As filed with the Securities and Exchange Commission on January 19, 2006
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

LMI AEROSPACE, INC.
(Exact Name of Registrant as Specified in Its Charter)

Missouri	3728	43-1309065
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification in Number)	(IRS Employer Identification No.)
3600 Mueller Road
St. Charles, Missouri 63301
(636) 946-6525
(Address, Including Zip Code, and Telephone Number, Including Area Code,
of Registrant’s Principal Executive Offices)

Lawrence E. Dickinson
Chief Financial Officer
LMI Aerospace, Inc.
3600 Mueller Road
St. Charles, Missouri 63301
(636) 946-6525
Fax: (636) 949-1576
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:

Robert H. Wexler, Esq.	Joel S. Klaperman, Esq.
Gallop, Johnson & Neuman, L.C.	Shearman & Sterling LLP
101 South Hanley, Suite 1700	599 Lexington Avenue
St. Louis, Missouri 63105	New York, New York 10022
(314) 615-6000	(212) 848-4000
Fax: (314) 615-6001	Fax: (212) 848-7179

       Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
       If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
       If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐
       If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐
       If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class	Number of Shares	Offering	Aggregate Offering	Registration
of Securities to be Registered	to be Registered(1)	Price Per Share(2)	Price(1)(2)	Fee

Common Stock, par value $0.02 per share	3,335,000	$16.90	$56,361,500	$6,031

(1)	Includes 435,000 shares issuable upon exercise of the underwriters’ option to purchase additional shares of common stock from us to cover over-allotments, if any.

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices reported on January 17, 2006 by the Nasdaq Stock Market.

       The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS
SUBJECT TO COMPLETION, DATED JANUARY 19, 2006.
2,900,000 Shares
LMI Aerospace, Inc.
Common Stock

       We are selling 2,300,000 shares of our common stock and the selling shareholders named in this prospectus are selling a total of 600,000 shares of our common stock. We will not receive any of the proceeds from the shares of our common stock sold by the selling shareholders.
       Our common stock is quoted on the Nasdaq National Market under the symbol “LMIA.” The last reported sale price on January 17, 2006 was $17.00 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 9 of the prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to LMI Aerospace, Inc.	$	$
Proceeds, before expenses, to selling shareholders	$	$
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
       We have granted the underwriters a 30-day option to purchase up to a maximum of 435,000 additional shares of common stock from us at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any.

Wachovia Securities	Oppenheimer & Co.

Sole Book-Running Manager
The date of this prospectus is                     , 2006.

       You may rely only on the information contained in this prospectus. We, the selling shareholders and the underwriters have not authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of common stock means that the information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer of solicitation is unlawful.

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PROSPECTUS SUMMARY
       This summary highlights information contained elsewhere in this prospectus. Because it is a summary, it may not contain all the information that is important to you or that you should consider before investing in our common stock. Before making an investment decision, you should read the entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus.
       All references to “we,” “us,” “our,” or “our company” in this prospectus refer to LMI Aerospace, Inc. and its consolidated direct and indirect subsidiaries.
Our Company
Overview
       LMI Aerospace, Inc. is a leading provider of structural components, assemblies and kits to the aerospace, defense and technology industries. We fabricate, machine, finish and integrate formed, close tolerance aluminum and specialty alloy components and sheet metal products primarily for large commercial, corporate and military aircraft. We manufacture more than 30,000 products for integration into a variety of aircraft platforms manufactured by leading original equipment manufacturers, referred to as OEMs, and Tier 1 aerospace suppliers, including Gulfstream, Boeing, Bombardier, Sikorsky, Vought Aircraft and Spirit AeroSystems. We are the sole source provider, under long-term agreements, for many of the products that we provide. Our primary aerospace products include:

•	leading edge wing slats and flapskins;

•	winglets;

•	fuselage and wing skins;

•	helicopter cabin and aft section components and assemblies;

•	wing panels;

•	door components and assemblies and floorbeams;

•	thrust reversers and engine nacelles/ cowlings;

•	cockpit window frames and landing light lens assemblies;

•	detail interior components;

•	structural sheet metal and extruded components; and

•	auxiliary power units.
       We also provide our customers with value-added services related to the production, assembly and distribution of aerospace components, as well as delivering kits of products directly to customer points of use. We believe these value-added services strengthen our position as a preferred supplier by improving overall production efficiencies and value for our customers. These services include:

•	kitting;

•	assembly;

•	just-in-time distribution;

•	prototyping and warehousing;

•	polishing and painting;

•	engineered tool design, fabrication and repair;

•	heat treating and aging of components;

•	manufacturing producibility design;

•	chemical milling; and

•	metal finishing.
       In addition to aerospace products, we produce components and assemblies for laser equipment used by semiconductor and medical equipment manufacturers in the technology industry. We also provide prototyping and design capabilities to these customers to support new product development.
       We were founded over 57 years ago as a manufacturer of components to the large commercial aircraft market of the aerospace industry. In recent years we have expanded our capabilities and diversified our operations through a number of acquisitions and business initiatives. For example, in 2001, we acquired the operating assets of Tempco Engineering, Inc. This acquisition expanded our aerospace product line and added technology components used in semiconductor and medical equipment. In 2002, we acquired Versaform Corporation and Southern Stretch Forming and Fabrication, Inc., producers of large formed metal components for the regional jet, business jet and military markets of the aerospace industry.
Industry Overview
       We believe we are well positioned to benefit from several aerospace industry trends, such as the continued outsourcing of components and assemblies by aircraft manufacturers to fewer preferred suppliers and increased aircraft production across the large commercial, corporate and military markets.
       OEMs and Tier 1 aerospace suppliers continue to outsource component and assembly production to aerospace suppliers. This trend, which began in the mid-1990s, allows aircraft manufacturers to focus primarily on the design, development, integration and marketing of finished aircraft to their customers. In addition, these companies have formed relationships with an increasingly smaller number of preferred suppliers in order to improve quality and service levels and reduce purchasing costs. We continue to benefit from this trend as OEMs and Tier 1 aerospace suppliers continue to select us based on our breadth of manufacturing capabilities and value-added services, our ability to manage large production programs and our long-standing reputation for quality and reliability.
       We believe production of large commercial aircraft is being driven by the return to pre-9/11 airline passenger levels, the need for airlines to upgrade fleets to more efficient aircraft models and the growth of low-cost and foreign airlines. Strong corporate profits continue to fuel corporate aircraft sales growth. The U.S. military’s extensive use of rotary wing aircraft (helicopters) during recent military operations and an aging aircraft fleet is expected to drive continued production of replacement aircraft. We have actively expanded our customer relationships to diversify our business across the large commercial aircraft, corporate, regional and military aircraft markets. In addition to increased sales, we believe increased aircraft production could result in a significant increase in profitability based on our current operational structure.
       Large Commercial. According to industry sources, production in the large commercial aircraft market, comprised of aircraft with 100 or more seats, is expected to increase through 2010 driven by orders from domestic and international low-cost airlines, as well as other full-service Asian and Middle Eastern airlines. In addition, the continued economic recovery, return of business confidence and corporate investment, and increase in world-wide leisure travel are contributing to demand for more fuel-efficient, new generation aircraft. Global air travel, as measured by revenue passenger miles, referred to as RPMs, is expected to increase from 2.5 billion RPMs in 2005 to 3.2 billion RPMs in 2010, an average annual growth rate of 5.3%. Large commercial aircraft deliveries are expected to increase from 680 in 2005 to 855 in 2010, an average annual growth rate of 4.7%. Projected annual delivery rates for Boeing 737, 777 and 787 aircraft, which are core platforms for our products, are expected to be in line with overall large commercial aircraft delivery rates.
       Corporate and Regional. We believe continued strong U.S. corporate profits and enhanced productivity through the use of corporate aircraft are expected to drive business jet deliveries through 2010. According to industry sources, approximately 7,417 new business jets are projected for delivery between 2005 and 2014, an average of 742 per year, as compared to approximately 5,461 business jets delivered from 1995 to 2004, an average of 546 per year. Projected annual deliveries for Gulfstream G-350 - G-550 series aircraft, which are core platforms for our products, are estimated to be in excess of 60 units per year from 2006 to 2010.
       The regional jet market experienced tremendous growth in the late 1990s through 2001 as regional and short haul point-to-point airline travel increased. In recent years, demand has shifted from traditional 50-seat regional jets to larger 70-90-seat aircraft. While a decline in regional jet deliveries is expected for 2006, longer term growth in the market is expected.

       Military. According to the “National Defense Budget Estimates for FY 2006,” the U.S. Department of Defense procurement budget for military aircraft is expected to increase at an average annual growth rate of 7.9% from 2005 to 2010. An aging aircraft fleet and increased military operations are expected to lead to the replacement or overhaul of heavily used aircraft, especially helicopter and airlift aircraft. In addition, the shift in U.S. military doctrine to smaller, more mobile units of action should continue to drive the need for more military helicopters. Deliveries for the Sikorsky UH-60 Black Hawk, one of our core programs, are expected to increase from 44 units in 2005 to 86 units in 2010, an average annual growth rate of 14.3%.
Competitive Strengths
       We believe that our strong competitive position is primarily attributable to the following factors:
       Expertise in Close Tolerance Manufacturing. Our proven expertise in close tolerance manufacturing techniques has earned us a preferred supplier role with leading OEMs and Tier 1 aerospace suppliers. We use several forming processes to shape or form raw material into components, including: fluid cell press, sheet metal and extrusion stretch, skin stretch, stretch draw, hot joggle, drop hammer, brake forming and roll forming. Our broad manufacturing capabilities and expertise allow us to produce complex components and high-level assemblies with exacting design specifications and functions. Applying lean manufacturing techniques has earned us a reputation for reliable delivery and consistent quality. We have developed these specialized capabilities through significant capital investment and acquisitions. We believe we are one of only a few companies in the U.S. that possess such a broad range of manufacturing capabilities for aircraft structural components.
       Supplier of Value-Added Content and Services. We have developed significant capabilities to deliver value-added content and services to our customers. These capabilities include tool making, heat treating, chemical milling and metal finishing processes such as polishing and painting. Recently, we began providing high-level assemblies of multiple components as well as providing point-of-use kitting of components and assemblies. Linking our capabilities in supply chain management with our specialized manufacturing has been a key factor in earning additional outsourcing opportunities and building long-term relationships with our customers. These services provide significant benefits to our customers, including: (i) reduced costs resulting from our ability to serve as a single point of purchase for a wide array of required products and services, (ii) faster and more efficient production rates and (iii) greater consistency in meeting scheduled delivery dates.
       Long-Term Customer Relationships. We have been providing products and services to the aerospace industry for over 57 years and believe we have gained a reputation for consistent high quality and reliability. We have long-term agreements with many of our customers, including Gulfstream, Boeing, Bombardier, Sikorsky, Vought Aircraft and Spirit AeroSystems. We believe our strong relationships provide us with a significant advantage in obtaining and securing new business.
       Experienced Management Team with a Proven Track Record. Our highly experienced management team has a proven history of performance in the aerospace industry. Our management team has successfully led the business through various industry economic cycles, as well as the events of September 11, 2001, the SARS epidemic, rising fuel prices and the conflicts in Afghanistan and Iraq, with Company sales growing from $55.7 million in 2000 to $85.9 million in 2004, a compound annual growth rate of 11.4%. As a group, our executive officers have an average of 21 years of experience in the industry. In addition, we have a team of general managers with over 23 years of industry experience.
       Multiple Geographic Locations. Most of our 13 state-of-the-art facilities are in close geographic proximity to the principal production facilities of our customers. Geographic proximity to customers provides us with opportunities for strengthening customer relationships by allowing for quicker responses to customer requests and quicker delivery of kits to customer points of use. Our customers’ needs for offload work, emergency spares and replacement components, which require a quick turn time, can be met more easily with reduced shipping time and costs.

Growth Strategy
       We focus on growing our market share, revenues, profitability and cash flow by:
       Leveraging Strong Customer Relationships. We plan to continue to strengthen our relationships with current customers by expanding our product and service offerings. With our breadth of capabilities and track record of performance, we believe that we can capture additional outsourcing opportunities with our existing customers. We will continue to seek to formalize our customer relationships through long-term agreements.
       Expanding Value-Added Services and Solutions. We intend to grow by increasing the array of value-added services and solutions that we offer our customers. By expanding our capability to integrate components into higher level aerospace assemblies and providing point of use kitting for our customers, we believe we will enhance our reputation as a preferred supplier to aerospace manufacturers and our position in the aerospace supply chain. As OEMs and Tier 1 aerospace suppliers continue to outsource production of components and assemblies, we believe that we are well positioned to capture additional sales and become an increasingly important provider to new and existing customers.
       Expanding into More Complex Metal and Non-Metal Technologies. We are planning to apply our expertise in metals and close tolerance manufacturing to emerging materials and techniques. We believe we can take advantage of opportunities in related metal technologies, such as metal bonding. We intend to expand our product offerings to include composite materials to complement our core metal products, as composite structures are being used more frequently for aerospace applications.
       Expanding Our Customer Base. We plan to capitalize on new production opportunities with existing and other domestic and international OEMs and Tier 1 aerospace suppliers. We believe we can extend our capabilities to additional aircraft programs.
       Investing in Production Efficiencies and Capacity. We believe that we can continue to drive earnings growth by targeted investment in our domestic production capabilities while seeking lower cost solutions by expanding into lower labor cost areas through direct investment in facilities or augmenting our supply chain. We are scheduled to open manufacturing facilities in Mexicali, Mexico in the Spring of 2006. We intend to continue to apply lean manufacturing techniques and information technology systems to improve our production processes.
       Pursuing Strategic Acquisitions. We will continue to explore acquisition opportunities that would enhance our strategic position as a preferred supplier in the aerospace industry. We believe we are well-positioned to take advantage of acquisition opportunities as consolidation trends continue in the industry.
Customers and Products
       We manufacture more than 30,000 products for integration into a variety of aircraft platforms manufactured by OEMs and Tier 1 aerospace suppliers. The following table describes some of the principal products manufactured by each of our segments and the models into which they are integrated:

Product	Models

Sheet Metal Segment

Leading edge wing slats and flapskins	—	Gulfstream: G-350, G-450
	—	Boeing: 737, 777, 787
	—	Bombardier: Learjet 45 & 60, Challenger 604/605, Dash-8, CRJ 200/700/900
	—	Cessna: Citation X

Winglets	—	Boeing: 737, 757

Fuselage and wing skins	—	Gulfstream: G-350, G-450, G-550
	—	Boeing: 717, 737, 747, 757, 767, 777
	—	Bombardier: Learjet 45 & 60, Dash-8, CRJ 200/700/900
	—	Lockheed: F-16 Fighting Falcon, C-130 Hercules
	—	Cessna: Citation III

Product	Models

Helicopter cabin and aft section components and assemblies	—	Sikorsky: UH-60 Black Hawk

Wing panels	—	Boeing: 747
	—	Bombardier: CRJ 200/700/900

Door components, assemblies and floorbeams	—	Gulfstream: G-350, G-450
	—	Boeing: 737, 747, 757
	—	Bombardier: Challenger 604
	—	Lockheed: F-16 Fighting Falcon, C-130 Hercules

Thrust reversers and engine nacelles/cowlings	—	Gulfstream: G-350, G-450
	—	Boeing Commercial: 737, 747, 777
	—	Boeing Defense: B-52 Buffalo
	—	Bombardier: CL415

Detail interior components	—	Gulfstream: G-350, G-450, G-550
	—	Boeing: 737, 747, 757, 767, 777
	—	Lockheed: C-130

Cockpit window frames and landing light lens assemblies	—	Gulfstream: G-350, G-450
	—	Boeing: 737, 747, 767, 777, MD-80, KC-10
	—	Bombardier: Learjet 45 & 60, Challenger 300
	—	Lockheed: F-16 Fighting Falcon
	—	Cessna: Citation III, VII and Excel

Structural sheet metal and extruded components	—	Gulfstream: G-350, G-450, G-550
	—	Boeing Commercial: 737, 727, 747, 757, 767, 777
	—	Boeing Defense: F-15 Eagle, F/A-18 Hornet, C-17 Globemaster
	—	Bombardier: CRJ 200/700/900
	—	Lockheed: F-16 Fighting Falcon, C-130 Hercules

Auxiliary power units	—	Gulfstream: G-550
	—	Boeing: V-22 Osprey
	—	Embraer: ERJ

Machining and Technology Segment

Housings and assemblies for gun turrets	—	Boeing: AH-64 Apache

Various components and assemblies	—	Gulfstream: G-550

Fans, heat exchangers, and various assemblies	—	Cymer: ELS 7000, ELS 6010, XLA 100
	—	IntraLase: FS Laser
Corporate Information
       We were organized as a Missouri corporation in 1948. Our principal executive offices are located at 3600 Mueller Road, St. Charles, Missouri 63301, and our telephone number is (636) 946-6525. Our website is www.lmiaerospace.com. Information contained on, or that can be accessed through, our website is not a part of this prospectus.

The Offering

Common stock offered:

• by us	2,300,000 shares

• by the selling shareholders	600,000 shares

Common stock to be outstanding after this offering	10,673,837 shares

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $36.3 million, assuming an offering price of $17.00 per share of common stock and after deducting the underwriting discounts and commissions and offering expenses. We expect to use the net proceeds of this offering as follows:

• to pay all the indebtedness outstanding under the revolving line component of our credit facility;

• approximately $3.4 million to reduce the indebtedness outstanding under the real estate term loan component of our credit facility;

• to prepay all of the $1 million aggregate principal amount of subordinated notes issued to certain members of our board of directors; and

• the remainder for general corporate purposes, which may include working capital, capital expenditures and potential acquisitions of complementary businesses, products and technologies.

See “Use of Proceeds.”

We will not receive any of the proceeds from sales of common stock by the selling shareholders in the offering.

Over-allotment option	We have granted the underwriters an option to purchase up to 435,000 additional shares of common stock in the aggregate solely to cover over-allotments. See “Underwriting.”

Risk factors	See “Risk Factors” beginning on page 9 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Nasdaq National Market symbol	“LMIA”
       The number of shares of our common stock to be outstanding after this offering is based on shares outstanding as of January 5, 2006, and excludes:

•	199,324 shares subject to outstanding options at a weighted average exercise price of $3.30 per share; and

•	1,174,350 additional shares available for future grants under our existing stock incentive plans.
       Except as otherwise indicated, all information in this prospectus assumes that the underwriters will not exercise their over-allotment option.

Summary Consolidated Financial Data
       The following table sets forth our summary consolidated financial data for the periods indicated below. The summary consolidated financial data for the years ended December 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements. The summary consolidated financial data for the nine months ended September 30, 2004 and 2005 was derived from our unaudited consolidated financial statements and includes, in management’s opinion, all adjustments necessary for a fair presentation of our financial position as of such date and our results of operations for such period. You should read the following summary consolidated financial data in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. Our results of operations for the nine months ended September 30, 2005 may not be indicative of results that may be expected for the full year.

				Nine Months Ended
	Year Ended December 31,			September 30,

	2002(1)	2003	2004	2004	2005

	(Dollars in thousands, except per share data)
Statement of Operations Data:
Net sales	$81,349	$75,855	$85,908	$63,447	$72,236
Cost of sales	69,185	67,485	69,510	51,689	55,051

Gross profit	12,164	8,370	16,398	11,758	17,185
Selling, general & administrative expenses(2)	12,931	13,423	13,870	10,499	10,784
Goodwill impairment charges	5,104	—	—	—	—

Income (loss) from operations	(5,871)	(5,053)	2,528	1,259	6,401
Interest expense	(1,495)	(1,645)	(2,175)	(1,806)	(1,249)
Other (expense) income, net	(525)	306	313	422	2

Income (loss) before income taxes	(7,891)	(6,392)	666	(125)	5,154
Provision for (benefit of) income taxes	(691)	(2,411)	236	114	1,958

Income (loss) before cumulative change in accounting principle	(7,200)	(3,981)	430	(239)	3,196
Cumulative effect of change in accounting principal, net of tax(3)	(1,104)	—	—	—	—

Net income (loss)	$(8,304)	$(3,981)	$430	$(239)	$3,196

Amounts per common share:
Income (loss) before cumulative effect of change in accounting principle	$(0.89)	$(0.49)	$0.05	$(0.03)	$0.39
Cumulative effect of change in accounting principle, net of tax	(0.14)	—	—	—	—

Net income (loss)	$(1.03)	$(0.49)	$0.05	$(0.03)	$0.39

Net income (loss) — assuming dilution	$(1.03)	$(0.49)	$0.05	$(0.03)	$0.38

Weighted average common shares outstanding	8,077,293	8,181,786	8,186,158	8,181,786	8,248,959

Weighted average dilutive stock options outstanding	—	—	13,956	—	109,171

				Nine Months Ended
	Year Ended December 31,			September 30,

	2002(1)	2003	2004	2004	2005

	(Dollars in thousands, except per share data)
Balance Sheet Data:
Cash and equivalents	$1,182	$441	$414	$260	$77
Working capital	28,054	25,919	25,593	12,710	28,454
Total assets	77,865	70,519	65,381	67,813	68,887
Total long-term debt, excluding current portion	24,621	21,756	18,583	6,653	16,102
Shareholders’ equity	37,736	33,792	34,352	33,533	37,735
Other Financial Data:
Capital expenditures	$2,293	$1,001	$1,266	$823	$1,298
Cash flows from (used by) operating activities	(2,042)	1,011	7,426	4,275	3,455
Cash flows from (used by) investing activities	(13,991)	(371)	(314)	151	(1,281)
Cash flows from (used by) financing activities	12,587	(1,412)	(7,119)	(4,587)	(2,511)
Gross profit margin	15.0%	11.0%	19.1%	18.5%	23.8%

(1)	Includes the operating results of Versaform Corporation, Stretch Forming Corporation and Southern Stretch Forming and Fabrication, Inc., after we acquired these businesses on May 16, 2002, June 12, 2002 and September 30, 2002, respectively.

(2)	Includes restructuring charges of $923 and $527 for the years ended December 31, 2004 and 2003, respectively, and $737 for the nine month period ended September 30, 2004.

(3)	During 2002, we adopted Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets, which resulted in a charge to earnings of $1,104 as discussed in Note 5 to the consolidated financial statements included elsewhere in this prospectus.

RISK FACTORS
       The purchase of shares of our common stock involves investment risks. You should consider the following risks carefully before making a decision to invest in our common stock. Although the risks described below are the risks that we believe are material, there may also be risks of which we are currently unaware, or that we currently regard as immaterial based on the information available to us that later prove to be material. These risks may adversely affect our business, financial condition and operating results. As a result, the trading price of our common stock could decline, and you could lose part or all of your investment.
Risks Related to Our Business
Sales to a limited number of customers represent a significant portion of our revenues and our long-term agreements with these customers are generally terminable upon written notice.
       As of September 30, 2005, 71.2% of our aggregate sales were dependent upon relationships with six major customers: Gulfstream Aerospace Corporation, Spirit AeroSystems, Boeing Company, Vought Aircraft Industries, Lockheed Martin Corporation and Bombardier, Inc. Although a majority of our sales, including sales to these customers, are made pursuant to long-term agreements, these agreements are generally terminable upon written notice by the customer and typically do not require the customer to purchase any specific quantity of products. As a result, our sales under these agreements may not continue for the full term of the agreements or be consistent with historical sales levels. Additionally, the loss of any one of these customers, or a significant reduction in the amount of orders received from any one of these customers, could cause a significant decrease in our net sales and profitability. We anticipate that a small number of large customers will continue to represent a significant portion of our sales for the foreseeable future. See “Business — Competition.”
We may experience cost over-runs related to orders for new products and changes to existing products, and may be unable to recoup the resulting increased costs.
       We generally sell our products under multi-year firm agreements on a fixed-price basis, regardless of our production costs. As a result, factors such as inaccurate pricing, manufacturing inefficiencies, start-up costs and increases in the cost of labor, materials or overhead may result in cost over-runs and losses on those agreements. We may not succeed in obtaining the agreement of a customer to reprice a particular product, and we may not be able to recoup previous losses resulting from incomplete or inaccurate engineering data or out-of-tolerance tooling.
We may not realize all of the sales expected from our existing backlog.
       At December 31, 2005, we had $106 million of order backlog. We consider backlog to be firm customer orders for future delivery. From time to time, our OEM customers provide projections of components and assemblies that they anticipate purchasing in the future under new and existing programs. These projections are not included in our backlog unless we have received a firm purchase order from our customers. Our customers may have the right, under certain circumstances and with certain penalties or consequences, to terminate, reduce or defer firm orders that we have in backlog. If our customers terminate, reduce or defer firm orders, we may be protected from certain costs and losses, but our sales will nevertheless be adversely affected.
       Given the nature of our industry and customers, there is always a risk that orders may be cancelled or rescheduled due to fluctuation in our customer’s business needs or purchasing budgets. Moreover, our realization of sales from new and existing programs is inherently subject to a number of important risks and uncertainties, including the possibility that our customers will not launch programs on time, or at all, the number of units that our customers will actually produce will change and the timing of production will be altered. Also, until firm orders are pledged, our customers generally have the right to discontinue a program or replace us with another supplier at any time without penalty. Our failure to realize sales from new and existing programs would adversely impact our net sales, results of operations and cash flow.
We may be required to risk our capital to continue existing partnerships or develop new strategic partnerships with OEMs.
       Many OEMs are moving toward developing strategic, and sometimes risk-sharing, partnerships with their larger suppliers. Each strategic partner provides an array of integrated services including purchasing, warehousing and assembly for OEM customers. We have been designated as a strategic partner by some OEMs and are striving to become a strategic partner of other OEMs. In order to maintain our current strategic partnerships and establish new ones, we may need to expand our existing capacities or capabilities. We may not, however, have the financial ability or technical expertise to do so. Moreover, many new aircraft programs require that major suppliers become risk-sharing partners, so that the cost of design, development and engineering work associated with the development of the aircraft is borne in part by the supplier, usually in exchange for a long-term agreement to supply critical parts.
Demand for our defense-related products depends upon government spending.
       A material portion of our sales is derived from the military market. The military market is largely dependent upon government budgets, particularly the U.S. defense budget. The funding of government programs is subject to Congressional appropriation. Although multi-year contracts may be authorized in connection with major procurements, Congress generally appropriates funds on a fiscal year basis, even though a program may be expected to continue for several years. Consequently, programs, including those that require our components, are often only partially funded or never enter full-scale production as expected. As a result, future U.S. defense spending may not be allocated to programs that would benefit our business or at levels that we had anticipated. A decrease in levels of defense spending or the government’s termination of, or failure to fully fund, one or more of the contracts for the programs in which we participate would adversely impact our revenues and cash flow.
Our long-term success and growth strategy depend on our senior management and our ability to attract and retain qualified personnel.
       We have written employment agreements with our senior management that expire on December 31, 2007. We also maintain key man life insurance policies on the lives of certain members of senior management. The loss of service of one or more of our senior management personnel, however, could result in a loss of leadership and an inability to successfully pursue our long-term success and growth strategy.
       Our success and future growth also depend on management’s ability to attract, hire, train, integrate and retain qualified personnel in all areas of our business. Competition for such personnel is intense, and our inability to adequately staff our operations with qualified personnel could render us less efficient and decrease our rate of production. In addition, rising costs associated with certain employee benefits, in particular employee health coverage, could limit our ability to provide certain employee benefits in the future. If we are unable to provide a competitive employee benefits package, recruiting and retaining qualified personnel may become more difficult.
We use sophisticated equipment that is not easily repaired or replaced, and therefore equipment failures could cause us to be unable to meet quality or delivery expectations of our customers.
       Many of our manufacturing processes are dependent on sophisticated equipment used to meet the strict tolerance requirements of our customers. Because sophisticated equipment generally is not easily repaired or replaced, unexpected failures of this equipment could result in production delays or the manufacturing of defective products. Our ability to meet the expectations of our customers with respect to on-time delivery of quality products is critical. Our failure to meet the quality or delivery expectations of our customers could lead to the loss of one or more of our significant customers.

The use by end-users of the product platforms into which our components are integrated could expose us to product liability claims.
       We may be exposed to possible claims of personal injury, death, grounding costs, property damage or other liabilities that result from the failure or malfunction of any component or assembly fabricated by us. We currently have in place policies for products liability and premises insurance, which we believe provides adequate coverage in amounts and on terms that are generally consistent with industry practice. Nevertheless, to the extent a claim is made against us that is not covered in whole or in part by our current insurance, we may be subject to a material loss. Moreover, any claims that are covered by our policies will likely cause our premiums to increase, and we may not be able to maintain adequate insurance coverage levels in the future.
Our facilities are located in regions that are affected by natural disasters.
       Several of our facilities are located in regions that have an increased risk of earthquake activity, and one of our facilities has experienced damage due to floods. Although we maintain earthquake and flood loss insurance where necessary, an earthquake, flood or other natural disaster could disrupt our business, result in significant recovery costs and cause our productivity to decrease.
We may be required to record a material impairment charge for goodwill related to our acquisition of Tempco, which would reduce our net income and earnings per share.
       In assessing the recoverability of our goodwill, management is required to make certain critical estimates and assumptions, particularly as to manufacturing efficiency, the achievement of reductions in operating costs, and increased sales and backlog. If any of these or other estimates and assumptions are not realized in the future, we may be required to record an impairment charge for goodwill, which charges would reduce net income and earnings per share. The third party valuation firm we employ to test our goodwill may deem the goodwill balance in our Machining and Technology segment to be partially or entirely impaired. As a result, we may be required to record an impairment charge for the goodwill associated with the Tempco business. We expect to make our determination in the first quarter of 2006 and will record any associated charge, if any, in the fourth quarter of 2005.
We are subject to a number of restrictive financial covenants required by our debt agreements.
       Our credit facility with Wells Fargo Business Credit, Inc., which is secured by substantially all of our assets, requires us to meet certain increases in net worth and places certain restrictions on capital expenditures, dividend payments and acquisitions of our common stock. These requirements could limit our ability to obtain future financing and may prevent us from taking advantage of attractive business opportunities in the future. Our ability to meet these restrictive financial covenants and requirements may be adversely affected by events beyond our control. A breach of one or more of these covenants or our inability to comply with our restrictions could result in an event of default under our credit facility. Upon the occurrence of an event of default, after the expiration of any grace period, our lender could, among other things, elect to declare all amounts outstanding under the credit facility, together with accrued interest, to be immediately due and payable and proceed against the collateral securing the debt. In either event, our assets may not be sufficient to repay in full the indebtedness under our credit facility.
Our compliance with the requirements of Section 404 of the Sarbanes-Oxley Act will result in significant costs.
       We are required to comply with the provisions of Section 404 of the Sarbanes-Oxley Act of 2002. If the value of our common stock held by non-affiliates is $75 million or more as of June 30, 2006, the deadline to comply will be accelerated to December 31, 2006. Currently, our deadline to comply is December 31, 2007. As of January 5, 2006, the value of our common stock held by non-affiliates was $60 million. We expect, however, that most of the shares in this offering will be purchased by non-affiliates. As a result, we anticipate that we will be required to comply with Section 404 by December 31,

2006 based on the current price of our common stock and after considering the additional shares to be issued as part of this offering.
       Section 404 requires that we document and test our internal controls over financial reporting and issue management’s assessment of those controls. Section 404 also requires that our independent registered public accounting firm opine upon our internal controls and management’s assessment of those controls. We are currently evaluating our existing controls against the standards adopted by the Committee of Sponsoring Organizations of the Treadway Commission. During the course of our on-going evaluation and integration of internal control over financial reporting, we may identify areas requiring improvement, and we may have to design enhanced processes and controls to address issues identified through our evaluation.
       We currently estimate the out-of-pocket costs of complying with the requirements of Section 404 of the Sarbanes-Oxley Act to be approximately $750,000. We also believe management will need to spend a significant amount of their time focusing on these compliance efforts rather than on our day-to-day operations. If the time and costs associated with our compliance exceed our current expectations, our productivity and profitability could decrease.
       We cannot be certain that we will be able to successfully complete the procedures, certification and attestation requirements of Section 404 on a timely basis or that we or our auditors will not identify additional material weaknesses in internal control over financial reporting. If we fail to comply with the requirements of Section 404, or if we or our auditors identify any material weaknesses, the accuracy and timeliness of the filing of our annual and quarterly reports may be negatively affected and could cause investors to lose confidence in our reported financial information, which could have a negative effect on the share value of our common stock. In addition, a material weakness in the effectiveness of our internal control over financial reporting could result in fraud, the loss of customers, and adversely affect our ability to obtain financing. Remediating any such material weakness may require additional management attention and increased compliance costs.
We have identified a material weakness in our inventory controls and procedures at our Vista, California facility that may require us to adjust previously recorded inventory valuations.
       In connection with our 2004 year-end audit, our independent registered public accounting firm identified certain material weaknesses relating to inventory valuation at our Vista, California facility, which is part of our Sheet Metal business. In January 2005, we undertook three corrective actions specifically designed to address this concern, which consisted of:

•	the conversion of the operating and financial systems at our Vista, California location for assimilation into the operating and financial systems we use for our other Sheet Metal businesses;

•	the evaluation and documentation of the procedures at our Vista, California location, and

•	providing more management oversight of the accounting for inventories at our Vista, California location.
       During the second quarter of 2005, we completed the conversion and assimilation of the operating and financial systems formerly utilized at our Vista, California location to those used in the rest of our Sheet Metal segment. In conjunction with this conversion, we created specific documentation of the system transactions and conducted training of all appropriate personnel. Accordingly, in the judgment of management, this corrective action has been completed and constitutes significant changes in our internal controls.
       To assist us in our evaluation and documentation of the procedures related to inventory evaluation at our Vista, California location, we engaged a third party provider during the third quarter of 2005 to assess inventory controls and document new procedures. Based on its preliminary assessment, we have written new procedures, established tools to review the accuracy of inventory transactions, and created a management review process of these transactions. We expect to complete our evaluation and documentation during 2006, and in the judgment of management, these corrective actions upon completion will constitute a significant change in our internal controls.
       In the second quarter of 2005, we hired a plant controller to increase the oversight of the accounting for inventory at the Vista, California location. Throughout 2005, we provided additional managerial oversight from our corporate offices and will continue to train selected accounting personnel to perform this function. In the judgment of management, these changes with regard to managerial oversight and the training of selected accounting personnel constitutes a significant change in internal controls.
       We will continue to evaluate the effectiveness of our disclosure controls and procedures and our internal controls on an ongoing basis and will take further action as appropriate.
       If, however, these steps do not correct the deficiencies at our Vista, California facility, we will be required to take further corrective action, which will increase our compliance costs. Additionally, because the corrective actions were not in effect for the full year, we cannot assure you that we will not be required to adjust previously reported 2005 inventory valuations, which could result in a decrease in our earnings.
Risks associated with acquisitions could result in increased costs and production inefficiencies.
       A key element of our growth strategy has been expansion through the acquisition of complementary businesses involved in the aerospace industry and strategic acquisitions that would provide us with access to new industries. Our ability to expand by acquisition is dependent upon, and may be limited by, the availability of suitable acquisition candidates and our capital resources. Acquisition risks include:

•	difficulties in assimilating the operations and personnel of acquired companies;

•	difficulties associated with implementing and integrating new product lines and meeting new tolerance requirements;

•	an inability to accurately price new products;

•	the failure to realize potential cost savings or other financial and strategic benefits;

•	the incurrence of substantial unanticipated integration costs;

•	the potential loss of key employees of the acquired companies;

•	the incurrence of substantial, additional indebtedness in funding such acquisitions;

•	significant strain on our managerial, financial and other resources; and

•	potential goodwill impairment.
       Furthermore, although we will investigate the business operations and assets of entities that we acquire, there may be liabilities that we fail or are unable to discover and for which we, as a successor owner or operator, may be liable. Also, the necessity of integrating our internal controls over financial reporting with businesses acquired by us in order to meet the requirements of Section 404 of the Sarbanes-Oxley Act will add additional cost and expense to acquisitions and expose us to the risk that we may not be successful in integrating our internal control over financial reporting with that of the acquired business on a timely basis. Finally, while we evaluate acquisition opportunities from time to time, our current limited capital resources will significantly restrict our ability to effect strategic acquisitions.
       We currently do not have any understandings, commitments or agreements with respect to any material acquisitions of or investments in complementary businesses, products or technologies, but we expect to evaluate potential acquisitions and investments from time to time in the ordinary course of business.

Certain newer aircraft platforms include fewer metal products and could, over time, limit our ability to grow.
       Newer military aircraft, such as the Lockheed F-35 Series, and newer aircraft designs for large commercial aircraft, such as the Boeing 787, include more composite and other non-metal components than previous models. Additionally, redesigns of existing platforms could include greater amounts of non-metal components. Because we currently do not have the capability to produce non-metal components, the trend toward the use of non-metal components could limit our opportunities for new work, cause the loss of certain existing work and increase the competitive environment with other suppliers of metal components.
Risks Related to Our Industry
We are subject to the cyclical nature of the aerospace industry, and any future downturn in the aerospace industry or general economic conditions could cause our sales and operating income to decrease.
       We derive approximately 90% of our sales from services and components for the aerospace industry. Consequently, our business is directly affected by certain characteristics and trends of the aerospace industry or general economic conditions that affect our customers, such as:

•	fluctuations in the aerospace industry’s business cycle;

•	varying fuel and labor costs;

•	intense price competition and regulatory scrutiny;

•	certain trends, including a possible decrease in aviation activity, a decrease in outsourcing by aircraft manufacturers or the failure of projected market growth to materialize or continue; and

•	changes in military budgeting and procurement for certain military aircraft.
       In the event that these characteristics and trends adversely affect customers in the aerospace industry, they would reduce the overall demand for our products and services, thereby decreasing our sales and operating income.
Terrorist attacks could reduce demand for our large commercial, corporate and regional products and services.
       Acts of sabotage or terrorism or adverse results to the U.S. and its military conflicts, such as the current conflict in Iraq, would likely have an adverse impact on the large commercial, corporate and regional industries, which would lead to reduced demand for our products and services. Prior industry downturns caused by such acts or results have negatively affected our net sales, gross margin, net income and cash flow. In particular, we and the aerospace industry suffered significantly as a result of the events of September 11, 2001, the events of which caused a substantial downturn in new large commercial aircraft deliveries and order cancellations or deferrals by the major domestic and international air carriers.
We may not be able to maintain or improve our competitive position because of the intense competition in the markets we serve.
       Our competitors in the aerospace industry consist of a large fragmented group of companies, including certain business units or affiliates of our customers. We believe that competition within the aerospace industry will increase substantially as a result of industry consolidations, trends favoring greater outsourcing of components and a decrease in the number of preferred suppliers. We also believe foreign aerospace manufacturers will become an increasing source of competition, due largely to foreign manufacturers’ access to low-cost labor and the increased prevalence of industry participation commitments, pursuant to which domestic OEMs agree to award production work to manufacturers from a foreign country in order to obtain orders from that country. Some of our competitors have substantially greater financial, production and other resources than us. These competitors may have:

•	the ability to adapt more quickly to changes in customer requirements and industry conditions or trends;

•	greater access to capital;

•	stronger relationships with customers and suppliers; and

•	greater name recognition.
Decreases in the availability or increases in the cost of our raw materials would increase our operating costs.
       Most of our components are manufactured from aluminum products. From time to time, we, and the aerospace components industry as a whole, have experienced shortages in the availability of aerospace quality aluminum. In addition, our Machining and Technology segment utilizes materials that, in some cases, may be provided by a limited number of suppliers. Raw material shortages could limit our ability to meet our production needs and adversely affect our ability to deliver products to our customers on a timely basis. Also, raw material shortages and capacity constraints at our raw material producers are outside of our control and can cause the price of aluminum to increase. Any significant shortage or price escalation of raw materials such as aluminum could increase our operating costs, which would likely reduce profits.
OEMs in the aerospace industry have significant pricing leverage over suppliers such as ourselves, and may be able to achieve price reductions over time, which could adversely impact our profitability.
       There is substantial and continuing pressure from OEMs in the aerospace industry on suppliers such as ourselves, to reduce prices for products and services. If we are unable to absorb OEM price reductions through operating cost reductions and other methods, our gross margins, profitability and cash flows could be reduced.
Compliance with and changes in environmental, health and safety laws, other laws that regulate the operation of our business and industry standards could increase the cost of production and expose us to regulatory claims.
       Our operations are subject to extensive and frequently changing federal, state and local laws and substantial regulation by government agencies, including the United States Environmental Protection Agency, the United States Occupational Safety and Health Administration and the Federal Aviation Administration. Among other matters, these agencies impose requirements that:

•	regulate the operation, handling, transportation and disposal of hazardous materials generated or used by us during the normal course of our operations;

•	govern the health and safety of our employees; and

•	require that we meet standards and licensing requirements for aerospace components.
       In particular, we use and generate hazardous waste in our operations. Consequently, we monitor hazardous waste management and applicable environmental permitting and reporting for compliance with applicable laws at our locations in the ordinary course of our business. We may be subject to potential material liabilities relating to any investigation and cleanup of our locations or properties where we deliver hazardous waste for handling or disposal that may be contaminated and to claims alleging personal injury. In addition, we have incurred, and expect to continue to incur, costs to comply with environmental laws and regulations. The adoption of new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new cleanup requirements could require us to incur costs and become subject to new or increased liabilities that could increase our operating costs and adversely affect the manner in which we conduct our business.
       While we require Federal Aviation Administration certifications only to a limited extent, we typically are required to maintain third-party registration to industry specification standards, such as AS9100 and Nadcap, for our quality systems and processes. In fact, many individual OEMs and Tier 1 suppliers require certifications or approvals of our work for them based on third-party registrations in order to engineer and serve the systems and components used in specific aircraft models. If material OEM certifications or approvals were revoked or suspended, OEMs may cease purchasing our products.
       Moreover, if in the future new or more stringent governmental regulations are adopted, or industry oversight heightened, such action could result in our incurrence of significant additional costs.
Risks Related to the Offering and Our Common Stock
The market price of our common stock may be volatile.
       The market price of our common stock could be subject to wide fluctuations in response to a number of events and factors, such as:

•	actual or anticipated variations in quarterly operating results;

•	changes in financial estimates by us or by any securities analyst that covers our stock, or our failure to meet these estimates;

•	changes in the market valuations of other companies operating in our industry;

•	announcements by us or our competitors of a significant acquisition, strategic partnership or divestiture;

•	additions or departures of key personnel; and

•	a general downturn in the stock market.
       In addition, the stock market has experienced volatility that has affected the market prices of the equity securities of many companies, including ours. The resulting changes in market prices are often not directly related to the operating performance of these companies. Downturns in the stock market may cause the price of our common stock to decline.
Anti-takeover provision and our organizational documents may discourage our acquisition by a third party, which could limit your opportunity to sell your shares at a premium.
       Our restated articles of incorporation and amended and restated bylaws contain certain provisions that reduce the probability of a change of control or acquisition of our company. These provisions include, among other things:

•	the ability of our board to issue preferred stock in one or more series with such rights, obligations and preferences as the board may determine, without any further vote or action by our shareholders;

•	advanced notice procedures for shareholders to nominate candidates for election of directors and for shareholders to submit proposal for consideration at shareholders’ meetings;

•	the staggered election of our directors; and

•	restrictions on the ability of shareholders to call special meetings of shareholders.
       In addition, we are subject to Section 459 of the General and Business Corporation Law of Missouri, which, under certain circumstances, may prohibit a business combination with any shareholder holding

20% or more of our outstanding voting power. This provision may have the effect of delaying, deterring or preventing certain potential acquisitions or a change of control of our company.
If our directors and executive officers choose to act together, they will exercise voting control over matters requiring approval by our shareholders.
       Following completion of this offering, our directors and executive officers will beneficially own approximately 33.6% of our common stock. As a result, these shareholders, acting together, will be able to control or effectively control all matters requiring approval by our shareholders, including the election of our directors and any merger, sale of assets or other change of control transaction. See “Principal and Selling Shareholders.”
We do not intend to pay cash dividends on our common stock in the foreseeable future.
       We have not historically declared or paid cash dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future. Our credit facility prohibits us from declaring a dividend with respect to our common stock without the lender’s approval. We currently intend to retain our earnings, if any, and reinvest them in the development of our business.
Future sales of shares of our common stock could depress our share price.
       The registration statement in which this prospectus is included covers the resale of 600,000 shares of common stock that were previously restricted. Moreover, an additional 3,458,259 shares of our common stock are currently held by our affiliates and may be sold in reliance upon the exemptive provisions of Rule 144 of the Securities Act, subject to certain volume and other conditions imposed by such rules. Our directors and executive officers, including the selling shareholders, have agreed with the underwriters that they will not, without the written consent of Wachovia Securities, publicly sell or distribute shares of our common stock held by them for a period of 90 days beginning on the day of this prospectus.
       We cannot predict the effect that any future sales of shares of our common stock by our directors and executive officers, or the availability of such shares for sale, will have on the market price of our common stock. We believe that sales of substantial numbers of shares of our common stock by us, or the perception that such sales could occur, could depress or otherwise adversely affect the market price of our common stock, which could make it difficult or impossible for us to sell additional shares of common stock when we need to raise capital.
We may allocate the proceeds of this offering in ways that you or other shareholders may not approve.
       We intend to use the net proceeds from this offering to repay in full the outstanding principal and accrued interest under the revolving credit component of our credit facility, to reduce the outstanding principal and accrued interest under the real estate term loan component of our credit facility and to prepay the subordinated notes held by certain of our directors. The remainder of the net proceeds will be used for general corporate purposes, which may include working capital, capital expenditures and potential acquisitions of complementary businesses, products and technologies. Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our operating results or enhance the value of our common stock. See “Use of Proceeds.”

FORWARD-LOOKING STATEMENTS
       This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included herein regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans, objectives and other future events and circumstances are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “would,” “should” and similar expressions or negative expressions of these terms. Such statements are only predictions and, accordingly, are subject to substantial risks, uncertainties and assumptions.
       Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We caution you that any forward-looking statement reflects only our belief at the time the statement is made. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee our future results, levels of activity, performance or achievements. We have included in this prospectus important factors that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. See “Risk Factors” in this prospectus. However, management cannot predict all factors, or combination of factors, that may cause actual results to differ materially from those projected in any forward-looking statements. In addition, unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect events or developments after the date of this prospectus.
MARKET DATA AND FORECASTS
       Unless otherwise indicated, information in this prospectus concerning economic conditions and our industry is based on information from independent industry analysts and publications as well as our estimates. Our estimates are derived from publicly available information released by third-party sources, as well as data from our internal research, and are based on such data and our knowledge of our industry, which we believe to be reasonable. None of the independent industry publications used in this prospectus were prepared on our or our affiliates’ behalves, and none of the sources cited in this prospectus has consented to the inclusion of any data from its reports, nor have we sought consent from any of them.

USE OF PROCEEDS
       We will receive estimated net proceeds from our sale of common stock in the offering of approximately $36.3 million, or $43.2 million if the underwriters exercise their over-allotment option in full, based on an assumed public offering price of $17.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
       We presently intend to use the proceeds of this offering as follows:

•	to pay all of the indebtedness outstanding under the revolving line of credit component of our credit facility, including accrued and unpaid interest on that prepaid principal, which as of December 31, 2005 totaled approximately $9 million;

•	approximately $3.4 million to reduce the principal amount of indebtedness outstanding under the real estate term loan component of our credit facility, including accrued and unpaid interest on that prepaid principal;

•	to prepay the outstanding $1 million aggregate principal amount of subordinated promissory notes, due December 31, 2007, bearing interest at a rate of 12% and secured by certain real estate, held by Messrs. Burstein, Geary, Neuman and Saks, each a director of our company, and pay the accrued and unpaid interest on those notes; and

•	the remainder for general corporate purposes, which may include working capital, capital expenditures and potential acquisitions of complementary businesses, products and technologies.
       We are required by our credit facility to pay a prepayment premium in connection with the prepayment of indebtedness under the real estate term loan component of our credit facility. Our lender has waived the requirement that we pay this prepayment premium. In addition, pursuant to a subordination agreement for the benefit of our lender, the prepayment of the notes requires the consent of our lender, which consent has been obtained.
       Our credit facility matures on November 15, 2007 and is secured by substantially all of our assets. The revolving line of credit bears interest at our lender’s prime rate, and the term loans bear interest at our lender’s prime rate plus 4%. As of December 31, 2005, our lender’s prime rate was 7.25%. Additionally, we currently do not have any understandings, commitments or agreements with respect to any material acquisitions of or investments in complementary businesses, products or technologies, but we expect to evaluate potential acquisitions and investments from time to time in the ordinary course of business.
       We will not receive any of the proceeds from sales of common stock by the selling shareholders in the offering.

CAPITALIZATION
       The following table sets forth our cash and cash equivalents, short-term debt and our capitalization as of September 30, 2005:

•	on an actual basis; and

•	on an as adjusted basis, reflecting (1) the sale of 2,300,000 shares of common stock by us in this offering at an assumed public offering price of $17.00 per share, after deducting the underwriting discounts and commissions, and estimated offering expenses payable by us and (2) the repayment of the indebtedness outstanding under the revolving line of credit component of our credit facility, the reduction of the term loan component of our credit facility and the prepayment in full of $1 million aggregate principal amount of subordinated notes held by certain of our directors as further described in “Use of Proceeds.”
       You should read this table in conjunction with the sections of this prospectus entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our financial statements and related notes, included elsewhere in this prospectus.

	As of September 30,
	2005

	Actual	As Adjusted

	(Unaudited)
	(In thousands, except
	per share data)
Cash and cash equivalents	$77	$22,544

Short-term debt, including current installment of long-term debt and capital lease obligations	$1,756	$1,392
Long-term debt, including revolving line of credit and capital leases	15,102	2,679
Subordinated debt	1,000	—
Shareholders’ equity:
Common stock, par value $0.02 per share; 28,000,000 shares authorized and 8,763,877 shares issued, actual; 11,063,877 shares issued, as adjusted	175	221
Additional paid-in capital	26,245	62,453
Preferred stock, $0.02 par value per share; 2,000,000 shares authorized, none issued	—	—
Treasury stock, at cost, 457,022 shares at September 30, 2005	(2,168)	(2,168)
Retained earnings	13,483	13,483

Total shareholders’ equity	37,735	73,989

Total capitalization	$55,593	$78,060

       The number of shares of common stock shown as issued in the table above excludes:

•	252,174 shares subject to outstanding options as of September 30, 2005 at a weighted average exercise price of $3.33 per share;

•	15,000 shares of restricted stock, which were issued after September 30, 2005; and

•	1,185,000 additional shares available for future grants under our existing stock incentive plan.

MARKET PRICE OF COMMON STOCK
       Our common stock is listed on the Nasdaq National Market under the symbol “LMIA.” The following table sets forth for the periods indicated the high and low bid prices per share of our common stock as quoted by the Nasdaq National Market:

	Price Range of
	Common Stock

Fiscal Year	High	Low

Year Ended December 31, 2004
First Quarter	$2.15	$1.61
Second Quarter	$2.40	$1.02
Third Quarter	$1.97	$1.11
Fourth Quarter	$8.34	$1.50
Year Ended December 31, 2005
First Quarter	$7.60	$4.16
Second Quarter	$5.78	$4.27
Third Quarter	$9.41	$4.85
Fourth Quarter	$15.66	$6.59
Year Ended December 2006
First Quarter (through January 17, 2006)	$17.45	$13.10
       On January 17, 2006, the closing price of our common stock, as quoted by the Nasdaq National Market, was $17.00 per share. As of January 5, 2006, we had approximately 54 shareholders of record.
DIVIDEND POLICY
       We have not historically declared or paid cash dividends on our common stock and therefore do not anticipate paying any cash dividends in the foreseeable future. Rather, we currently intend to retain our earnings, if any, and reinvest them in the development of our business. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements, restrictions under any existing indebtedness and other factors the board of directors may deem relevant. Our credit facility prohibits us from declaring a cash dividend with respect to our common stock without our lender’s approval.

SELECTED CONSOLIDATED FINANCIAL DATA
       You should read the following summary consolidated financial data together with our consolidated financial statements and the related notes included elsewhere in this prospectus, and the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The financial data for the years ended December 31, 2000 through 2002 was derived from our consolidated financial statements for those periods that were audited by Ernst & Young LLP, independent registered public accounting firm, and our consolidated financial statements for the year ended December 31, 2002 are included elsewhere in this prospectus. The financial data for the years ended December 31, 2003 and 2004 was derived from our consolidated financial statements for those periods that were audited by BDO Seidman, LLP, independent registered public accounting firm, and are included elsewhere in this prospectus. The financial data for the nine months ended September 30, 2004 and 2005, was derived from our unaudited consolidated financial statements for those periods. The unaudited financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments that management considers necessary for the fair presentation of the financial information set forth in those statements. The historical results are not necessarily indicative of the results to be expected in any future period.

						Nine Months Ended
	Year Ended December 31,					September 30,

	2000	2001(1)	2002(2)	2003	2004	2004	2005

	(Dollars in thousands, except per share data)
Statement of Operations Data:
Net sales	$55,658	$70,823	$81,349	$75,855	$85,908	$63,447	$72,236
Cost of sales	48,255	54,809	69,185	67,485	69,510	51,689	55,051

Gross profit	7,403	16,014	12,164	8,370	16,398	11,758	17,185
Selling, general & administrative expenses(3)	9,135	10,194	12,931	13,423	13,870	10,499	10,784
Goodwill impairment charges	—	—	5,104	—	—	—	—

Income (loss) from operations	(1,732)	5,820	(5,871)	(5,053)	2,528	1,259	6,401
Interest expense	(169)	(843)	(1,495)	(1,645)	(2,175)	(1,806)	(1,249)
Other (expense) income, net	179	(247)	(525)	306	313	422	2

Income (loss) before income taxes	(1,722)	4,730	(7,891)	(6,392)	666	(125)	5,154
Provision for (benefit of) income taxes	(603)	1,764	(691)	(2,411)	236	114	1,958

Income (loss) before cumulative change in accounting principle	(1,119)	2,966	(7,200)	(3,981)	430	(239)	3,196
Cumulative effect of change in accounting principal, net of tax(4)	(164)	—	(1,104)	—	—	—	—

Net income (loss)	$(1,283)	$2,966	$(8,304)	$(3,981)	$430	$(239)	$3,196

						Nine Months Ended
	Year Ended December 31,					September 30,

	2000	2001(1)	2002(2)	2003	2004	2004	2005

	(Dollars in thousands, except per share data)
Amounts per common share:
Income (loss) before cumulative effect of change in accounting principle	$(0.14)	$0.37	$(0.89)	$(0.49)	$0.05	$(0.03)	$0.39
Cumulative effect of change in accounting principle, net of tax	(0.02)	—	(0.14)	—	—	—	—

Net income (loss)	$(0.16)	$0.37	$(1.03)	$(0.49)	$0.05	$(0.03)	$0.39

Net income (loss) — assuming dilution	$(0.16)	$0.36	$(1.03)	$(0.49)	$0.05	$(0.03)	$0.38

Weighted average common shares outstanding	8,190,525	8,059,682	8,077,293	8,181,786	8,186,158	8,181,786	8,248,959

Weighted average dilutive stock options outstanding	—	98,444	—	—	13,956	—	109,171

Balance Sheet Data:
Cash and equivalents	$1,676	$4,645	$1,182	$441	$414	$260	$77
Working capital	20,752	27,751	28,054	25,919	25,593	12,710	28,454
Total assets	49,680	68,002	77,865	70,519	65,381	67,813	68,887
Total long-term debt, excluding current portion	121	12,621	24,621	21,756	18,583	6,653	16,102
Shareholders’ equity	42,678	45,649	37,736	33,792	34,352	33,533	37,735
Other Financial Data:
Capital expenditures	$2,776	$3,387	$2,293	$1,001	$1,266	$823	$1,298
Cash flows from (used by) operating activities	1,905	6,985	(2,042)	1,011	7,426	4,275	3,455
Cash flows from (used by) investing activities	(3,249)	(18,205)	(13,991)	(371)	(314)	151	(1,281)
Cash flows from (used by) financing activities	(2,888)	14,189	12,587	(1,412)	(7,119)	(4,587)	(2,511)
Gross profit margin	13.3%	22.6%	15.0%	11.0%	19.1%	18.5%	23.8%

(1)	Includes the operating results of Tempco subsequent to the acquisition on April 2, 2001.

(2)	Includes the operating results of Versaform Corporation, Stretch Forming Corporation and Southern Stretch Forming and Fabrication, Inc., after we acquired these businesses on May 16, 2002, June 12, 2002 and September 30, 2002, respectively.

(3)	Includes restructuring charges of $923 and $527 for the years ended December 31, 2004 and 2003, respectively, and $737 for the nine month period ended September 30, 2004.

(4)	During 2000, we adopted Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, which resulted in a charge of $164 to earnings. During 2002, we adopted Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets, which resulted in a charge to earnings of $1,104 as discussed in Note 5 to the consolidated financial statements included elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
       You should read the following commentary in conjunction with our consolidated financial statements and related notes, “Selected Consolidated Financial Data” and “Risk Factors” included elsewhere in this prospectus.
Overview
       LMI Aerospace, Inc., its direct and indirect wholly-owned subsidiaries and other required consolidated entities are collectively referred to as “the Company.” Also, unless the context otherwise requires, the terms “we,” “us,” or “our” refer to the Company.
       The following “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” commonly referred to as MD&A, is intended to help the reader understand the Company, our operations and our business environment. MD&A is provided as a supplement to, and should be read in conjunction with, our condensed consolidated financial statements and the accompanying notes as well as our Annual Report on Form 10-K (or Form 10-K/A, as applicable) for the year ended December 31, 2004.
Our Company
       We are a leading provider of structural components, assemblies and kits to the aerospace, defense and technology industries. We fabricate, machine, finish and integrate formed, close tolerance aluminum and specialty alloy components and sheet metal products primarily for large commercial, corporate and military aircraft. We manufacture more than 30,000 products for integration into a variety of aircraft platforms manufactured by leading original equipment manufacturers, referred to as OEMs and Tier 1 aerospace suppliers, including Gulfstream, Boeing, Bombardier, Sikorsky, Vought Aircraft and Spirit AeroSystems. We are the sole source provider, under long-term agreements, for many of the products that we provide.
       We also provide our customers with value-added services related to the production, assembly and distribution of aerospace components, as well as delivering kits of products directly to customer points of use. We believe these additional value-added services strengthen our position as a preferred supplier by improving overall production efficiencies and value for our customers.
       In addition to aerospace products, we produce components and assemblies for laser equipment used by semiconductor and medical equipment manufacturers in the technology industry. We also provide prototyping and design capabilities to these customers to support new product development.

       Historically, our business was primarily dependent on the large commercial aircraft market, with Boeing Company as our principal customer. In order to diversify our products and customer base, we implemented an acquisition and marketing strategy in the late 1990’s that broadened the number of industries to which we sell our components, and, within the aerospace industry, diversified our customer base to reduce our dependence on a single customer. The following table specifies our sales by market as a percentage of total sales for the nine months ended September 30, 2005 as compared to the nine months ended September 30, 2004:

	Nine Months
	Ended		Year Ended
	September 30,		December 31,

Market	2005	2004	2004	2003	2002

Corporate & Regional Aircraft	41.9%	34.7%	36.6%	24.6%	24.8%
Large Commercial Aircraft.	28.0	26.5	25.3	28.7	28.5
Military Products	16.9	20.1	20.4	29.1	22.7
Technology Products	8.3	10.6	9.8	10.9	14.2
Other(1)	4.9	8.1	7.9	6.7	9.8

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes commercial sheet metal and various aerospace products.
       Our Tempco business, which sells machined components to both the aerospace and technology industries, is referred to in this discussion as the Machining and Technology segment, and our other businesses are referred to as the Sheet Metal segment.
Results Of Operations
Nine months ended September 30, 2005 compared to nine months ended September 30, 2004
       The following table is a summary of our operating results for the nine months ended September 30, 2005 and nine months ended September 30, 2004:

	Nine Months Ended			Nine Months Ended
	September 30, 2005			September 30, 2004

	Sheet	Machining &		Sheet	Machining &
	Metal	Technology	Total	Metal	Technology	Total

	($ in millions)
Net Sales	$61.9	$10.3	$72.2	$51.6	$11.8	$63.4
Cost of Sales	45.5	9.5	55.0	42.6	9.0	51.6

Gross Profit	16.4	0.8	17.2	9.0	2.8	11.8
S, G & A	9.3	1.5	10.8	9.1	1.4	10.5

Income (loss) from Operations	$7.1	$(0.7)	$6.4	$(0.1)	$1.4	$1.3

Sheet Metal Segment
       Net Sales. The following table specifies the amount of the Sheet Metal segment’s net sales by category for the nine months ended September 30, 2005 and nine months ended September 30, 2004 and the percentage of the segment’s total net sales for each period represented by each market.

	Nine Months Ended	% of	Nine Months Ended	% of
Market	September 30, 2005	Total	September 30, 2004	Total

	($ in millions)
Corporate & Regional Aircraft	$30.2	48.8%	$22.0	42.6%
Large Commercial Aircraft.	20.1	32.5	16.8	32.6
Military Products	7.1	11.5	8.7	16.9
Other	4.5	7.2	4.1	7.9

Total	$61.9	100.0%	$51.6	100.0%

       Net sales for the Sheet Metal segment were $61.9 million for the nine months ended September 30, 2005 compared to $51.6 million for the nine months ended September 30, 2004, an increase of 20.0%.
       Net sales of components for corporate and regional aircraft were $30.2 million for the nine months ended September 30, 2005, an increase of 37.3% from $22.0 million for the nine months ended September 30, 2004. This increase was primarily attributable to increased production rates on Gulfstream aircraft and additional components awarded to the segment in the second quarter of 2004, which generated $24.9 million of net sales for the nine months ended September 30, 2005 compared to $16.1 million for the nine months ended September 30, 2004.
       Net sales of components for large commercial aircraft were $20.1 million for the nine months ended September 30, 2005 compared to $16.8 million for the nine months ended September 30, 2004, an increase of 19.6%. Demand from increasing production rates on Boeing’s 737 generated the majority of this growth with net sales for this aircraft model reaching $12.2 million for the nine months ended September 30, 2005 compared to $9.9 million for the nine months ended September 30, 2004. Net sales of components for the Boeing 777, which were $2.1 million for the nine months ended September 30, 2005 compared to $1.5 million for the nine months ended September 30, 2004, also contributed to this increase.
       Net sales of military products were $7.1 million for the nine months ended September 30, 2005, down 18.4% from $8.7 million for the nine months ended September 30, 2004. This decrease was primarily due to the movement of certain poorly performing C-130 work to other suppliers late in 2004, resulting in net sales for that aircraft of $1.4 million in 2005 compared to $3.3 million in 2004, and the end of a B-52 refurbishment program in early 2004, which contributed no net sales in 2005 and $0.5 million in 2004.
       Gross Profit. Gross profit for the nine months ended September 30, 2005 was $16.4 million (26.5% of net sales), up from $9.0 million (17.4% of net sales) for the nine months ended September 30, 2004. The improvement in gross profit resulted from reduced labor costs after a restructuring of the Wichita, Kansas facility in the first half of 2004, better labor efficiencies and a favorable coverage of fixed costs with higher sales volumes.
       Selling, General and Administrative Expenses. Selling, general and administrative expenses were $9.3 million for the nine months ended September 30, 2005, up $0.2 million from $9.1 million for the nine months ended September 30, 2004. The first nine months of 2004 included a restructuring charge related to a downsizing of the segment’s Wichita, Kansas facility of $0.7 million. Excluding this charge, selling, general and administrative expenses were up $0.9 million for the nine months ended September 30, 2005. This increase was attributable to increased salary and wages, bonus costs and professional services.

Machining and Technology Segment
       Net Sales. The following table specifies the amount of the Machining and Technology segment’s net sales by category for the nine months ended September 30, 2005 and the nine months ended September 30, 2004 and the percentage of the segment’s total net sales for each period represented by each market:

	Nine Months Ended	% of	Nine Months Ended	% of
Market	September 30, 2005	Total	September 30, 2004	Total

	($ in millions)
Military Products	$5.1	49.5%	$4.0	33.9%
Technology Products	3.5	34.0	6.7	56.8
Other	1.7	16.5	1.1	9.3

Total	$10.3	100.0%	$11.8	100.0%

       Net sales for the Machining and Technology segment for the nine months ended September 30, 2005 were $10.3 million, down 12.7% from the nine months ended September 30, 2004.
       Net sales of military products were $5.1 million for the nine months ended September 30, 2005, up from $4.0 million for the nine months ended September 30, 2004. This increase was primarily due to additional net sales of components for various guidance systems and Apache helicopter components early in 2005.
       Net sales of technology products were $3.5 million for the nine months ended September 30, 2005, down $3.2 million from $6.7 million for the nine months ended September 30, 2004. This decline in net sales resulted from lower demand for components used in semiconductor equipment.
       Gross Profit. Gross profit for the nine months ended September 30, 2005 was $0.8 million (7.8% of net sales) compared to $2.8 million (23.7% of net sales) for the nine months ended September 30, 2004. This decline in gross profit resulted from lower deliveries of higher margin components for technology products.
       Selling, General and Administrative Expenses. Selling, general and administrative expenses were $1.5 million for the nine months ended September 30, 2005 compared to $1.4 million for the nine months ended September 30, 2004. This increase was primarily related to higher salary and wage costs.
Non-segment Expenses
       Other Income. There was no other income for the nine months ended September 30, 2005 compared to $0.4 million for the nine months ended September 30, 2004, which resulted from the sale of our British Columbia, Canada subsidiary at a gain of $0.4 million.
       Interest Expense. Interest expense for the nine months ended September 30, 2005 was $1.2 million compared to $1.8 million for the nine months ended September 30, 2004. Interest expense for the nine months ended September 30, 2004 included $0.6 million of fees payable to our prior lender in connection with the extension of a previous credit agreement. Excluding this charge, interest expense was unchanged.
       Income Tax Expense. Income tax expense for the nine months ended September 30, 2005 was $2.0 million compared to $0.1 million for the nine months ended September 30, 2004. Our taxes for the first three quarters of 2005 were recorded at an effective rate of 37.5%, subject to minor adjustments for uncollectible tax receivables. Income taxes for the nine months ended September 30, 2004 were all related to income generated at our Canadian subsidiary.

Year ended December 31, 2004 compared to year ended December 31, 2003
       The following table provides the comparative data for 2003 and 2004 for each of the Company’s segments.

	2004			2003

	Sheet	Machining &		Sheet	Machining &
	Metal	Technology	Total	Metal	Technology	Total

	($ in millions)
Net Sales	$69.6	$16.3	$85.9	$62.0	$13.9	$75.9
Cost of Sales	56.9	12.6	69.5	56.0	11.5	67.5

Gross Profit	12.7	3.7	16.4	6.0	2.4	8.4
S, G & A	12.0	1.9	13.9	11.8	1.7	13.5

Income (loss) from Operations	$0.7	$1.8	$2.5	$(5.8)	$0.7	$(5.1)

Sheet Metal Segment
       Net Sales. Net sales for the Sheet Metal Segment were $69.6 million in 2004, an increase of 12.3% from $62.0 million in 2003. The following table summarizes the sales of the Sheet Metal segment by the market served:

Market	2004	2003	Difference

	($ in millions)
Large Commercial Aircraft	$21.7	$21.7	$—
Corporate & Regional Aircraft	31.3	18.7	12.6
Military	11.0	17.9	(6.9)
Other	5.6	3.7	1.9

Total	$69.6	$62.0	$7.6

       Net sales of components used on large commercial aircraft were $21.7 million in 2004, unchanged from 2003. Increases on net sales of components for the Boeing 737 model in 2004 were offset by declines in net sales on the Boeing 747, 757 and 767 models.
       Net sales of components on corporate and regional aircraft were $31.3 million in 2004, up 67.4% from $18.7 million in 2003. This increase in net sales was driven by higher production rates on Gulfstream aircraft in addition to new work awarded to the segment by Gulfstream and Bombardier.
       Net sales of military products were $11.0 million in 2004, down from $17.9 million in 2003. This decline was attributable to the end of a B-52 refurbishment program in 2004 and a decline in demand for components used on F-16 aircraft.
       Gross Profit. The Sheet Metal Segment generated a gross profit of $12.7 million (18.2% of net sales) in 2004, an increase from $6.0 million (9.7% of net sales) in 2003. The segment initiated a restructuring effort in its St. Charles, Missouri facility in the third quarter of 2003 and a separate restructuring at its Wichita, Kansas facility in the first quarter of 2004. These restructuring efforts realigned production processes within these facilities and transferred certain processes to other facilities in the segment to reduce fixed overhead and employment levels at these locations. The combination of these restructuring efforts and the increase in net sales discussed above provided the improvement in gross profit in 2004. Specifically, the segment generated a $7.6 million increase in net sales and incurred labor and fringe benefit costs of $23.8 million in 2004 compared to $28.1 million in 2003.
       Selling, General and Administrative Expenses. Selling, general and administrative expenses for the Sheet Metal Segment were $12.0 million in 2004, up from $11.8 million in 2003. Included in these expenses were restructuring costs of $0.9 million in 2004 and $0.5 million in 2003. Excluding these restructuring expenses, selling, general and administrative expenses were $11.1 million in 2004 compared to $11.3 million in 2003. This decrease was due to a reduction in payroll expenses.

       Exit Costs. During the second half of 2003, the segment began a restructuring of its St. Charles, Missouri facility by realigning its production processes, reducing employment levels and exiting a leased facility. Additionally, early in 2004, the segment restructured its Wichita, Kansas facility by transferring all forming processes other than hydraulic fluid forming and related milling operations to other facilities within the segment, reducing employment levels and preparing to exit an owned facility. The segment incurred $0.9 million in 2004 and $0.5 million in 2003 of costs related to severance pay, moving costs and training of operators at the facilities receiving new work from the restructured facilities. The segment expects to incur only modest costs related to these restructurings in 2005.
Machining and Technology Segment
       Net Sales. Net sales for the Machining and Technology Segment were $16.3 million in 2004, a 17.3% increase from $13.9 million in 2003. A summary of net sales by market is displayed in the following table:

Market	2004	2003	Difference

	($ in millions)
Laser Equipment	$8.4	$8.2	$0.2
Military	6.5	4.0	2.5
Other	1.4	1.7	(0.3)

Total	$16.3	$13.9	$2.4

       Net sales to the laser equipment markets were $8.4 million in 2004, up 2.4% from $8.2 million in 2003. This increase was generated by strong demand in the second quarter of 2004 for components used in lasers for the semiconductor industry. Demand for laser components was impacted by a program instituted by one of the Company’s customers to refurbish used components instead of purchasing new components.
       Net sales of military products were $6.5 million in 2004 compared to $4.0 million in 2003, an increase of 62.5%. Net sales of components used on the Apache helicopter were $5.3 million in 2004, up from $3.1 million in 2003. This increase in net sales on the Apache program was attributable to increased production rates for the helicopter and a maintenance order from the U.S. government for which deliveries began in the fourth quarter of 2004 and ended in 2005.
       Gross Profit. The Machining and Technology segment generated a gross profit of $3.7 million (22.7% of net sales) in 2004, an increase from $2.4 million (17.3% of net sales) in 2003. The increased net sales allowed the segment to generate labor efficiencies in production as manufacturing, labor and related fringe benefits incurred were $6.5 million (39.9% of net sales) in 2004 compared to $5.9 million (42.4% of net sales) in 2003. The segment successfully re-priced a key component to a customer that added $0.2 million to gross profit. The increased net sales also provided better coverage of fixed costs.
       Selling, General and Administrative Expenses. The segment incurred selling, general and administrative expenses of $1.9 million (11.7% of net sales) in 2004, up from $1.7 million (12.2% of net sales) in 2003. This increase was attributable to increased payroll expenses from additional staff and bonus payments.
Non-Operating Expenses
       Other Income. The Company generated other income of $0.3 million in 2004 and 2003. The 2004 other income included a gain of $0.4 million on the sale of the Company’s Versaform Canada subsidiary. This gain was offset by losses on disposals of idle capital equipment of $0.1 million. During 2003, the Company generated gains of $0.3 million on the sale of certain available-for-sale securities.
       Interest Expense. Interest expense was $2.2 million in 2004 and $1.6 million in 2003. This $0.6 million increase was attributable to $0.4 million in fees charged by the Company’s former primary lender and increased interest rates payable under the lending agreement governing the Company’s debt through November 29, 2004. See Note 7 to the consolidated financial statements included elsewhere in this prospectus for further discussion.
       Income Tax Expense. The Company incurred income tax expense of $0.2 million in 2004 compared to a benefit of $2.4 million in 2003. The large benefit in 2003 was attributable to the large financial loss in that period. The effective tax rate was 35.4% in 2004 and 37.7% in 2003.
Year Ended December 31, 2003 compared to year ended December 31, 2002
       The following table provides the comparative data for 2002 and 2003 for each of the Company’s segments.

	2003			2002

	Sheet	Machining &		Sheet	Machining &
	Metal	Technology	Total	Metal	Technology	Total

	($ in millions)
Net Sales	$62.0	$13.9	$75.9	$61.4	$20.0	$81.4
Cost of Sales	56.0	11.5	67.5	54.3	14.9	69.2

Gross Profit	6.0	2.4	8.4	7.1	5.1	12.2
S, G & A	11.8	1.7	13.5	11.3	1.6	12.9
Goodwill Impairment	—	—	—	5.1	—	5.1

Income (loss) from Operations	$(5.8)	$0.7	$(5.1)	$(9.3)	$3.5	$(5.8)

Sheet Metal Segment
       Net Sales. Net sales for the Sheet Metal segment were $62.0 million in 2003, up 1.0% from $61.4 million in 2002. Net sales were augmented in 2003 by the inclusion of a full year of revenue from the acquisitions of Versaform in May 2002, Stretch Forming Corporation in June 2002 and Southern Stretch Forming and Fabrication, Inc. in September 2002 which were partly offset by lower large commercial, corporate and regional aircraft sales. The following table summarizes the sales of the Sheet Metal segment by the market served:

Market	2003	2002	Difference

	($ in millions)
Large Commercial Aircraft.	$21.7	$23.0	$(1.3)
Corporate & Regional Aircraft	18.7	20.0	(1.3)
Military	17.9	12.0	5.9
Other	3.7	6.4	(2.6)

Total	$62.0	$61.4	$0.7

       Net sales for use on Boeing large commercial aircraft were $21.7 million in 2003. The decline in net sales of components for Boeing large commercial aircraft of $1.3 million is principally due to reduced volume on the 757 and 767 models which generated less than 5% of the segment’s net sales. Net sales for the 737 were $11.2 million in 2003 and $11.8 million in 2002. The segment generated net sales for the 747 model of $6.1 million in 2003, up from $5.0 million in 2002. Boeing ended production of the 757 model in 2004, which only contributed $0.5 million of net sales to the segment in 2003, down from $1.3 million in 2002. The 767 model, currently produced at historically low rates, is threatened with cancellation if the United States Air Force does not purchase a tanker version of the 767. The segment generated net sales for the 767 of $1.4 million in 2003, down from $2.7 million in 2002.
       Net sales for the corporate and regional aircraft markets were $18.7 million in 2003, down $1.3 million from 2002. This reduction resulted from a decline in volume for Gulfstream products, which accounted for $10.7 million in net sales in 2003 compared to $14.2 million in 2002. In the third quarter of 2003, Gulfstream ceased production of aircraft for 28 days and cut production schedules, thereby reducing its demand for the segment’s product. In September 2003, the segment opened a distribution facility in

Savannah, Georgia, near Gulfstream’s production facility and began supplying kits comprised of product both produced by the segment and purchased from other suppliers. The new facility generated only $0.2 million in net sales during 2003 as deliveries began in November 2003. Net sales in 2003 were negatively impacted by $0.3 million due to the start up of the distribution facility as product previously sold to the customer was provided to the distribution facility. Offsetting this decline was an increase in net sales for the Bombardier family of aircraft to $4.8 million in 2003 from $3.7 million in 2002. The increase in Bombardier demand was primarily driven by the Canadair Regional Jet.
       Net sales of military product were $17.9 million in 2003, up $5.9 million from 2002. This increase was primarily attributable to shipments of product for a B-52 refurbishment program of $3.9 million in 2003, up from $0.7 million in 2002; net sales on Lockheed Martin aircraft, principally F-16 and C-130, of $10.6 million, up from $9.3 million in 2002; and a new program with GKN Aerospace which generated net sales of $0.8 million in 2003.
       Gross Profit. The Sheet Metal segment had a gross profit of $6.0 million (9.7% of sales) in 2003, compared to $7.1 million (11.6% of net sales) in 2002. The decline in gross profit was due to a $1.2 million increase in our inventory obsolescence and slow moving reserve in the fourth quarter based on management’s evaluation of the current aerospace industry, customer requirements and inventory quantities. This reserve offset a favorable gross profit impact.
       Selling, General and Administrative Expenses. Selling, general and administrative expenses were $11.8 million in 2003, up from $11.3 million in 2002. The $0.5 million increase primarily reflects the inclusion of the Versaform acquisition for a full year. Also included in selling, general and administrative expenses were restructuring costs of $0.5 million in 2003. These costs were incurred as the segment executed a downsizing of the St. Charles plant. The costs incurred included severance pay, costs of moving and rearrangement and professional fees. See Note 15 to the consolidated financial statements included elsewhere in this prospectus for further discussion.
       Goodwill Impairment. In 2002, the segment recorded an impairment charge of $5.1 million to reflect the write off of goodwill as determined under SFAS No. 142, Goodwill and Other Intangible Assets. See Note 5 to the consolidated financial statements included elsewhere in this prospectus and “Critical Accounting Estimates” set forth later in this discussion for more information on the testing process and assumptions made by the Company. The impairment charge in 2002 removed all goodwill from the segment.
       Interest Expense. Interest expense for the segment was $0.5 million in 2003, up from $0.4 million in 2002. Interest expense for the segment was predominantly due to borrowings incurred in connection with the acquisition of Versaform in May 2002. The note evidencing this indebtedness was issued with a three year maturity and was amortized on a seven year schedule. The note accrued interest at LIBOR plus 3.0% and the effective rate was 4.2% at December 31, 2003. The increase in interest expense was due to twelve months of interest in 2003 compared to eight months of interest in 2002. See “Liquidity and Capital Resources,” below.
Machining and Technology Segment
       Net Sales. Net sales for the Machining and Technology Segment were $13.9 million in 2003, down 30.5% from $20.0 million in 2002. Declines in components for lasers and military programs contributed to the reduction in net sales.
       Net sales of products used in laser equipment were $8.2 million in 2003, down 28.1% from $11.4 million in 2002. The segment’s largest customer supplies the semiconductor industry and experienced a decline in demand which resulted in lower demand for our products. This decline was moderated by a slight increase in sales of products for medical lasers used in lasik eye surgery.
       Net sales of military components were $4.0 million in 2003, down 36.5% from $6.3 million in 2002. These components are primarily used on Boeing’s Apache helicopter and in guidance systems for various military applications. The sale in 2002 of Boeing’s Weapon and Armament Division to Alliant Tech

Systems (“ATK”) disrupted normal sales volumes in 2003 as sales to the combined entities were $3.1 million in 2003, down from $4.4 million in 2002. This decline was due to a surge of orders in 2002 during the Afghanistan conflict, inventory adjustments at Boeing and ATK, and the competitive loss of certain components after the sale.
       Gross Profit. The Machining and Technology segment generated a gross profit of $2.4 million (17.2% of net sales) in 2003 compared to $5.1 million (25.5% of net sales) in 2002. The rapid decline in net sales early in 2003 was managed by manufacturing certain work previously performed at suppliers, resulting in a decrease in purchased subcontract services to $1.3 million (9.3% of net sales) in 2003 from $2.5 million (12.5% of net sales) in 2002. Additionally, manufacturing salaries, wages and fringes reduced in total dollars but increased as a percentage of net sales to $5.9 million (42.4% of net sales) in 2003 from $6.7 million (33.5% of net sales) in 2002. The decline in labor and fringe dollars was indicative of management’s attempt to reduce hours and employment levels during periods of lower sales. However, these reductions did not match the rate of decline in net sales, resulting in lower productivity and gross margins. The lower revenue base also provided less benefit to cover the fixed costs related to the operations. In the fourth quarter of 2003, we recorded an additional $0.3 million reserve for components determined to be obsolete or slow-moving.
       Selling, General and Administrative Expenses. The segment’s selling, general and administrative expenses were comprised principally of administrative salaries and wages, professional services and fees for corporate services. Selling, general and administrative expenses for 2003 were $1.7 million (12.2% of net sales), up slightly from $1.6 million (8.0% of net sales) in 2002. This increase was primarily attributable to increased payroll related to accounting support.
       Interest Expense. Interest expense for the Machining and Technology segment was related to the term note executed to fund the purchase of Tempco. The interest rate was ninety day LIBOR plus 3.0%, subject to a floor of 7.0% and a ceiling of 8.5%. The note was reduced using a seven year amortization schedule and was issued with a maturity date of three and one-half years (September 30, 2004). Interest on this note was $0.8 million in 2003, down from $0.9 million in 2002 due entirely to principal reductions as the interest rate had been at the floor rate of 7.0% for the two year period. See “Liquidity and Capital Resources,” below.
Non-Operating Expenses
       Other Income. The Company generated non-operating income of $0.3 million from the sale of certain available for sale securities in 2003 compared to a loss of $0.6 million in 2002.
       Interest Expense. Interest expense from the revolving line of credit is not assigned to a segment, as cash for the Company is assigned to one account and was $0.3 million in 2003, up from $0.2 million in 2002 due to higher borrowing on the revolving line of credit.
       Income Tax Expense. The income tax benefit in 2003 was $2.4 million compared to a benefit of $0.7 million in 2002, both due to operating losses. During 2003, our effective tax rate was 37.7% compared to 8.7% in 2002. The effective tax rate in 2002 was unusually low due to the nondeductible impairment of goodwill recorded in that period. See Note 11 to the consolidated financial statements included elsewhere in this prospectus for further information on our effective tax rate.
Liquidity and Capital Resources
       For the nine months ended September 30, 2005, we generated cash from operations of $3.5 million. Net income of $3.2 million plus non-cash depreciation and amortization of $3.3 million were offset by increases in accounts receivable of $3.4 million and inventory growth of $2.4 million. The increase in accounts receivable resulted from a combination of increasing revenues late in the third quarter of 2005 and a change in terms with a customer to no longer offer early payment discounts. The growth in inventories was primarily driven by tooling costs that were billed during the fourth quarter of 2005 on two new, fast-turn programs and a reduction in shipments of Boeing products late in the third quarter of 2005 due to a work stoppage at Boeing. Additionally, we do not expect to pay federal income taxes for 2005 earnings until March 2006, thus providing us with a temporary cash benefit of $1.7 million through the nine months ended September 30, 2005.
       For the nine months ended September 30, 2005, we used our cash flow to fund capital expenditures of $1.3 million, term loan payments of $1.5 million, and pay down the revolving line of credit by $1.2 million. The Company’s revolving line of credit allows for borrowings of up to $18.0 million, subject to a borrowing base calculation. At September 30, 2005, the borrowing base calculation provided for an ability to borrow up to $14.3 million; the revolving line of credit balance at that date was $9.4 million. We believe that our credit facility provides adequate flexibility to cover our working capital and capital expenditure needs through the end of our term.
       For the year ended December 31, 2004, we generated net income of $0.4 million. During the same period, cash from operating activities was $7.4 million, consisting principally of net income adjusted for non-cash depreciation and amortization of $4.7 million, income tax refunds of $1.8 million and an increase of accounts payable of $1.3 million.
       Cash flow used in investing activities for the year ended December 31, 2004 was $0.3 million. During the same period, we invested $1.3 million in capital expenditures, the largest of which were related to a new oven and build-out at a new leased facility in Vista, California. We generated $0.9 million from the sale of its Versaform Canada subsidiary in September 2004.
       Cash flow used in financing activities during the year ended December 31, 2004 was $7.1 million, all for repayment of debt. We completed a refinancing of our debt with Wells Fargo Business Credit, Inc., replacing our previous primary lender, Union Planters Bank, NA, on November 29, 2004. We repaid all of our debt with Union Planters using the proceeds of the Wells Fargo notes and $1.0 million of subordinated notes payable to certain members of our board of directors.
       During 2003 and early in 2004, we were in violation of certain terms of our lending agreement with Union Planters. An amendment to the lending agreement was negotiated with Union Planters that waived these violations, established new financial and non-financial covenants and provided for certain fees and increases in interest rates if we did not meet various milestones to refinance the debt with another lender before the agreement expired on March 31, 2005. On November 29, 2004, we negotiated a new credit facility with Wells Fargo.
       Our credit facility with Wells Fargo provides the following structure:

•	A revolving line of credit of up to $18.0 million, subject to a borrowing base calculation. At September 30, 2005, we had $9.4 million outstanding under the revolving line of credit. The borrowing base calculation at September 30, 2005 allowed us to borrow up to $14.4 million. The revolving line of credit requires monthly interest payments at Wells Fargo’s prime lending rate, which was 6.75% at September 30, 2005, and matures on November 15, 2007.

•	An equipment term loan of $4.7 million payable monthly over three years in equal monthly principal installments. The equipment loan requires monthly interest payments at Wells Fargo’s prime lending rate plus 4%. This rate can be reduced to Wells Fargo’s prime lending rate plus 0.5% if our 2005 audited results meet the covenants and upon payment of a $0.1 million fee.

•	A real estate term loan of $3.6 million payable in equal monthly principal installments over three years, using a ten year amortization table. The real estate note requires interest at Wells Fargo’s prime lending rate plus 4%. This rate can be reduced to Wells Fargo’s prime lending rate plus 0.5% if we are able to maintain sufficient liquidity and reduce the borrowing base calculation by $1.8 million over the first year of the agreement.
       Under each of the revolving line of credit, the equipment term loan and the real estate loan, we have an option to fix the interest rate for a period not to exceed 90 days. The credit facility is secured by substantially all of our assets and requires us to meet certain non-financial and financial covenants, including certain increases in net worth and limits on capital expenditures. The credit facility expires on November 15, 2007 and includes prepayment penalties for early termination of the facility.
       In connection with our current credit facility, we issued subordinated notes to certain of our directors (Joseph Burstein, Brian Geary, Sanford Neuman and Ronald Saks) in the aggregate amount of $1 million. These subordinated notes provide for quarterly interest payments at 12% per annum and a single payment of principal at maturity on December 31, 2007. Pursuant to a subordination agreement for the benefit of Wells Fargo, the prepayment of these notes requires the consent of Wells Fargo.
       See Note 7 to the consolidated financial statements included elsewhere in this prospectus for additional information.
Off-Balance Sheet Arrangements
       Our off-balance sheet arrangements consist primarily of operating leases as reflected under “— Contractual Obligations and Commitments” below.
Contractual Obligations and Commitments
       We had the following contractual obligations and commitments for debt, capital leases and non-cancelable operating lease payments at December 31, 2004:

		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years

	($ in thousands)
Long-Term Debt(1)	$24,152	$3,411	$20,741	$—	$—
Operating Leases	8,061	2,013	2,583	1,405	2,060

Total(2)	$32,213	$5,424	$23,324	$1,405	$2,060

(1)	Includes subordinated debt of $1.0 million due December 31, 2007. Also includes total estimated interest of $3.6 million determined by applying the prevailing market rate at December 31, 2004 or respective fixed rates, as applicable, to the average outstanding principal for each period.

(2)	We have not committed to any significant current or long-term purchase obligations for our operations and have no other long-term liabilities reflected on our balance sheet under GAAP or capital leases.
Critical Accounting Estimates
       Certain accounting issues require management estimates and judgments for the preparation of financial statements. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements. Therefore, we consider these to be our critical accounting estimates. Our management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors and the Audit Committee has reviewed our disclosure relating to these estimates. Our most significant estimates and judgments are listed below.

Accounts Receivable Reserves
       We evaluate the collectibility of our accounts receivable based on a combination of factors, including historical trends and industry and general economic conditions. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations (e.g., bankruptcy filings or substantial downgrading of credit scores), a specific reserve for bad debt is recorded against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. Our evaluation also includes reserves for billing adjustments, pricing changes, warranty claims and disputes. If circumstances change (i.e., an unexpected material adverse change in a major customer’s ability to meet its financial obligations to us), estimates of the recoverability of amounts due to us could be reduced by a material amount. We apply this policy to our acquired businesses and make adjustments to existing bad debt reserves based upon its evaluation.
       As discussed in Note 1 to the consolidated financial statements included elsewhere in this prospectus, we generate a significant portion of our revenues and corresponding accounts receivable from sales to a limited number of customers in the aerospace and technology industries. If these customers experience significant adverse conditions in their industries or operations, these customers may not be able to meet their ongoing financial obligations to us for prior sales or purchase additional products under the terms of existing contracts.

Inventory
       We value our inventories at the lower of cost or market using actual cost for raw materials and average cost for finished goods and work in process. In assessing the ultimate realization of inventories, we make judgments as to future demand requirements based upon customer orders in backlog, historical customer orders, customer and industry analyst estimates of aircraft production rates, and other market data available to us. Additionally, in the aviation industry, these future demand requirements depend on estimates of aircraft lives and the need for spare parts over the course of the aircraft life. We have recorded charges in recent periods due to the discontinuance of product lines, losses of customer contracts, lack of order activity, or changes in expectations of future requirements. In the fourth quarter of 2003, we recorded a charge of $1.4 million based upon management’s evaluation of the current aerospace industry, customer requirements, and inventory quantities.
       We sell much of our product under fixed price arrangements. Occasionally, costs of production may exceed the market values of certain products and product families, which requires us to adjust its inventory value. In these circumstances, management is required to make estimates of costs not yet incurred to determine the ultimate cost of these products that are work in process. Changes in the assumptions and estimates of such factors as expected scrap, costs of material, labor and outside services and the amount of labor required to complete the products may result in actual results that vary from management’s estimates.
       At times, we accept new orders for products from our customers in which actual production costs may differ from our expectations when we quoted the product. Additionally, customers may request engineering changes or quality acceptance changes in products that may alter the cost of products we produce. In these circumstances, we notify the customer of these issues and seek reimbursement for costs incurred over and above the selling price of the products and re-pricing of the product on future deliveries. Our inventory valuation considers the estimated recovery of these costs. Actual negotiation of the claim amounts may result in outcomes different from those we estimate and may have material impacts upon our operating results. During the fourth quarter of 2002, significant cost over-runs were incurred on certain products for which we submitted a claim to our customer. At year-end, we could not estimate the probable recovery of any amounts covered by this claim. Therefore, excess inventory costs were written off and margins in 2002 were negatively impacted. Subsequent recovery of this claim could have a material positive impact upon our future operating results.

Goodwill
       In June 2001, the Financial Accounting Standards Board issued SFAS No. 142 which addresses financial accounting and reporting for acquired goodwill and other intangible assets. We adopted SFAS No. 142 effective as of January 1, 2002. The statement requires that goodwill not be amortized but instead be tested at least annually for impairment and expensed to the extent the fair value of a reporting unit, including goodwill, is less than its carrying value.
       We established the value of our segments with the assistance of an outside expert that used Company-provided forecasts of operations by reporting unit, independent review of the assumptions in these forecasts, evaluations of the carrying value of certain assets and liabilities, and independent appraisals of our fixed assets. These forecasts required us to estimate future sales prices and volumes of its reporting units. We used our internal budgets, customer order backlog, historical customer ordering patterns, customer and industry projections of demand and other market information as well as current cost of production to estimate future cash flows. Actual results may vary significantly from our projections and may result in material adjustments to the goodwill balance on our financial statements.

Income Taxes
       We account for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is likely that some portion or all of the deferred tax asset will not be realized.
Recently Issued Accounting Pronouncements
       In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, Inventory Costs-an amendment of ARB No. 43, Chapter 4. SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) to require that these items be included as current-period charges and not included in overhead. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions in SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect that the adoption of SFAS No. 151 will have a significant impact on our consolidated financial statements.
       In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payments (“SFAS No. 123R”), which revises and replaces SFAS No. 123, Accounting for Stock-Based Payments and supercedes APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”). SFAS 123R requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value based method and the recording of such expense in our consolidated statements of operations. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. The provisions for SFAS No. 123R are effective for reporting periods beginning after June 15, 2005. We do not expect that the adoption of SFAS No. 123R will have a significant impact on our consolidated financial statements.
       On June 1, 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 (SFAS 154). The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. We adopted SFAS 154 at December 31, 2005 and do not anticipate any material change to our operating results as a result of this adoption.
Quantitative and Qualitative Disclosures About Market Risk
       Market risk represents the risk of loss that may impact our consolidated financial position, results of operations or cash flows. We are exposed to market risk primarily due to fluctuations in interest rates. We do not utilize any particular strategy or instruments to manage our interest rate risk.
       Our outstanding credit facility carries a fluctuating interest rate that varies based on changes to the prime lending rate of Wells Fargo. Accordingly, we are subject to potential fluctuations in our debt service. Based on the amount of our outstanding debt as of the end of the 2004 fiscal year, a hypothetical 1% change in the interest rate of our outstanding credit facility would result in a change in our annual interest expense of approximately $0.2 million during the next fiscal year. However, under each of the revolving line of credit, the equipment term loan and the real estate term loan, we have an option to fix the interest rate for a period not to exceed 90 days, which, while not eliminating interest rate risk, allows us to moderate the impact of changes in Wells Fargo’s prime lending rate.

BUSINESS
Overview
       LMI Aerospace, Inc. is a leading provider of structural components, assemblies and kits to the aerospace, defense and technology industries. We fabricate, machine, finish and integrate formed, close tolerance aluminum and specialty alloy components and sheet metal products primarily for large commercial, corporate and military aircraft. We manufacture more than 30,000 products for integration into a variety of aircraft platforms manufactured by leading original equipment manufacturers, referred to as OEMs, and Tier 1 aerospace suppliers, including Gulfstream, Boeing, Bombardier, Sikorsky, Vought Aircraft and Spirit AeroSystems. We are the sole source provider, under long-term agreements, for many of the products that we provide. Our primary aerospace products include:

•	leading edge wing slats and flapskins;

•	winglets;

•	fuselage and wing skins;

•	helicopter cabin and aft section components and assemblies;

•	wing panels;

•	door components and assemblies and floorbeams;

•	thrust reversers and engine nacelles/ cowlings;

•	cockpit window frames and landing light lens assemblies;

•	detail interior components;

•	structural sheet metal and extruded components; and

•	auxiliary power units
       We also provide our customers with value-added services related to the production, assembly and distribution of aerospace components, as well as delivering kits of products directly to customer points of use. We believe these value-added services strengthen our position as a preferred supplier by improving overall production efficiencies and value for our customers. These services include:

•	kitting;

•	assembly;

•	just-in-time distribution;

•	prototyping and warehousing;

•	polishing and painting;

•	engineered tool design, fabrication and repair;

•	heat treating and aging of components;

•	manufacturing producibility design;

•	chemical milling; and

•	metal finishing.
       In addition to aerospace products, we produce components and assemblies for laser equipment used by semiconductor and medical equipment manufacturers in the technology industry. We also provide prototyping and design capabilities to these customers to support new product development.
       We were founded over 57 years ago as a manufacturer of components to the large commercial aircraft market of the aerospace industry. In recent years we have expanded our capabilities and diversified our operations through a number of acquisitions and business initiatives. For example, in 2001, we acquired the operating assets of Tempco Engineering, Inc. This acquisition expanded our aerospace product line and added technology components used in semiconductor and medical equipment. In 2002, we acquired Versaform Corporation and Southern Stretch Forming and Fabrication, Inc., producers of large formed metal components for the regional jet, business jet and military markets of the aerospace industry.
       We were organized as a Missouri corporation in 1948. Our principal executive offices are located at 3600 Mueller Road, St. Charles, Missouri 63301.
Industry Overview
       We believe we are well positioned to benefit from several aerospace industry trends, such as the continued outsourcing of components and assemblies by aircraft manufacturers to fewer preferred suppliers and increased aircraft production across the large commercial, corporate and military markets.

       OEMs and Tier 1 aerospace suppliers continue to outsource component and assembly production to aerospace suppliers. This trend, which began in the mid-1990s, allows aircraft manufacturers to focus primarily on the design, development, integration and marketing of finished aircraft to their customers. In addition, these companies have formed relationships with an increasingly smaller number of preferred suppliers in order to improve quality and service levels and reduce purchasing costs. We continue to benefit from this trend as OEMs and Tier 1 aerospace suppliers continue to select us based on our breadth of manufacturing capabilities and value-added services, our ability to manage large production programs and our long-standing reputation for quality and reliability.
       We believe production of large commercial aircraft is being driven by the return to pre-9/11 airline passenger levels, the need for airlines to upgrade fleets to more efficient aircraft models and the growth of low-cost and foreign airlines. Strong corporate profits continue to fuel corporate aircraft sales growth. In addition, we believe the U.S. military’s extensive use of rotary wing aircraft (helicopters) during recent military operations and an aging aircraft fleet is expected to drive continued production of replacement aircraft. We have actively expanded our customer relationships to diversify our business across the large commercial aircraft, corporate, regional and military aircraft markets. In addition to increased sales, we believe increased aircraft production could result in a significant increase in profitability based on our current operational structure.
       Large Commercial. According to “The Airline Monitor,” production in the large commercial aircraft market, comprised of aircraft with 100 or more seats, is expected to increase through 2010, driven by orders from domestic and international low-cost airlines, as well as other full-service Asian and Middle Eastern airlines. We believe the continued economic recovery, return of business confidence and corporate investment, and increase in world-wide leisure travel are contributing to demand for more fuel-efficient, new generation aircraft. “The Airline Monitor” provides that global air travel, as measured by revenue passenger miles, referred to as RPMs, is expected to increase from 2.5 billion RPMs in 2005 to 3.2 billion RPMs in 2010, an average annual growth rate of 5.3%. This publication also provides that large commercial aircraft deliveries are expected to increase from 680 in 2005 to 855 in 2010, an average annual growth rate of 4.7%; and projected annual delivery rates for Boeing 737, 777 and 787 aircraft, which are core platforms for our products, are expected to be in line with overall large commercial aircraft delivery rates.
       Corporate and Regional. We believe continued strong U.S. corporate profits and enhanced productivity through the use of corporate aircraft are expected to drive business jet deliveries through 2010. According to The Teal Group, approximately 7,417 new business jets are projected for delivery between 2005 and 2014, an average of 742 per year, as compared to approximately 5,461 business jets delivered from 1995 to 2004, an average of 546 per year. They also estimate projected annual deliveries for Gulfstream G-350-G-550 series aircraft, which are core platforms for our products, to be in excess of 60 units per year from 2006 to 2010.
       The regional jet market experienced tremendous growth in the late 1990s through 2001 as regional and short haul point-to-point airline travel increased. In recent years, demand has shifted from traditional 50-seat regional jets to larger 70-90-seat aircraft. We believe while a decline in regional jet deliveries is expected for 2006, longer term growth in the market is expected.
       Military. According to the “National Defense Budget Estimates for FY 2006,” the U.S. Department of Defense procurement budget for military aircraft is expected to increase at an average annual growth rate of 7.9% from 2005 to 2010. We believe an aging aircraft fleet and increased military operations are expected to lead to the replacement or overhaul of heavily used aircraft, especially helicopter and airlift aircraft. We also believe the shift in U.S. military doctrine to smaller, more mobile units of action should continue to drive the need for more military helicopters. The Teal Group estimates that deliveries for the Sikorsky UH-60 Black Hawk, one of our core programs, should increase from 44 units in 2005 to 86 units in 2010, an average annual growth rate of 14.3%.

Competitive Strengths
       We believe our strong competitive position is primarily attributable to the following factors:

Expertise in Close Tolerance Manufacturing. Our proven expertise in close tolerance manufacturing techniques has earned us a preferred supplier role with leading OEMs and Tier 1 aerospace suppliers. We use several forming processes to shape or form raw material into components, including: fluid cell press, sheet metal and extrusion stretch, skin stretch, stretch draw, hot joggle, drop hammer, brake forming and roll forming. Our broad manufacturing capabilities and expertise allow us to produce complex components and high-level assemblies with exacting design specifications and functions. Applying lean manufacturing techniques has earned us a reputation for reliable delivery and consistent quality. We have developed these specialized capabilities through significant capital investment and acquisitions. We believe that we are one of only a few companies in the U.S. that possess such a broad range of manufacturing capabilities for aircraft structural components.

Supplier of Value-Added Content and Services. We have developed significant capabilities to deliver value-added content and services to our customers. These capabilities include tool making, heat treating, chemical milling and metal finishing processes such as polishing and painting. Recently, we began providing high-level assemblies of multiple components as well as providing point-of-use kitting of components and assemblies. Linking our capabilities in supply chain management with our specialized manufacturing has been a key factor in earning additional outsourcing opportunities and building long-term relationships with our customers. These services provide significant benefits to our customers, including: (i) reduced costs resulting from our ability to serve as a single point of purchase for a wide array of required products and services, (ii) faster and more efficient production rates and (iii) greater consistency in meeting scheduled delivery dates.

Long-Term Customer Relationships. We have been providing products and services to the aerospace industry for over 57 years and believe we have gained a reputation for consistent high quality and reliability. We have long-term agreements with many of our customers, including Gulfstream, Boeing, Bombardier, Sikorsky, Vought Aircraft and Spirit AeroSystems. We believe our strong relationships provide us with a significant advantage in obtaining and securing new business.

Experienced Management Team with a Proven Track Record. Our highly experienced management team has a proven history of performance in the aerospace industry. Our management team has successfully led the business through various industry economic cycles, as well as the events of September 11, 2001, the SARS epidemic, rising fuel prices and the conflicts in Afghanistan and Iraq, with Company sales growing from $55.7 million in 2000 to $85.9 million in 2004, a compound annual growth rate of 11.4%. As a group, our executive officers have an average of 21 years of experience in the industry. In addition, we have a team of general managers with over 23 years of industry experience.

Multiple Geographic Locations. Most of our 13 state-of-the-art facilities are in close geographic proximity to the principal production facilities of our customers. Geographic proximity to customers provides us with opportunities for strengthening customer relationships by allowing for quicker responses to customer requests and quicker delivery of kits to customer points of use. Customers’ needs for offload work, emergency spares and replacement components which require a very quick turn time, can be met more easily with reduced shipping time and costs.

Growth Strategy
       We focus on growing our market share, revenues, profitability and cash flow by:

Leveraging Strong Customer Relationships. We plan to continue to strengthen our relationships with current customers by expanding our product and service offerings. With our breadth of capabilities and track record of performance, we believe that we can capture additional outsourcing opportunities with our existing customers. We will continue to seek to formalize our customer relationships through long-term agreements.

Expanding Value-Added Services and Solutions. We intend to grow by increasing the array of value-added services and solutions that we offer our customers. By expanding our capability to integrate components into higher level aerospace assemblies and providing point of use kitting for our customers, we believe we will enhance our reputation as a preferred supplier to aerospace manufacturers and our position in the aerospace supply chain. As OEMs and Tier 1 aerospace suppliers continue to outsource production of components and assemblies, we believe that we are well positioned to capture additional sales and become an increasingly important provider to new and existing customers.

Expanding into More Complex Metal and Non-Metal Technologies. We are planning to apply our expertise in metals and close tolerance manufacturing to emerging materials and techniques. We believe we can take advantage of opportunities in related metal technologies, such as metal bonding. We intend to expand our product offerings to include composite materials to complement our core metal products, as composite structures are being used more frequently for aerospace applications.

Expanding Our Customer Base. We plan to capitalize on new production opportunities with existing and other domestic and international OEMs and Tier 1 aerospace suppliers. We believe we can extend our capabilities to additional aircraft programs.

Investing in Production Efficiencies and Capacity. We believe that we can continue to drive earnings growth by targeted investment in our domestic production capabilities while seeking lower cost solutions by expanding into lower labor cost areas through direct investment in facilities or augmenting our supply chain. We are scheduled to open manufacturing facilities in Mexicali, Mexico in the Spring of 2006. We intend to continue to apply lean manufacturing techniques and information technology systems to improve our production processes.

Pursuing Strategic Acquisitions. We will continue to explore acquisition opportunities that would enhance our strategic position as a preferred supplier in the aerospace industry. We believe we are well-positioned to take advantage of acquisition opportunities as consolidation trends continue in the industry.
Business Segments
       We divide our business into two segments, the Sheet Metal segment and the Machining and Technology segment. The Sheet Metal segment, which is our dominant segment, services the aerospace and commercial sheet metal industries and is comprised of all of our subsidiaries other than Tempco. The Sheet Metal segment accounted for $69.6 million, or 81.0%, of our net sales in 2004.
       The Machining and Technology segment, which utilizes a machining process rather than a forming process to manufacture its product line, is conducted entirely by Tempco and serves the aerospace and technology industries. The Machining and Technology segment accounted for $16.3 million, or 19.0%, of our net sales in 2004.
       Please see Note 14 to the consolidated financial statements included elsewhere in this prospectus for more detailed financial information relating to our business segments.

Customers and Products
       Customers. The principal customers serviced by our Sheet Metal segment are leading OEMs and Tier 1 suppliers in the large commercial, corporate and military aircraft markets of the aerospace industry. Through September 30, 2005, direct sales to our top six customers (Gulfstream Aerospace Corporation, Spirit AeroSystems, Boeing Company, Vought Aircraft Industries, Lockheed Martin Corporation and Bombardier, Inc.) accounted for a total of approximately 71.2% of the segment’s sales.
       We seek to enter into long-term agreements whereby the purchaser commits to purchase all of its requirements of a particular component from us. When operating under these agreements, our customers issue purchase orders or provide a shipment signal to schedule delivery of products at a previously negotiated price. Our products sold outside of long-term agreements are based upon previously negotiated pricing and specific terms and conditions on purchase orders.
       Products. We fabricate, machine and integrate formed, close tolerance aluminum and specialty alloy components for use by the aerospace, technology and commercial sheet metal industries. All of our components and assemblies are based on designs and specifications prepared and furnished by our customers. Because we manufacture thousands of components, no one component accounts for a significant portion of our sales. The following table describes some of the principal products manufactured by each of our segments and the models into which they are integrated:

Product	Models

Sheet Metal Segment

Leading edge wing slats and flapskins	— Gulfstream: G-350, G-450 — Boeing: 737, 777, 787 — Bombardier: Learjet 45 & 60, Challenger 604/605, Dash-8, CRJ 200/700/900 — Cessna: Citation X

Winglets	— Boeing: 737, 757

Fuselage and wing skins	— Gulfstream: G-350, G-450, G-550 — Boeing: 717, 737, 747, 757, 767, 777 — Bombardier: Learjet 45 & 60, Dash-8, CRJ 200/700/900 — Lockheed: F-16 Fighting Falcon, C-130 Hercules — Cessna: Citation III

Helicopter cabin and aft section components and assemblies	— Sikorsky: UH-60 Black Hawk
Wing panels	— Boeing: 747 — Bombardier: CRJ 200/700/900

Door components, assemblies and floorbeams	— Gulfstream: G-350, G-450 — Boeing: 737, 747, 757 — Bombardier: Challenger 604 — Lockheed: F-16 Fighting Falcon, C-130 Hercules

Thrust reversers and engine nacelles/cowlings	— Gulfstream: G-350, G-450 — Boeing Commercial: 737, 747, 777 — Boeing Defense: B-52 Buffalo — Bombardier: CL415

Detail interior components	— Gulfstream: G-350, G-450, G-550 — Boeing: 737, 727, 747, 757, 767, 777 — Lockheed: C-130

Product	Models

Cockpit window frames and landing light lens assemblies	— Gulfstream: G-350, G-450 — Boeing: 737, 747, 767, 777, MD-80, KC-10 — Bombardier: Learjet 45 & 60, Challenger 300 — Lockheed: F-16 Fighting Falcon — Cessna: Citation III, VII and Excel

Structural sheet metal and extruded components	— Gulfstream: G-350, G-450, G-550
— Boeing Commercial: 737, 727, 747, 757, 767, 777
— Boeing Defense: F-15 Eagle, F/A-18 Hornet, C-17 Globemaster
— Bombardier: CRJ 200/700/900
— Lockheed:F-16 Fighting Falcon, C-130 Hercules

Auxiliary power units	— Gulfstream: G-550 — Boeing: V-22 Osprey — Embraer: ERJ

Machining and Technology Segment

Housings and assemblies for gun turrets	— Boeing: AH-64 Apache

Various components and assemblies	— Gulfstream: G-550

Fans, heat exchangers, and various assemblies	— Cymer: ELS 7000, ELS 6010, XLA 100 — IntraLase: FS Laser
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview” for detailed information regarding the revenues contributed by market segment.
Manufacturing Process
       We organize our manufacturing facilities by work centers focusing on a particular manufacturing process. Depending on the component, we utilize either a forming process or a machining process. Each work center is staffed by a team of operators who are supported by a supervisor, lead operators and quality inspectors. Throughout each stage of the manufacturing and finishing processes, we collect, maintain and evaluate data, including customer design inputs, process scheduling, material inventory, labor, inspection results and completion and delivery dates. Our information systems employ this data to provide accurate pricing and scheduling information to our customers as well as to establish production standards used to measure internal performance.
       We manufacture some components for the Sheet Metal segment using several forming processes including:

•	fluid cell press;
•	sheet metal and extrusion stretch;
•	skin stretch;
•	stretch draw;
•	hot joggle;
•	drop hammer;
•	brake forming; and
•	roll forming.
These processes shape or form aluminum, stainless steel or titanium sheet metal and extrusion, known as a work piece, into components by applying pressure through impact, stretching or pressing, which cause the work piece to conform to a die. The shapes may be simple with a single angle, bend or curve, or may be complex with compound contours having multiple bends and angles. Some processes incorporate heat to soften the metal prior to or during forming.
       The other products manufactured by the Sheet Metal segment and virtually all of our Machining and Technology segment products are produced using close tolerance machining methods. These methods involve the machining of various metals, such as stainless, aluminum, monel, kevlar and numerous varieties of steel and castings. We have the capability of machining steel and castings in both heat-treated and non-heat-treated conditions. The parts we manufacture using this method are typically small to medium sized parts.
       We process parts through conventional and computer numerical control machining methods, also known as CNC, from raw material or castings up to and through assembly processes. In addition, complex machining of parts is accomplished through experience in engineering set-ups to produce intricate and close tolerances with very restricted finish requirements. Each machining facility is also set up to complete turnkey, research and development projects to better support engineering changes from customers.
Value-Added Services
       In addition to the products we sell, each segment offers various value-added services that are intended to result in both cost and time savings. These services include:

•	kitting;
•	assembly;
•	just-in-time distribution;
•	prototyping and warehousing;
•	polishing and painting;
•	engineered tool design, fabrication and repair;

•	heat treating and aging of components;
•	manufacturing producibility design;
•	chemical milling; and
•	metal finishing.
       Also, our distribution facilities in Savannah, Georgia and Tulsa, Oklahoma are designed to kit manufactured components and deliver to customer points of use.
Backlog
       The backlog for each of our business segments is displayed in the following table:

	As of
	December 31,

	2004	2005

	(In millions)
Sheet Metal Segment
Total	$82.1	$98.3
Portion deliverable within 12 months	$65.3	$87.2
Machining and Technology Segment
Total	$12.0	$7.6
Portion deliverable within 12 months	$12.0	$5.6
       Our customers often modify purchase orders to accelerate or delay delivery dates. The level of unfilled orders at any given time during the year will be materially affected by our customers’ provisioning policies, the timing of our receipt of orders and the speed with which those orders are filled. Moreover, sales during any period may include sales that are not part of the backlog at the end of the prior period.
Raw Materials and Procurement Practices
       We manufacture the majority of our components from aerospace quality aluminum sheet metal and extrusion. We also use steel, titanium, inconel, monel and other metals to support the balance of our components.
       We purchase the majority of these materials through a contract we have negotiated with a distributor and contracts certain of our customers have negotiated with distributors. These contracts are designed to provide an adequate supply of material at predictable pricing levels. If supply is not available or we need a product that is not covered under these agreements, we use a variety of mills and distributors to support our needs. We believe that currently there are adequate alternative sources of supply.
Quality Assurance and Control
       Our Aerospace Quality Systems are continuously reviewed and updated to comply with the requirements of ISO9001-2000/ AS9100 Revision B and Nadcap (National Aerospace and Defense Contractors Accreditation Program) special processes quality requirements. The continuous review and updating of our processes has allowed our fabrication facilities, with third party ISO9001-2000/ AS9100 registrations from National Quality Assurance, USA and Perry Johnson Registrars and Performance Review Institute to maintain those certifications for 2005 and beyond.
       This attention to quality system and business processes has allowed us to remain an approved supplier for many of the leading OEM and Tier 1 suppliers such as Gulfstream, Boeing, Bombardier, Sikorsky Aircraft, Vought Aircraft, Spirit AeroSystems, Lockheed Martin, Cessna, Raytheon, Goodrich, Hamilton Sundstrand and others.
       Our quality systems include the quality review of work order masters and outside purchase orders to ensure that the flow-down of our customer’s requirements are being addressed both internally and externally. The quality review of the work order master also ensures that the necessary inspection operations are properly located within the work order to verify and control the outcome of the fabrication processes. We use an ongoing employee training program and lean manufacturing techniques to assist employees in becoming familiar with any changes in our procedures or special customer requirements. We use a robust internal auditing program for each of the facilities to ensure that the training is effective and to ensure ongoing compliance to industry and customer required standards. The internal auditing is provided by a combination of Quality Engineer/Auditors located in some of our facilities or by Corporate Quality Engineer/Auditors traveling to our facilities to perform internal audits. All our quality auditors have completed Registrar Accreditation Board approved Lead Auditor training and have been observed by a Corporate Quality Engineer/Auditor.
       We utilize a first part buy-off at each operation during the fabrication process as well as a 100% final inspection of parts to verify their compliance with the customer’s configuration requirements.
       We use the AS9102 Rev A standard and forms to perform First Article Inspections. Our Corporate Quality Group maintains our Approved Supplier List (APL) for all facilities. This includes reviewing surveys, performing on-site audits and constant monitoring of customer APL’s to verify that suppliers are maintaining their customers’ direct approvals.
Sales and Marketing
       Our sales and marketing group targets four market sectors: Corporate and Regional Aircraft, Large Commercial Aircraft, Military Aircraft and Non-Aerospace. We utilize one Sales and Marketing Director and six Program Managers to support these sectors. Currently, the position of Sales and Marketing Director is vacant; however, we anticipate that the position will be filled in the first quarter of 2006. At each of our facilities, customer service representatives establish and maintain a business relationship between customers and our production and fabrication business units with a focus on customer satisfaction. Additionally, we retain two independent sales representatives.
       Awards of new work are generally preceded by receipt of a request for quotation, referred to as an RFQ. Upon receipt, the RFQ is preliminarily reviewed by a team consisting of members of senior management, a Program Manager, an estimator and plant management. If our team determines the program is adequately compatible with our capabilities and objectives, we prepare a formal response. A substantial percentage of new programs are awarded on a competitive bid basis.

Competition
       Our competitors in the aerospace industry consist of a large fragmented group of companies, including certain business units or affiliates of our customers. However, we are unaware of any single company in the aerospace industry that competes in all of our processes. We believe competition within the aerospace industry will increase substantially as a result of industry consolidations and trends favoring greater outsourcing of components and the reduction of the number of preferred suppliers. We also believe participants in the aerospace industry compete primarily with respect to delivery, price and quality.
       Unlike the aerospace industry, we believe there are only a few producers of components similar to the principal technology components manufactured by our Machining and Technology segment. We believe engineering capability, responsiveness and price are key aspects of competition in the technology industry.
       In all of our industries, some of our competitors, including business units affiliated with our customers, have substantially greater financial, production and other resources than us. We also believe that foreign aerospace manufacturers are becoming an increasing source of competition, due largely to foreign manufacturers’ access to low-cost labor. Within the aerospace industry the prevalence of industry participation commitments, pursuant to which domestic OEMs agree to award production work to manufacturers from a foreign country in order to obtain orders from that country are also driving this trend.
Governmental Regulations and Environmental Compliance
       Our operations are subject to extensive and frequently changing federal, state and local laws and substantial regulation by government agencies, including the United States Environmental Protection Agency, the United States Occupational Safety and Health Administration and the Federal Aviation Administration. Among other matters, these agencies impose requirements that regulate the handling, transportation and disposal of hazardous materials generated or used by us during the normal course of our operations, govern the health and safety of our employees and require that we meet standards and licensing requirements for aerospace components. This extensive regulatory framework imposes significant compliance burdens and risks and, as a result, may substantially affect our operational costs.
       In addition, we may become liable for the costs of removal or remediation of hazardous substances released on or in our facilities without regard to whether or not we knew of, or caused, the release of such substances. We believe that we are currently in material compliance with applicable laws and regulations and we are not aware of any material environmental violations at any of our current or former facilities. There can be no assurance, however, that our prior activities did not create a material environmental situation for which we could be responsible or that future uses or conditions (including, without limitation, changes in applicable environmental laws and regulations, or an increase in the amount of hazardous substances generated or used by our operations) will not result in any material environmental liability to us or result in a material adverse effect to our financial condition or results of operations.
Employees
       As of December 31, 2005, we had 673 permanent employees, of whom 13 were engaged in executive positions, 97 were engaged in administrative positions and 563 were engaged in manufacturing operations. None of our employees are subject to a collective bargaining agreement, and we have not experienced any material business interruption as a result of labor disputes since our inception. We believe we have an excellent relationship with our employees.
       We strive to continuously train and educate our employees, which enhances the skill and flexibility of our work force. Through the use of internally developed programs, which include formal classroom and on-the-job, hands-on training, lean manufacturing training developed jointly with external resources and tuition reimbursement programs we fund, we seek to attract, develop and retain the personnel necessary to achieve our growth and profitability objectives.

Legal Proceedings
       In February 2004, Versaform Corporation, our wholly-owned subsidiary, was served with a grand jury subpoena and we were informed that the U.S. Attorney’s Office for the Southern District of California, Department of Defense, Office of Inspector General, Defense Criminal Investigative Service, and the Federal Bureau of Investigation was conducting an investigation relating to structural components of B-52 engine cowlings Versaform manufactured for Nordam Corporation, components of auxiliary power units Versaform manufactured for Hamilton Sundstrand, a United Technologies Company, and certain tools Versaform manufactured for Lockheed Martin Corporation.
       Although the investigation is ongoing, neither we nor Versaform have been served with notice of any pending, related legal action, and Versaform continues to cooperate with the government. Documents responsive to the subpoena have been produced.
       In May 2005, we presented a $4.0 million claim accompanied by supporting documentation to a customer regarding a dispute over a price increase and certain extraordinary costs we incurred. In response, the customer presented us with a claim for $9.5 million alleging certain of our parts were non-conforming. We have requested, but have not yet received, substantive documentation supporting the customer’s claim.
       No lawsuit has been filed by either party. Nonetheless, we are vigorously pursuing our claim against the customer and defending against the customer’s allegations. As with any dispute, however, the outcome is uncertain. Moreover, pending our receipt of any supporting documentation for the customer’s allegations, we are unable to assess whether our products liability policies would cover the potential liability, if any, resulting from the customer’s allegations.
       Other than noted above, we are not a party to any legal proceedings, other than routine claims and lawsuits arising in the ordinary course of its business. We do not believe such claims and lawsuits, individually or in the aggregate, will have a material adverse effect on our business.
Facilities
       The following table provides certain information with respect to our headquarters and manufacturing centers:

Location	Principal Use	Square Footage	Interest

Sheet Metal Segment
3600 Mueller Road St. Charles, Missouri	Executive and Administrative Offices and Manufacturing Center	62,585	Owned
3030-3050 N. Hwy 94 St. Charles, Missouri	Manufacturing Center and Storage	92,736	Owned
3000-3010 N. Hwy 94 St. Charles, Missouri	Assembly and Storage	30,074	Leased(1)
101 Western Ave. So. Auburn, Washington	Manufacturing Center	79,120	Leased(2)
2629-2635 Esthner Ct. Wichita, Kansas	Manufacturing Center	31,000	Owned
2621 W. Esthner Ct. Wichita, Kansas	Manufacturing Center and Administrative Offices	39,883	Leased(3)

Location	Principal Use	Square Footage	Interest

2104 N. 170th St. E. Ave. Tulsa, Oklahoma	Finishing and Manufacturing Facility	75,000	Owned
1120 Main Parkway Catoosa, Oklahoma	Distribution Center	40,000	Leased(4)
2205 and 2215 River Hill Rd. Irving, Texas	Machining Facility	8,400	Leased(5)
1377 Specialty Drive Vista, California	Office and Manufacturing	85,004	Leased(6)
101 Coleman Blvd. Pooler, Georgia	Distribution	38,400	Leased(7)
A.V. Eucalipto, #2351 Col. Rivera Modula Cy D, C.P. 21259 Mexicali, Baja California, Mexico	Manufacturing Center	23,238	Leased(8)
Machining and Technology Segment
8866 Laurel Canyon Blvd. Sun Valley, California	Office and Manufacturing	26,200	Leased(9)
11011-11021 Olinda Street Sun Valley, California	Office, Manufacturing and Storage	22,320	Leased(10)

(1)	Month to month lease with monthly rent of $10,022.

(2)	Subject to yearly rent payments of $444,000 through June 30, 2008 and $492,000 through lease expiration date of June 30, 2011; we retain the option to extend the lease for two additional three-year terms.

(3)	Subject to yearly rent payments of $148,620 and expires on July 1, 2009; we retain an option to extend the lease term for an additional five years.

(4)	Subject to yearly real payments of $111,600 and expires on August 31, 2007.

(5)	Month-to-month lease with a monthly rent of $3,750, subject to a six-month cancellation option that we may exercise.

(6)	Subject to graduated yearly rent payments of $455,166 to $572,304 during the lease term. The lease expires on September 30, 2013, subject to our option to extend the lease for two additional five-year terms.

(7)	Subject to yearly rent payments of $165,120 and expires on August 31, 2008.

(8)	Subject to graduated monthly rent payments of $9,063 to $10,506 during the lease term. The lease expires on March 31, 2012. This manufacturing facility will begin operations in the first quarter of 2006.

(9)	Subject to yearly rent payments of $172,920 and expires on March 31, 2006.

(10)	Subject to yearly rent payments of $155,347 and expires on March 31, 2006.

MANAGEMENT
Executive Officers and Directors
       Set forth below is information concerning our executive officers and directors.

Name	Age	Position

Ronald S. Saks	62	Chief Executive Officer, President and Director
Robert Grah	51	Vice President — Central Region
Lawrence E. Dickinson	46	Chief Financial Officer and Secretary
Michael J. Biffignani	50	Chief Information Officer/Director of Supplier Management and Procurement
Joseph Burstein(1)	78	Director
Sanford S. Neuman(2)	70	Director
John M. Roeder(1)(2)	62	Director
Thomas G. Unger(1)	57	Director
Brian D. Geary	49	Director
John S. Eulich(1)	55	Director

(1)	Member of the audit committee.

(2)	Member of the compensation committee.
       Executive officers are appointed by our board of directors. A brief biography of each person who serves as a director or executive officer follows below.
       Ronald S. Saks. Mr. Saks has served as Chief Executive Officer and President and as a director of the Company since 1984. Prior to his employment with the Company, Mr. Saks was an Executive Vice President with Associated Transports, Inc. for eight years and was a Tax Manager with Peat Marwick Mitchell & Co., now known as KPMG LLP, for the eight years prior thereto.
       Robert Grah. Mr. Grah has served as Vice President — Central Region since December 2002. Mr. Grah joined the Company in 1984 as Production Control Manager. Mr. Grah has held various management positions with the Company, including Purchasing and Contracts Manager, Maintenance Manager, Facilities Manager and General Manager of LMI Finishing, Inc. until December 2002. Prior to joining the Company, Mr. Grah was a supervisor for Associated Transports, Inc. and a manager for Beneficial Finance.
       Lawrence E. Dickinson. Mr. Dickinson has been the Chief Financial Officer of the Company since 1993. He served as a Financial Analyst and Controller for LaBarge, Inc. from 1984 to 1993 and as a Cost Accountant with Monsanto from 1981 to 1984.
       Joseph Burstein. Mr. Burstein has served as Chairman of the Board of Directors since 1984. From 1984 through January of 1989, Mr. Burstein served as Vice President of the Company.
       Michael J. Biffignani. Mr. Biffignani has served as the Chief Information Officer of the Company since 1999. Mr. Biffignani has also served as the Director of Supplier Management and Procurement since 2002.
       Sanford S. Neuman. Mr. Neuman has served as a director and Assistant Secretary since 1984. Mr. Neuman has been the Chairman of the law firm Gallop, Johnson & Neuman, L.C. since March 31, 2005, and was the Managing Member of Gallop, Johnson & Neuman, L.C. from May 2000 until he was elected Chairman on March 31, 2005. Mr. Neuman has been a Member of Gallop, Johnson & Neuman for more than the last five years.

       John M. Roeder. Mr. Roeder has served as a director since 2003. Mr. Roeder has acted as a financial consultant since 1999. Prior thereto, he was an Office Managing Partner of Arthur Anderson, LLP, an international accounting firm. Mr. Roeder is also the Director in Residence at The Institute for Excellence in Corporate Governance of The University of Texas at Dallas — School of Management. Mr. Roeder is a member of the board of directors and the audit committee of Fiduciary/ Claymore MLP Opportunity Fund and Fiduciary/ Claymore Dynamic Equity Fund, which are traded on the New York Stock Exchange.
       Thomas G. Unger. Mr. Unger has served as a director since 1999. Mr. Unger has also been a director of Fife Fabrication, Inc., a manufacturer of sheet metal parts and assemblies, since early 1998. Mr. Unger was the Chief Executive Officer of Tyee Aircraft from 1982 to 1998.
       Brian D. Geary. Mr. Geary has served as a director of the Company since June 3, 2002. Mr. Geary served as President of Versaform Corporation from July 1978 to May 2002.
       John S. Eulich. Mr. Eulich was elected as a director on August 22, 2005. Mr. Eulich has served as the President and Chief Executive Officer of INDEECO, a manufacturer of electric heaters and controls, since November 2, 2005. Mr. Eulich has also served as the Chief Executive Officer of Aspeq Associates, LLC since July 1, 2003. From 1989 to 2003, Mr. Eulich served as President of Mark Andy, Inc., a manufacturer of specialty printing equipment. From 2001 to 2003, Mr. Eulich served as the President of Graphic Microsystems, Inc., a manufacturer of printing controls equipment and also served as the Managing Director of Van Dam Machine B.V., both affiliated companies of Mark Andy, Inc., from 2000 to 2003.
Composition of Our Board of Directors
       Our Amended and Restated Bylaws provides that our board of directors shall consist of between three and nine members, with the exact number of directors to be determined by resolution of a majority of the board of directors. Our board of directors currently consists of seven members, five of which members, Messrs. Burstein, Unger, Roeder and Eulich, are independent directors under the applicable listing standards of the Nasdaq National Market and the rules of the Securities and Exchange Commission.
       Our Restated Articles of Incorporation, as amended, and our Amended and Restated Bylaws provide for a division of the board of directors into three classes. One of the classes is elected annually by our shareholders to serve a three-year term.
Committees of Our Board of Directors
       Our board of directors has two standing committees, the Audit Committee and the Compensation Committee, for each of which a written charter has been adopted by the board of directors. Each of these committees is comprised solely of independent directors in accordance with the Nasdaq National Market Listing Qualifications.
Audit Committee
       The Audit Committee is currently comprised of Messrs. Roeder (Chairman), Burstein, Unger and Eulich, each of whom is “independent” in accordance with the standards prescribed by the Nasdaq National Market as well as the independence requirements for audit committee members under Rule 10A-3 promulgated under the Securities Exchange Act of 1934. In addition, the board of directors has determined that Mr. Unger is qualified as an “audit committee financial expert” as that term is defined in the rules of the Securities and Exchange Commission. The Audit Committee evaluates significant matters relating to the audit and internal controls of the Company and reviews the scope and results of the audits conducted by the Company’s independent registered public accountants and performs the other functions or duties provided in the Audit Committee Charter. In addition, the Chairman of the Audit Committee meets with management and the Company’s independent registered public accountants on a quarterly basis in order to review the Company’s financial statements prior to their release. The Audit Committee has adopted a complaint monitoring procedure to enable confidential and anonymous reporting to the Audit Committee of concerns regarding, among other things, questionable accounting or other matters.
Compensation Committee
       The Compensation Committee is currently comprised of Messrs. Neuman (Chairman) and Roeder. The board of directors has determined that each member of the Compensation Committee is “independent” as defined by the Nasdaq National Market. The Compensation Committee reviews our remuneration policies and practices, including executive compensation, and administers our stock option plans.
Nomination of Directors
       Our board of directors does not currently have a standing Nominating Committee or a charter regarding the nominating process. Pursuant to the rules of the Nasdaq National Market, our board of directors has delegated to the independent members of our board of directors the authority to identify, evaluate and recommend qualified nominees for election or appointment to our board of directors. The vote of a majority of the independent directors of our board of directors is required to approve a nominee for recommendation to our board of directors. There currently exists one vacancy for a Class I Director on our board of directors.
       The independent members of the board of directors will give appropriate consideration to written recommendations from shareholders regarding the nomination of qualified persons to serve as our directors, provided that such recommendations contain sufficient information regarding proposed nominees so as to permit the independent members of our board of directors to properly evaluate each nominee’s qualifications to serve as a director. The independent members of our board of directors may also conduct their own search for potential candidates that may include candidates identified directly by a variety of means as deemed appropriate by the independent directors.
       Our board of directors has adopted a set of corporate governance guidelines establishing general principles with respect to, among other things, director qualifications and responsibility. These guidelines establish certain criteria, experience and skills requirements for potential candidates. There are no established term limits for service as one of our directors. In general, it is expected that each of our directors will have the highest personal and professional ethics, integrity and values and will consistently exercise sound and objective business judgment. In addition, it is expected that our board of directors as a whole will be made up of individuals with significant senior management and leadership experience, a long-term and strategic perspective and the ability to advance constructive debate.
Code of Business Conduct and Ethics
       All of our directors, officers and employees, including our Chief Executive Officer and our Chief Financial Officer, are required to comply with our Code of Business Conduct and Ethics to ensure that all of our business is conducted in a legal and ethical manner. The Code of Business Conduct and Ethics covers all areas of business conduct, including employment policies and practices, conflict of interest and the protection of confidential information, as well as strict adherence to all laws and regulations applicable to the conduct of our business. Directors, officers and employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of our Code of Business Conduct and Ethics. We, through our Audit Committee, have procedures in place to receive, retain and treat complaints received regarding accounting, internal accounting control or auditing matters and to allow for the confidential and anonymous submission of concerns regarding questionable accounting or auditing matters.

Compensation Committee Interlocks and Insider Participation
       During the 2005 fiscal year, Sanford S. Neuman and John M. Roeder served on the Compensation Committee. Paul L. Miller, Jr. also served as a member of the Compensation Committee until his death on July 15, 2005. Mr. Neuman is the Chairman and a Member of the law firm Gallop, Johnson & Neuman, L.C., which has provided legal services to us in prior years and is expected to provide legal services to us in the future. The rules of the Nasdaq National Market require that the Compensation Committee be comprised solely of independent directors, as defined by Nasdaq National Market Rule 4200. In compliance with the Nasdaq National Market rules, our board of directors has determined that Mr. Neuman is an independent director, and he, therefore, continues to serve on the Compensation Committee.
Director Compensation
       All non-employee directors are paid a retainer of $24,000 to cover all meetings and committee affiliations. Additionally, the non-employee directors are awarded 3,000 shares of restricted common stock issuable under the LMI Aerospace, Inc. 2005 Long-Term Incentive Plan at each annual meeting of our shareholders. The restricted shares vest (and the restrictions lapse) over three years but are not eligible for sale until they are vested.
Executive Compensation
Summary Compensation Table
       The following table reflects compensation paid or payable for fiscal years 2005, 2004 and 2003 with respect to our Chief Executive Officer and each of the four most highly compensated executive officers, referred to as the Named Executive Officers, whose 2005 salaries and bonuses combined exceeded $100,000 in each instance.

		Annual Compensation

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)

Ronald S. Saks	2005	258,000	88,669
President and CEO	2004	240,000	55,784
	2003	240,000	0
Robert T. Grah	2005	198,736	53,891
Vice President, Central Region	2004	179,569	0
	2003	175,675	3,328
Lawrence E. Dickinson	2005	176,454	42,446
Chief Financial Officer	2004	133,954	35,000
	2003	130,675	3,064
Brian P. Olsen(2)	2005	146,250	17,843
Vice President, Western Operation	2004	180,000	0
	2003	169,000	0
Michael J. Biffignani	2005	170,675	42,446
Chief Information Officer/ Director of	2004	157,342	0
Supplier Management and Procurement	2003	155,675	0

(1)	Includes cash and common stock contributed to the Company’s profit sharing and 401(k) plan.

(2)	Mr. Olsen resigned his position as Vice President, Western Operations as of September 30, 2005. Mr. Olsen’s annual compensation was prorated for the portion of the fiscal year that he was employed by us. His annual base salary for 2005 was $190,000.

Option/ SAR Grants in Last Fiscal Year
       There were no grants of stock options pursuant to our LMI Aerospace, Inc. 2005 Long-Term Incentive Plan to any of the Named Executive Officers during the year ended December 31, 2005. No stock appreciation rights were granted to the Named Executive Officers during such fiscal year.
Aggregated Option/ SAR Exercises in the Last Fiscal Year and Fiscal Year-End Option/ SAR Values
       The following table sets forth certain information concerning option exercises and option holdings for the year ended December 31, 2005 with respect to each of the Named Executive Officers. There were no exercises of options by the Named Executive Officers for the year ended December 31, 2005. Ronald S. Saks, our Chief Executive Officer, does not hold any stock options. No stock appreciation rights were exercised by the Named Executive Officers during 2005, nor did any Named Executive Officer hold any stock appreciation rights at the end of 2005.

			Number of Securities	Value of
			Underlying	Unexercised
			Unexercised	In-The-Money
			Options/SARs At	Options/SARs At
	Shares		Fiscal Year-End (#)	Fiscal Year-End ($)
	Acquired On	Value	Exercisable/	Exercisable/
Name	Exercise (#)	Realized ($)	Unexercisable	Unexercisable(1)

Brian P. Olsen	0	0	0/0	0/0
Robert T. Grah	27,450	179,233	0/0	0/0
Lawrence E. Dickinson	0	0	7,500/0	88,200/0
Michael J. Biffignani	0	0	10,000/0	87,300/0

(1)	The monetary value used in this calculation is $5.41 per share, the fair market value of the stock as of December 31, 2004.
Employment Arrangements with Named Executive Officers
       We are party to employment agreements with the following executive officers: (i) Ronald S. Saks, Chief Executive Officer; (ii) Robert T. Grah, Vice President — Central Region; (iii) Lawrence E. Dickinson, Chief Financial Officer and (iv) Michael J. Biffignani, Chief Information Officer/ Director of Supplier Management and Procurement. Each employment agreement provides for an initial term of employment that commenced as of January 1, 2006 and expires on December 31, 2007. By their terms, the employment agreements automatically renew for additional one-year periods, unless terminated by either us or the employee by October 31 of the then current term beginning in 2006 in the case of Mr. Saks and in 2007 in the cases of Messrs. Grah, Dickinson and Biffignani.

       Pursuant to the employment agreements, the employees receive an annual base salary and a performance bonus for any fiscal year that our consolidated income from operations is more than $10 million. The following table sets forth the salaries and performance bonuses as set forth in the employment agreements for calendar years 2006 and 2007 and thereafter:

		Annual Base
Name	Year	Salary ($)	Performance Bonus(1)

Ronald S. Saks	2006	270,600	5.0% of annual base salary, plus 0.75%
	2007 and after	277,200	of consolidated income from operations in excess of $10,000,000
Robert T. Grah	2006	200,900	5.0% of annual base salary, plus 0.50%
	2007 and after	205,800	of consolidated income from operations in excess of $10,000,000
Lawrence E. Dickinson	2006	182,963	5.0% of annual base salary, plus 0.40%
	2007 and after	187,425	of consolidated income from operations in excess of $10,000,000
Michael J. Biffignani	2006	175,275	5.0% of annual base salary, plus 0.40%
	2007 and after	179,550	of consolidated income from operations in excess of $10,000,000

(1)	In the event we do not meet our annual on-time delivery metric, the performance bonus will be reduced by 25%.
       The employment agreements between us and each of Messrs. Saks, Grah, Dickinson and Biffignani may be terminated upon: (i) our dissolution, (ii) the death or permanent disability of the employee, (iii) the employee’s unsatisfactory performance of his duties under the agreement, (iv) ten days’ written notice by us upon breach or default of the terms of the agreement by the employee, or (v) by the employee upon 30 days’ written notice to us. The employment agreements also permit us to terminate the employee’s employment following an act of misconduct.
       If, pursuant to a change in control of the Company, an employee’s employment agreement is involuntarily terminated, the employee will receive severance pay in an amount equal to two times his annual base salary and any reasonably anticipated performance bonus for the fiscal year in which he was terminated on a prorated basis. If Mr. Saks voluntarily terminates his employment within 30 days of a change in control without good reason, he will receive twelve months of his annual base salary. If Messrs. Grah, Dickinson or Biffignani voluntarily terminate employment within 90 days of a change in control, then such employee will receive either six months of his annual base salary if his term of service to us was less than five years or twelve months of his annual base salary if his term of service to us was more than five years.
       Messrs. Saks, Grah and Dickinson were each party to an assignment of benefits agreement with us in connection with certain life insurance policies, commonly known as “split-dollar” agreements, whereby, historically, we shared the cost of such insurance policies. Under the Sarbanes-Oxley Act of 2002, however, such split-dollar agreements may be construed as loans by us to executive officers. Therefore, we and Messrs. Saks, Grah and Dickinson elected to terminate the benefits agreements in December 2003, and Messrs. Saks, Grah and Dickinson have paid to us our portion of the benefit assignment accrued to date. As a result of the termination of the benefits agreements, we chose to make bonus payments in 2003 to Messrs. Grah and Dickinson of $3,328 and $3,064, respectively, and in 2004 we paid $55,784 to Mr. Saks, $3,894 to Mr. Grah and $3,954 to Mr. Dickinson. Mr. Saks was paid a bonus of $32,000 during 2005 in respect of the termination of these benefits agreements. Pursuant to their employment agreements, we pay additional annual compensation to Messrs. Grah and Dickinson of $3,894 and $3,279, respectively, to cover the cost of the premiums of the life insurance policies and the taxes attributable to such additional compensation.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
       In May 2002, we acquired the outstanding capital stock of Versaform Corporation, a California corporation, and the capital stock of its subsidiary, 541775 B.C., Ltd., a corporation incorporated in the Province of British Columbia, Canada. All of the capital stock of Versaform Corporation and its affiliates was owned directly by Brian Geary, an individual residing in the State of California. At the time, 541775 B.C., Ltd. owned all of the outstanding capital stock of Versaform Canada Corporation, a corporation incorporated in the Province of British Columbia, Canada. We subsequently consolidated 541775 B.C., Ltd. and Versaform Canada Corporation with our wholly-owned Canadian subsidiary, LMIV Holding Ltd., a corporation incorporated in the Province of British Columbia, Canada. In June 2002, Mr. Geary was appointed as a director of the Company. As part of the transaction pursuant to which it acquired Versaform Canada Corporation, the Company executed a non-negotiable, subordinated promissory note in favor of Mr. Geary, in the principal amount of $1.3 million. This promissory note was payable in 36 monthly installments and accrued interest at a rate of 7% per annum. The note was paid in full on June 6, 2005. Also, as part of the transaction, we are required to pay Mr. Geary additional consideration of up to 5% of the annual net sales received under agreements between Versaform and Hamilton Sundstrand, a customer of Versaform, in excess of $3 million. As of December 31, 2005, there have been no payments earned by Mr. Geary for sales to Hamilton Sundstrand.
       In September 2002, we acquired from MBSP, L.P., a Nevada limited partnership of which Mr. Geary is the sole general partner, the operations and certain of the assets of the aerospace division of Southern Stretch Forming and Fabrication, Inc., an aerospace sheet metal manufacturer based in Denton, Texas. We paid to MBSP, L.P. consideration consisting of 90,000 shares of our common stock for machinery and equipment, issued pursuant to a private placement conforming with the safe harbor provisions of Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended, $115,000 cash for all inventories and the transfer of certain equipment valued at $60,000. In connection with this transaction, we are required to pay to MBSP, L.P. 5% of the gross sales of specific parts to a specific customer during the period beginning on January 1, 2003 and ending on December 31, 2007, not to exceed $500,000. Payments to MBSP, L.P. under this agreement were $55,000, $109,000 and $137,588 for the years ended December 31, 2003, 2004 and 2005, respectively.
       We negotiated each of the above transactions on an arm’s-length basis. Although Mr. Geary was not a director at the time of our acquisition of Versaform, we received an opinion from an independent investment banking firm stating that our acquisition of Versaform was fair from a financial point of view to the holders of our common stock. Because our acquisition of Southern Stretch Forming occurred following Mr. Geary’s appointment to our Board of Directors, and because of the potential conflict of interest created by that acquisition, our audit committee reviewed the following specific factors relating to the acquisition of Southern Stretch Forming:

•	whether or not the potential conflict of interest arising from our proposed transaction with Southern Stretch Forming and indirectly with Mr. Geary had been fully disclosed and revealed to the Audit Committee;

•	whether or not the proposed transaction had been negotiated at arm’s-length;

•	whether or not Mr. Geary had participated in the negotiation of the proposed transaction on behalf of the Company; and

•	whether or not the terms of the proposed transaction were fair to the Company and our shareholders.
       After full discussion and deliberation of these factors, the members of our Audit Committee unanimously determined that all relevant facts regarding a potential conflict of interest had been fully disclosed to the Audit Committee, that the terms of the proposed transaction were fair and in the best interests of the Company and our shareholders, and that the transaction had been negotiated at arm’s-length, without participation by or influence of Mr. Geary with respect to our interest.

       We lease the facility located at 11011, 11013, 11017 and 11021 Olinda Street in Sun Valley, California from multiple landlords, one of whom is a trust for the benefit of Ernest L. Star, the father of Ernest R. Star, the former General Manager of Tempco. Ernest R. Star is a co-trustee of this trust. Pursuant to the terms of the applicable lease agreement, we pay the owners of this property aggregate annual rent payments of $155,347 for the lease of a facility with square footage of 22,320. In addition, we lease property located at 8866 Laurel Canyon Blvd. in Sun Valley, California from Starwood Company, a company beneficially owned in part by Ernest L. Star. Pursuant to the terms of the applicable lease agreement, we pay Starwood Company aggregate annual rent of $172,920 for the lease of a facility having a square footage of 26,200. The leases governing our occupancy of the above described properties were entered into at the time of our acquisition of Tempco. Both leases were negotiated on an arm’s-length basis, prior to the time that Ernest R. Star became an officer of the Company. In March 2004, Ernest R. Star resigned his role as General Manager and officer of the Company. Recently, however, Ernest R. Star was rehired by us to serve as the temporary General Manager of Tempco.
       We leased the property located at 1315 S. Cleveland Street in Oceanside, California from Edward D. Geary, the father of Brian Geary, a member of our Board of Directors. Pursuant to the applicable lease arrangement, we paid Edward D. Geary annual aggregate rent payments of $86,400 for the lease of a 19,000 square foot facility. This lease was assumed by us as part of its acquisition of Versaform Corporation. This lease expired in January 2005, and we vacated the building.
       Joseph Burstein, Brian Geary and Sanford Neuman, each a member of our Board of Directors, and Ronald Saks, our Chief Executive Officer and President and one of our directors, invested an aggregate of $1.0 million in subordinated notes with the Company. These notes mature on December 31, 2007 and require quarterly interest payments at an annual rate of 12%. The issuance of these subordinated notes was reviewed and approved by the members of the Audit Committee, with Mr. Burstein abstaining. We plan on using a portion of the net proceeds of this offering to prepay the aggregate principal amount of notes and any interest accrued thereon. Under the terms of a subordination agreement for the benefit of our bank lender, the prepayment of these notes requires the consent of the bank lender, which consent has been obtained by us.

PRINCIPAL AND SELLING SHAREHOLDERS
       The following table sets forth certain information regarding the beneficial ownership of our common stock by:

•	each person known by us to be the beneficial owner of 5% or more of the outstanding common stock;

•	the selling shareholders;

•	each of our directors;

•	each of the executive officers named in the section entitled “Management” above; and

•	all of our executive officers and directors as a group.
       Percentage of ownership is based on 8,373,837 shares of common stock outstanding as of January 5, 2006. Beneficial ownership is calculated based on the requirements of the Securities and Exchange Commission. These requirements also treat as outstanding all common stock that a person would receive upon exercise of stock options or warrants held by that person that are immediately exercisable or exercisable within 60 days of January 5, 2006. Shares of common stock issuable pursuant to stock options and warrants exercisable within 60 days are deemed outstanding and held by the holder of such options or warrants for computing the percentage of the person holding such options or warrants, but are not deemed outstanding for computing the percentage of any other person.
       Other than as specifically noted below, the address of each of the named entities or individuals is c/o LMI Aerospace, Inc., 3600 Mueller Road, St. Charles, Missouri 63302.

	Shares of Common					Shares of Common
	Stock Beneficially					Stock Beneficially
	Owned Prior to the			Shares of Common		Owned After the
	Offering			Stock Offered for Sale		Offering

Beneficial Owner	Number(1)		Percentage	Number	Percentage	Number	Percentage

Ronald S. Saks+	2,896,713	(2)	34.6%	425,000	5.1%	2,471,713	23.2%
Joseph Burstein+	617,296	(3)	7.4%	100,000	1.2%	517,296	4.8%
Sanford S. Neuman+	312,640	(4)	3.7%	75,000	*	237,640	2.2%
Brian D. Geary	111,000	(5)	1.3%	0	0	111,000	1.0%
Duane E. Hahn	96,652	(6)	1.2%	0	0	96,652	*
Lawrence E. Dickinson	70,379	(7)	*	0	0	70,379	*
Robert Grah	45,691	(8)	*	0	0	45,691	*
Thomas G. Unger	20,000	(9)	*	0	0	20,000	*
Michael J. Biffignani	11,209	(10)	*	0	0	11,209	*
John M. Roeder	6,000	(11)	*	0	0	6,000	*
John S. Eulich	0		0	0	0	0	0
Executive Officers and Directors as a group(12)	4,187,580		49.6%			3,587,580	33.6%

   +     A selling shareholder

*	Less than 1%

(1)	Reflects the number of shares outstanding on January 5, 2006, and with respect to each person, assumes the exercise of all stock options held by such person that are exercisable on or within

60 days of January 5, 2006 (such options being referred to as “currently exercisable options”).

(2)	Includes 545,768 shares held of record by Mr. Saks, trustee of the LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust, for the benefit of certain executive officers and employees of the Company. Of those 545,768 shares, 166,670 shares are held for the benefit of certain executive officers, including 99,849 shares held for the benefit of Mr. Saks. Such executive officers and employees maintain dispositive power only over such shares. Also included are 2,350,945 shares of Common Stock deemed beneficially owned by Mr. Saks and held of record by the Ronald S. Saks Revocable Trust U/ T/ A dated June 21, 1991, of which Mr. Saks, as trustee, maintains voting and investment authority. Mr. Saks reported sole voting power of 2,896,713 shares; no shared voting power; sole dispositive power of 2,450,794 shares; and no shared dispositive power.

(3)	Includes 599,296 shares of Common Stock held of record by the Joseph Burstein Revocable Trust U/ T/ A dated August 20, 1983, for which Mr. and Mrs. Burstein, as co-trustees, share voting and dispositive power. Also includes 3,000 shares of restricted stock vesting in August 2008 and 15,000 shares issuable upon the exercise of currently exercisable options to purchase such shares held by Mr. Burstein. Mr. and Mrs. Burstein reported no sole voting power; shared voting power of all 602,296 shares; no sole dispositive power; and shared dispositive power of all 602,296 shares.

(4)	Includes 280,940 shares held of record by a revocable trust of which Mr. Neuman, as trustee, has voting and investment power and 13,700 shares held by certain trusts of which Mr. Neuman, as trustee, has voting and investment power. Also includes 3,000 shares of restricted stock vesting in August 2008 and 15,000 shares of Common Stock issuable upon the exercise of currently exercisable options to purchase such shares.

(5)	Includes 90,000 shares held by MBSP, L.P., a Nevada limited partnership of which Mr. Geary is the sole general partner and 6,000 shares held by the Geary Family Trust, of which Mr. Geary, as trustee, has voting and investment power. Also Includes 3,000 shares of restricted stock vesting in August 2008 and 12,000 shares of Common Stock issuable upon the exercise of currently exercisable options to purchase such shares.

(6)	Includes 800 shares of restricted stock vesting in January 2008 and 252 shares of Common Stock held of record by Mr. Saks, as trustee of the Company’s Profit Sharing Plan for the benefit of Mr. Hahn, over which Mr. Hahn maintains investment power only.

(7)	Includes 50,774 shares of Common Stock held of record by Mr. Saks as trustee of the Company’s Profit Sharing Plan for the benefit of Mr. Dickinson, over which Mr. Dickinson maintains investment power only, and 3,300 shares of Common Stock directly or indirectly owned by Mr. Dickinson’s children, who might be deemed to maintain a principal residence at Mr. Dickinson’s residence. Mr. Dickinson has disclaimed beneficial ownership of such shares. Also includes 1,100 shares of restricted stock vesting in January 2008 and 7,500 shares of Common Stock issuable upon the exercise of currently exercisable options to purchase such shares.

(8)	Includes 15,686 shares of Common Stock held of record by Mr. Saks as trustee of the Company’s Profit Sharing Plan for the benefit of Mr. Grah, over which Mr. Grah maintains investment power only. Also includes 1,300 shares of restricted stock vesting in January 2008.

(9)	Includes 3,000 shares of restricted stock vesting in August 2008.

(10)	Includes 109 shares of Common Stock held of record by Mr. Saks as trustee of the Company’s Profit Sharing Plan for the benefit of Mr. Biffignani, over which Mr. Biffignani maintains investment power only. Also includes 1,100 shares of restricted stock vesting in January 2008 and 10,000 shares of Common Stock issuable upon the exercise of currently exercisable options to purchase such shares.

(11)	Includes 3,000 shares of restricted stock vesting in August 2008 and 3,000 shares of Common Stock issuable upon the exercise of currently exercisable options to purchase such shares.

(12)	Includes 17,500 shares subject to currently exercisable options held by non-director executives of the Company and 45,000 shares subject to currently exercisable options held by directors of the Company.

DESCRIPTION OF OUR CAPITAL STOCK
       The following descriptions are summaries of the material terms of our restated articles of incorporation, as amended, and our amended and restated bylaws. They may not contain all of the information that is important to you. To understand them fully, you should read our articles and bylaws, copies of which are filed with the Securities and Exchange Commission. The following descriptions are qualified in their entirety by references to the restated articles of incorporation and amended and restated bylaws and applicable law.
       Our authorized capital stock consists of 28 million shares of common stock, par value $0.02 per share and two million shares of preferred stock, par value $0.02 per share. As of January 5, 2006, there were 8,373,837 shares of common stock outstanding and no shares of preferred shares outstanding. Upon completion of this offering, we will have 10,673,837 shares of common stock and no shares of preferred stock outstanding.
Common Stock
       We are authorized to issue one class of common stock. The holders of common stock are entitled to cast one vote for each share held of record on all matters to be voted on by our shareholders, including the election of directors. There is no cumulative voting with respect to the election of directors. As a result, the holders of common stock entitled to exercise more than 50% of the voting rights in an election of directors can elect all of the directors then standing for election if they choose to do so. The holders of common stock are entitled to receive dividends when and if declared by our board out of legally available funds. In the event of our liquidation, the dissolution or the winding up of our affairs, the holders of common stock are entitled to share ratably in all remaining assets which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. No holder of any share of common stock or any other security issued by us, either now or hereafter authorized or issued, shall have any preferential or preemptive right to acquire additional shares of common stock or any other security issued by us other than such, if any, as our board may in its discretion from time to time determine. All of the outstanding shares of common stock are, and the shares of common stock offered pursuant to this prospectus will be when issued for the consideration set forth in this prospectus, fully paid and nonassessable.
Preferred Stock
       Our board may authorize the issuance of one or more series of preferred stock and determine, with respect to any series of preferred stock, the terms, rights and preferences of such series, including voting, dividend, liquidation, conversion, redemption and any other relative rights, preferences and limitations. The authorized shares of preferred stock will be available for issuance without further action by our shareholders, unless such action is required by applicable law or other rules of the Nasdaq National Market, or any stock exchange or automated quotation system on which our securities may be listed or traded. Although we have no present intention of doing so, we could issue a series of preferred stock that could discourage, impede, delay or prevent a transaction that would result in a change in control of our company, regardless of whether some of our shareholders might believe the transaction to be in their best interest.
Anti-takeover Effects of our Articles and our Bylaws
       Our articles and bylaws contain certain provisions regarding the rights and privileges of our shareholders, some of which may have the effect of discouraging certain types of transactions that involve an actual or threatened change of control of our Company. Such provisions include:

•	the ability of our board to issue preferred stock in one or more series and determine the attributes of each series, as discussed above;

•	the ability of our board to fix the number of directors serving on our board from time to time with a minimum of three and a maximum of nine persons as provided in our bylaws;

•	the amendment of our bylaws by action of our board taken in accordance with the bylaws, except to the extent that any matters under our articles or applicable law are specifically reserved to the shareholders;

•	the division of our board into three classes of directors, with the classes to be as nearly equal in number as possible, and one of each such classes shall be elected each year to serve for a three-year term;

•	the requirement that shareholders may nominate directors or submit other proposals only upon written notice to us not less than 120 days nor more than 150 days prior to the date of the notice to shareholders of the previous year’s annual meeting;

•	the limitation on the calling of a special meeting of our shareholders to our board or the President of our Company; and

•	consistent with Missouri corporate law, the requirement that any action by written consent of shareholders in lieu of a meeting must be signed by the holders of all outstanding shares of our common stock.
       The foregoing provisions contained in our articles and bylaws make it more difficult and time consuming to obtain majority control of our board or otherwise bring a matter before our shareholders without our board’s consent. As a result, our vulnerability to an unsolicited takeover proposal is reduced. These provisions are designed to accomplish two goals. First, they enable us to develop our business in a manner that will foster our long-term growth without the threat of a takeover not deemed by our board to be in our best interests and that of our shareholders. Second, they reduce, to the extent practicable, the potential disruption entailed by a takeover threat. These provisions may have an adverse effect, however, on the ability of shareholders to influence our governance and the possibility of shareholders receiving a premium above the market price for their securities from a potential acquirer that is unfriendly to management.
       The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company, whose address is 59 Maiden Lane, Plaza Level, New York, New York 10038 and their telephone number is (212) 936-5100.

UNDERWRITING
       Subject to the terms and conditions of the underwriting agreement, we and the selling shareholders have agreed to sell to the underwriters named below, and the underwriters named below, for whom Wachovia Capital Markets, LLC is acting as sole book running manager and representative, have severally agreed to purchase from us and the selling shareholders, the respective number of shares of common stock appearing opposite their names below:

Underwriter	Number of Shares

Wachovia Capital Markets, LLC
Oppenheimer & Co. Inc.
Total	2,900,000
       The underwriters have agreed to purchase all of the shares shown in the above table if any of those shares are sold in this offering. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriter may be increased or the underwriting agreement may be terminated.
       The shares of common stock are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by counsel for the underwriters, including confirming the validity of the shares of common stock being offered, and other conditions contained in the underwriting agreement including, among other items, the receipt of legal opinions from counsel, the receipt of other customary closing documents, the absence of any material adverse changes affecting us or our business and the absence of any objections from the National Association of Securities Dealers, Inc. with respect to the fairness and reasonableness of the underwriting terms.
       Commissions and Discounts. The underwriters have advised us that they propose to offer the shares of our common stock to the public at the public offering price appearing on the cover page of this prospectus and to certain dealers at that price less a concession of not more than                 per share, of which up to                 may be reallowed to other dealers. After the initial offering, the public offering price, concession and reallowance to dealers may be changed.
       The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us and to the selling shareholders, both on a per share basis and in total, assuming either no exercise or full exercise by the underwriters of their over-allotment option.

Total

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount and commissions payable by us	$	$	$
Proceeds, before expenses, to us	$	$	$
Underwriting discount and commissions payable by the selling shareholders
Proceeds, before expenses, to selling shareholders	$	$	$
       We estimate that the expenses of this offering payable by us, not including underwriting discounts and commissions, will be approximately                , which includes legal, accounting and printing costs and various other fees associated with registering and listing our common stock. We have agreed to pay the expenses of the selling shareholders incurred in connection with this offering, other than underwriting discounts and commissions payable in respect of the shares sold by the selling shareholders.

       Over-Allotment Option. We and the selling shareholders have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to a total of 435,000 additional shares of common stock at the public offering price per share less the underwriting discounts and commissions per share shown on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the additional shares that the number of shares of common stock to be purchased by that underwriter as shown in the above table represents as a percentage of the total number of shares shown in that table.
       Indemnity. We and the selling shareholders have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.
       Lock-up Agreements. We have agreed, and all of our directors and executive officers and the selling shareholders, who collectively will hold approximately 33.6% (or approximately 32.3% if the underwriters’ over-allotment option is exercised in full) of the shares of our common stock to be outstanding immediately after this offering, based on shares outstanding as of January 5, 2006, have agreed, that, without the prior written consent of Wachovia Capital Markets, LLC, we and they will not, during the period beginning on and including the date of this prospectus through and including the date which is 90 days after the date of this prospectus, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition of (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by us or by such director, officer or stockholder, as the case may be), including the filing (or participation in the filing) of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position with respect to, any shares of our common stock, preferred stock or other capital stock or any securities convertible into, or exercisable or exchangeable for, shares of our common stock, preferred stock or other capital stock, or publicly announce an intention to effect any such transaction, subject to certain exceptions.
       Moreover, if:

•	during the last 17 days of the 90-day restricted period, we issue an earnings release or disclose material news or a material event relating to us occurs; or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, then the restrictions imposed by the preceding paragraph shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release, the disclosure of material news or the occurrence of the material event, as applicable.
       Wachovia Capital Markets, LLC, may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the shares or other securities subject to the lock-up agreements described above. Any determination to release any shares or other securities subject to the lock-up agreements would be based on a number of factors at the time of determination, which may include the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares or other securities proposed to be sold or otherwise transferred and the timing, purpose and terms of the proposed sale or other transfer.
       Stabilization. In order to facilitate this offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriters may sell more shares of common stock than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares of common stock available for purchase by the underwriters under the over-allotment option. The underwriters may close out a covered short sale by exercising the over-allotment option or purchasing common stock in the open market. In determining the source of common stock to close out a covered short sale, the underwriters may consider, among other things, the market price of common stock compared to the price payable under the over-allotment option. The underwriters may also sell shares of common stock in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after the date of pricing of this offering that could adversely affect investors who purchase in this offering.
       As an additional means of facilitating this offering, the underwriters may bid for, and purchase, common stock in the open market to stabilize the price of our common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing common stock in this offering if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock.
       The foregoing transactions, if commenced, may raise or maintain the market price of our common stock above independent market levels or prevent or retard a decline in the market price of our common stock.
       The underwriters have advised us that these transactions, if commenced, may be effected on the Nasdaq National Market or otherwise. Neither we nor any of the underwriters make any representation that the underwriters will engage in any of the transactions described above and these transactions, if commenced, may be discontinued without notice. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of the effect that the transactions described above, if commenced, may have on the market price of our common stock.

VALIDITY OF SECURITIES
       The validity of the common stock offered hereby will be passed upon for us by Gallop, Johnson & Neuman, L.C. Sanford S. Neuman, a member of Gallop, Johnson and Neuman, L.C., is the beneficial owner of 312,640 shares of common stock and serves as one of our directors. Mr. Neuman is also one of the selling shareholders and intends to sell 75,000 shares of common stock as a part of this offering. From the net proceeds of this offering, we will prepay in full a promissory note issued by us to Mr. Neuman in the aggregate principal amount of $150,000. Certain legal matters will be passed upon for the underwriters by Shearman & Sterling LLP.
EXPERTS
       The consolidated financial statements and schedule as of and for the years ended December 31, 2004 and 2003, included in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, an independent registered public accounting firm, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.
       The consolidated financial statements and schedule for the year ended December 31, 2002 included in this Prospectus and in the Registration Statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
       We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedule, contains additional relevant information about us and our capital stock. The rules and regulations of the Securities and Exchange Commission allow us to omit from this document certain information included in the registration statement.
       You may read and copy the reports and other information we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the operation of the public reference room by calling 1(800) SEC-0330. The Securities and Exchange Commission also maintains a website that contains reports, proxy statements and other information about issuers, like us, who file electronically with the Securities and Exchange Commission. The address of that website is http://www.sec.gov. This reference to the Securities and Exchange Commission’s website is an inactive textual reference only, and is not a hyperlink.
       We are subject to the reporting and information requirements of the Securities and Exchange Act of 1934, as amended, and as a result file periodic reports, proxy statements and other information with the Securities and Exchange Commission. These periodic reports, proxy statements and other information will be available for inspection and copying at the Securities and Exchange Commission’s public reference room and the website of the Securities and Exchange Commission referred to above, as well as on our website, http://www.lmiaerospace.com. This reference to our website is an inactive textual reference only, and is not a hyperlink. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
LMI Aerospace, Inc.
St. Charles, Missouri
       We have audited the accompanying consolidated balance sheets of LMI Aerospace, Inc. as of December 31, 2004 and 2003 and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2004. We have also audited the accompanying Schedule II, “Valuation and Qualifying Accounts”. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LMI Aerospace, Inc. at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.
       Also, in our opinion, the schedule presents fairly, in all material respects, the information set forth therein.

/s/ BDO Seidman, LLP
Chicago, Illinois
March 25, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
LMI Aerospace, Inc.
       We have audited the accompanying consolidated statements of operations, shareholders’ equity, and cash flows of LMI Aerospace, Inc. (the “Company”) for the year ended December 31, 2002. Our audit also included the accompanying financial statement schedule for the year ended December 31, 2002, listed in the index as Schedule II. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.
       We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
       In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of LMI Aerospace, Inc. for the year ended December 31, 2002, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule for the year ended December 31, 2002, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
       As described in Note 1 to the financial statements, in 2002 the Company changed its method of accounting for goodwill.

/s/ Ernst & Young, LLP
St. Louis, Missouri
April 15, 2003

LMI AEROSPACE, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,

	2003	2004

	(Amounts in
	thousands, except
	share and per
	share data)
ASSETS
Current assets:
Cash and cash equivalents	$441	$414
Trade accounts receivable, net of allowance of 245 in 2003 and $213 in 2004	9,158	9,093
Inventories	24,159	23,687
Prepaid expenses	787	912
Deferred income taxes	2,206	2,043
Income taxes receivable	1,933	69

Total current assets	38,684	36,218
Property, plant, and equipment, net	22,248	18,947
Goodwill, net	5,653	5,653
Customer intangible assets, net	3,792	3,408
Other assets	142	1,155

Total assets	$70,519	$65,381

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,570	$5,857
Accrued expenses	2,126	2,795
Current installments of long-term debt and capital lease obligations	6,069	1,973

Total current liabilities	12,765	10,625
Long-term debt and capital lease obligations, less current installments	21,756	17,583
Subordinated notes payable	—	1,000
Deferred income taxes	2,206	1,821

Total long-term liabilities	23,962	20,404
Shareholders’ equity:
Common stock, $.02 par value per share; authorized 28,000,000 shares; 8,736,427 shares issued in 2003 and 2004	175	175
Preferred stock, no par value per share; authorized 2,000,000 shares; none issued	—	—
Additional paid-in capital	26,171	26,171
Treasury stock, at cost, 554,641 shares in 2003 and 499,712 shares in
2004	(2,632)	(2,371)
Accumulated other comprehensive income	20	—
Retained earnings	10,058	10,377

Total shareholders’ equity	33,792	34,352

Total liabilities and shareholders’ equity	$70,519	$65,381

See accompanying notes to the consolidated financial statements.

LMI AEROSPACE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,

	2002	2003	2004

	(Amounts in thousands, except
	share and per share data)
Net sales	$81,349	$75,855	$85,908
Cost of sales	69,185	67,485	69,510

Gross profit	12,164	8,370	16,398
Selling, general and administrative expenses	12,931	13,423	13,870
Goodwill impairment charges	5,104	—	—

Income (loss) from operations	(5,871)	(5,053)	2,528
Other income (expense):
Interest expense	(1,495)	(1,645)	(2,175)
Other, net	(525)	306	313
Income (loss) before income taxes	(7,891)	(6,392)	666
Provision for (benefit of) income taxes	(691)	(2,411)	236

Income (loss) before cumulative effect of change in accounting principle	(7,200)	(3,981)	430
Cumulative effect of change in accounting principle, net of income tax benefit of $663 for 2002	(1,104)	—	—

Net income (loss)	$(8,304)	$(3,981)	$430

Amounts per common share:
Income (loss) before cumulative effect of change in accounting principle	$(0.89)	$(0.49)	$0.05
Cumulative effect of change in accounting principle	(0.14)	—	—

Net income (loss) per common share	$(1.03)	$(0.49)	$0.05

Net income (loss) per common share — assuming dilution	$(1.03)	$(0.49)	$0.05

Weighted average common shares outstanding	8,077,293	8,181,786	8,186,158

Weighted average dilutive stock options outstanding	—	—	13,956

See accompanying notes to the consolidated financial statements.

LMI AEROSPACE, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

					Accumulated
		Additional			Other	Total
	Common	Paid-In	Retained	Treasury	Comprehensive	Shareholders’
	Stock	Capital	Earnings	Stock	Income (Loss)	Equity

	(Amounts in thousands, except share data)
Balance at December 31, 2001	$175	$26,171	$22,705	$(3,402)	$—	$45,649
Comprehensive income (loss):
Net income loss	—	—	(8,304)	—	—	(8,304)
Exchange rate (loss)	—	—	—	—	(17)	(17)

Comprehensive income (loss)						(8,321)
Issuance of stock — 90,000 shares of common stock in connection with the acquisition of SSFF	—	—	(218)	427	—	209
Purchase of 1,900 shares of outstanding stock for treasury	—	—	—	(8)	—	(8)
Exercise of options to purchase stock	—	—	(101)	196	—	95
Issuance of 32,690 shares of treasury stock to profit sharing/401(k) plan	—	—	(43)	155	—	112

Balance at December 31, 2002	175	26,171	14,039	(2,632)	(17)	37,736
Comprehensive income (loss):
Net income loss	—	—	(3,981)	—	—	(3,981)
Exchange rate gain	—	—	—	—	37	37

Comprehensive (loss)						(3,944)

Balance at December 31, 2003	175	26,171	10,058	(2,632)	20	33,792
Comprehensive income:
Net income	—	—	430	—	—	430
Exchange rate (loss)	—	—	—	—	(20)	(20)

Comprehensive income						410
Exercise of options to purchase stock	—	—	(111)	261	—	150

Balance at December 31, 2004	$175	$26,171	$10,377	$(2,371)	$—	$34,352

See accompanying notes to the consolidated financial statements.

LMI AEROSPACE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2002	2003	2004

	(Amounts in thousands)
Operating activities
Net income (loss)	$(8,304)	$(3,981)	$430
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	4,433	4,793	4,699
Gain on sale of Versaform Canada Corporation	—	—	(498)
Charges for bad debt expense	110	132	170
Charges for inventory obsolescence and valuation	2,599	2,549	1,382
Goodwill impairment charges	6,871	—	—
Non-cash investment loss	643	—	—
Non-cash loss on sale of equipment	—	54	202
Changes in operating assets and liabilities:
Trade accounts receivable	(2,746)	2,102	(301)
Inventories	(3,446)	(1,527)	(957)
Prepaid expenses and other assets	(176)	128	(1,372)
Income taxes	(2,026)	(1,043)	1,762
Accounts payable	274	(1,537)	1,321
Accrued expenses	(274)	(659)	588

Net cash provided from (used by) operating activities	(2,042)	1,011	7,426
Investing activities
Additions to property, plant, and equipment	(2,293)	(1,001)	(1,266)
Proceeds from sale of Versaform Canada Corporation	—	—	939
Proceeds from sale of equipment	—	325	13
Proceeds from sale of stock investments	—	305	—
Acquisition of Versaform, net of cash acquired	(10,458)	—	—
Acquisition of Stretch Forming Corporation	(825)	—	—
Acquisition of Southern Stretch Forming and Fabrication	(115)	—	—
Acquisition of Tempco, net of cash acquired	(300)	—	—

Net cash used by investing activities	(13,991)	(371)	(314)
Financing activities
Proceeds from issuance of long-term debt	11,000	—	9,365
Principal payments on long-term debt and notes payable	(2,918)	(4,679)	(19,540)
Net advances on revolver	4,417	3,267	2,906
Treasury stock transactions, net	(7)	—	—
Proceeds from exercise of stock options	95	—	150

Net cash provided from (used by) financing activities	12,587	(1,412)	(7,119)
Effect of exchange rate changes on cash	(17)	31	(20)

Net increase (decrease) in cash and cash equivalents	(3,463)	(741)	(27)
Cash and cash equivalents, beginning of year	4,645	1,182	441

Cash and cash equivalents, end of year	$1,182	$441	$414

Supplemental Disclosures of Cash Flow Information
Interest paid	$1,469	$1,659	$2,107
Income taxes paid (refunded), net	$649	$(1,331)	$(1,637)
Supplemental Schedule of Non-cash Investing and Financing Activities
       At August 31, 2004, the Company sold 100% of its stock in Versaform Canada Corporation, whereby all of the assets and certain liabilities were transferred to a private group of investors, as follows:

Accounts receivable, net	$196
Inventories	47
Prepaid expenses	22
Net Property plant and equipment	249
Accounts payable	34
Accrued expenses	26
Income taxes payable	13
       The sale resulted in cash proceeds of $868 and a note receivable of $71 from the buyers.
See accompanying notes to the consolidated financial statements.

LMI AEROSPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands, except share and per share data)
December 31, 2004

1.	Accounting Policies
Description of Business
       LMI Aerospace, Inc. (the “Company”) fabricates, machines, and integrates formed, close tolerance aluminum and specialty alloy components for use by the aerospace, semiconductor and medical products industries. The Company is a Missouri corporation with headquarters in St. Charles, Missouri. The Company maintains facilities in St. Charles, Missouri; Seattle, Washington; Tulsa, Oklahoma; Wichita, Kansas; Irving, Texas; Sun Valley, California; Vista, CA; and Savannah, GA.
Principles of Consolidation
       The accompanying financial statements include the consolidated financial position, results of operations, and cash flows of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.
Customer and Supplier Concentration
       Direct sales to the Company’s largest customer accounted for 25.4%, 18.6%, and 26.5% of the Company’s total revenues in 2002, 2003 and 2004, respectively. Accounts receivable balances related to direct sales to this customer were 8.0% at December 31, 2003 and 22.5% at December 31, 2004. Indirect sales to the Company’s largest customer accounted for an additional 8.7%, 10.0% and 0.9% of the Company’s total sales in 2002, 2003, and 2004, respectively.
       Direct sales to the Company’s second largest customer accounted for 17.5%, 14.1% and 18.5% of the Company’s total revenues in 2002, 2003 and 2004, respectively, and represented 8.6% and 9.0% of the accounts receivable balance at December 31, 2003 and 2004, respectively.
       Direct sales to the Company’s third largest customer accounted for 10.6%, 12.9% and 8.7% of the Company’s total revenue in 2002, 2003 and 2004, respectively, and represented 7.3% and 5.3% of the accounts receivable balance at December 31, 2003 and 2004, respectively.
       The Company purchased approximately 34%, 37% and 40% of the materials used in production from three suppliers in 2002, 2003 and 2004, respectively.
Use of Estimates
       The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.
Cash and Cash Equivalents
       Cash and cash equivalents include cash on hand, amounts due from banks and all highly liquid investment instruments with an initial maturity of three months or less.
Inventories
       The Company’s inventories are stated at the lower of cost or market and utilize actual costs for raw materials and an average cost for work in process and finished goods. The Company evaluates the inventory carrying value and reduces the carrying costs based on customer activity, estimated future

LMI AEROSPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
demand, price deterioration, and other relevant information. The Company’s customer demand is highly unpredictable and may fluctuate by factors beyond the Company’s control. The Company, therefore, maintains an inventory allowance for potential obsolete and slow moving inventories and for gross inventory items carried at costs higher than their potential market values.
Revenue Recognition
       The Company recognizes revenue when products are shipped and services are rendered, the price is fixed or determinable, and collection is reasonably assured.
Allowance for Doubtful Accounts
       The allowance for doubtful accounts receivable reflects the Company’s best estimate of probable losses inherent in its accounts receivable. The basis used to determine this value is derived from historical experience, specific allowances for known troubled customers and other currently available evidence.
Property, Plant, and Equipment
       Property, plant and equipment are stated at cost. Equipment under capital leases is stated at the present value of the minimum lease payments. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. Equipment held under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset. Estimated useful lives for buildings and machinery and equipment are 20 years and 4 to 10 years, respectively.
Long lived assets
       In accordance with Statement of Financial Accounting Standard (SFAS) No. 144, Accounting for the Impairment or Disposal of Long Lived Assets (“SFAS No. 144”), long lived assets held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. As of December 31, 2004, there has been no impairment of long lived assets, other than as disclosed in Note 5.
Pre-Production Costs
       The Company accounts for pre-production costs in accordance with EITF 99-5, Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements. All design and development costs for products to be sold under long-term supply arrangements are expensed unless there is a contractual guarantee that provides for specific required payments for design and development costs.
Goodwill and Intangible Assets
       Effective January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”), under which goodwill is no longer being amortized but instead is tested upon adoption of SFAS No. 142 and then at least annually for impairment and expensed to the extent the implied fair value of reporting units, including goodwill, is less than carrying value (see Note 5). Acquired intangible assets with finite lives are amortized over the useful life on a straight line basis.
Income Taxes
       The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes (“SFAS No. 109”). The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax

LMI AEROSPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
consequences of events that have been recognized in the company’s financial statements or tax returns. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.
Comprehensive Income
       SFAS No. 130, Reporting Comprehensive Income (“SFAS No. 130”), requires that certain items such as foreign currency translation adjustments, unrealized gains and losses on certain investments in debt and equity securities and minimum pension liability adjustments be presented as separate components of shareholders’ equity. SFAS No. 130 defines these as items of other comprehensive income and as such must be reported in a financial statement that is displayed with the same prominence as other financial statements. Accumulated other comprehensive income, as reflected in the Consolidated Statements of Shareholders’ Equity, was comprised of a foreign currency translation adjustment of $20,000 at December 31, 2003. In 2004 the Company’s Canadian subsidiary was sold, and all related foreign currency translation was realized.
Stock-Based Compensation
       The Company accounts for its stock based compensation in accordance with Accounting Principles Board (APB) Opinion No. 25 and related interpretations and provides the pro forma disclosures required by SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). The Company applied APB Opinion No. 25 in accounting for its stock option plans, and accordingly, no compensation cost has been recognized for stock options granted at fair market value. Had the Company determined compensation cost based on the fair value at the grant date under SFAS No. 123, net income and earnings per share amounts would have been as follows:

	2002	2003	2004

Net income (loss) as reported	$(8,304)	$(3,981)	$430
Less: total stock based employee compensation expense determined under fair value based method, net of tax effect	(208)	(129)	(14)

Pro forma net income (loss)	$(8,512)	$(4,110)	$416

Net income (loss) per common share
As reported	$(1.03)	$(.49)	$0.05
Pro forma	$(1.05)	$(.50)	$0.05
Net income (loss) per common share
Assuming dilution:
As reported	$(1.03)	$(.49)	$0.05
Pro forma	$(1.05)	$(.50)	$0.05
Financial Instruments
       Fair values of the Company’s long-term obligations approximate their carrying values.
       The Company’s other financial instruments have fair values which approximate their respective carrying values due to their short maturities or variable rate characteristics.
Earnings per Common Share
       The Company follows SFAS No. 128, Earnings per Share, in calculating basic and fully diluted earnings per share. Earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the applicable periods.

LMI AEROSPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Recent Accounting Pronouncements
       In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, Inventory Costs-an amendment of ARB No. 43, Chapter 4 (“SFAS 151”). SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) to require that these items be included as current-period charges and not included in overhead. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions in SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS No. 151 will have a significant impact on its consolidated financial statements.
       In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payments (“SFAS No. 123R”), which revises and replaces SFAS No. 123, Accounting for Stock-Based Payments and supercedes APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”). SFAS 123R requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value based method and the recording of such expense in its consolidated statements of operations. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. The provisions for SFAS No. 123R are effective for reporting periods beginning after June 15, 2005. The Company does not expect that the adoption of SFAS No. 123R will have a significant impact on its consolidated financial statements.
       In December 2004, the FASB issued Staff Position No. FAS 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 (“FAS No. 109-2”). The American Jobs Creation Act of 2004 allows for a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer if certain criteria are met. The provisions of FAS No. 109-2 were effective immediately upon issuance. The Company does not expect that the adoption of FAS No. 109-2 will have a significant impact on its consolidated financial statements.

2.	Treasury Stock Transactions
       The Board of Directors authorized the Company to repurchase shares of its common stock and place these shares in a Treasury Stock account for use at management’s discretion. There was no treasury stock activity in 2003. The Company issued 54,929 shares in 2004 in conjunction with the exercise of certain employees’ options but did not purchase any shares. These transactions were recorded at cost in shareholders’ equity.

3.	Inventories
       Inventories consist of the following:

	2003	2004

Raw materials	$3,989	$4,603
Work in process	5,479	6,643
Finished goods	14,691	12,441

Total Inventories	$24,159	$23,687

       These amounts include reserves for obsolete and slow moving inventory of $2,173 and $2,017 and a reserve for lower of cost or market of $647 and $288 for 2003 and 2004, respectively.

LMI AEROSPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Property, Plant, and Equipment
       Property, plant, and equipment consist of the following:

	2003	2004

Land	$705	$705
Buildings and improvements	12,795	12,803
Machinery and equipment	36,652	36,826
Leasehold and improvements	927	1,118
Software and other	2,038	2,080
Construction in progress	301	310

Total gross property, plant & equipment	53,418	53,842
Less accumulated depreciation	31,170	34,895

Total net property, plant & equipment	$22,248	$18,947

       Depreciation expense (including amortization expense on software) recorded by the Company totaled $4,284, $4,366 and $4,103 for 2002, 2003 and 2004, respectively.

5.	Goodwill and Intangibles
       As required by SFAS No. 142, the Company performed the initial phase of its transitional impairment test as of January 1, 2002 during the first six months following adoption and determined that its reporting segments constitute reporting units. Additionally, the Company determined that the carrying value of its Sheet Metal segment exceeded its fair value.
       The initial phase of the transitional test indicated potential impairment of the Sheet Metal segment’s goodwill with a carrying value of $1,767, reflecting the current industry conditions and estimates of aerospace industry spending in the foreseeable future. The Company engaged valuation experts to assist in performing a review of the fair value of the Sheet Metal segment’s tangible and intangible assets, including goodwill, as of January 1, 2002. Based upon the valuation completed in the fourth quarter of 2002, relying primarily on a discounted cash flow valuation technique, the Company recorded a $1,767 charge ($1,104 net of tax) for the impairment of the Sheet Metal segment’s goodwill. The charge is reflected as the cumulative effect of adopting the new accounting standard as of January 1, 2002.
       In the fourth quarter of 2002, the Company performed the required annual impairment test under SFAS No. 142. The initial phase of the required annual test indicated potential impairment of the Sheet Metal segment’s goodwill with a carrying value of $5,104, all of which related to the May 2002 acquisition of Versaform. These impairment indicators arose from poor operating performance at the other operations in the Sheet Metal segment, reflecting further deterioration in the industry conditions and estimates of aerospace industry spending in the foreseeable future. The Company engaged valuation experts to assist in performing a review of the fair value of the Sheet Metal segment’s tangible and intangible assets, including goodwill, as of October 1, 2002. Based upon the valuation, relying primarily on a discounted cash flow valuation technique, the Company recorded a $5,104 charge as a component of operating income in the fourth quarter of 2002.
       In the fourth quarters of 2003 and 2004, the Company performed the required annual impairment test under SFAS No. 142 and concluded that the remaining goodwill balance, which relates to the Machining and Technology segment only, was not further impaired.

LMI AEROSPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       The changes in the carrying amount of goodwill for the fiscal years ended 2002, 2003 and 2004 were as follows:

	2002	2003	2004

Beginning of the year	$7,420	$5,653	$5,653
Additions	5,104	—	—
Amortization	—	—	—
Impairment:
Cumulative effect of accounting change	(1,767)	—	—
Annual impairment assessment	(5,104)	—	—

End of the year	$5,653	$5,653	$5,653

Customer Related Intangibles
       The carrying amount of customer related intangibles for the years ended December 31, 2003 and 2004 were as follows:

	Gross	Accumulated	Useful
	Amount	Amortization	Life

Versaform	$3,975	$332	15 years
Stretch Forming Corp.	329	180	3.5 years

December 31, 2003	$4,304	$512

Versaform	$3,975	$596
Stretch Forming Corp.	329	300

December 31, 2004	$4,304	$896

       Customer related intangibles amortization expense for the calendar years 2002, 2003 and 2004 were $127, $385 and $384, respectively. Due to the Sheet Metal segment’s recent operating losses, the Company performed an analysis to determine whether these customer related intangibles were potentially impaired using an undiscounted cash flow forecast as prescribed by SFAS No. 144. The Company’s analysis included assumptions about aircraft production rates, planned production efficiency improvements and other variables. The undiscounted cash flows from this analysis exceeded the carrying value of the customer related intangibles. Therefore, the carrying value was deemed to be recoverable, and no impairment charge was made nor was the amortization policy modified.
       Estimated annual amortization expense for these customer intangibles is as follows:

Year ending December 31:
2005	$293
2006	264
2007	264
2008	264
2009	264
Thereafter	2,059

Total	$3,408

LMI AEROSPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Accrued Liabilities
       Accrued liabilities include the following:

	December 31,

	2003	2004

Accrued payroll	$187	$389
Accrued vacation & holiday	902	947
Accrued employee benefits	444	395
Accrued property taxes	221	107
Accrued legal & accounting	195	385
Accrued commissions	38	44
Accrued operating lease obligations	77	192
Accrued interest	30	115
Other	32	221

Total	$2,126	$2,795

7.	Long-Term Debt and Revolving Line of Credit
       Long-term debt consists of the following:

	December 31,

	2003	2004

Term loans:
Tempco	$9,670	$—
Versaform	9,167	—
Real estate	—	3,645
Equipment	—	4,720
Revolving line of credit	7,684	10,590
Note payable to director, principal and interest payable monthly at 7%	614	181
Notes payable, principal and interest payable monthly, at fixed rates, ranging from 6.99% to 8.88%	679	420
Capital lease obligations	11	—

	27,825	19,556
Less current installments	6,069	1,973

Total	$21,756	$17,583

Subordinated notes payable to certain directors, interest payable monthly at 12%	$—	$1,000

New Credit Facility
       During 2003 and early in 2004, the Company was in violation of certain terms of its lending agreement with Union Planters. An amendment to the new loan agreement was negotiated with Union Planters that waived these violations, established new financial and non-financial covenants and provided for certain fees and increases in interest rates if the Company did not meet various milestones to refinance the debt with another lender before the agreement expired on March 31, 2005. On November 29, 2004, the

LMI AEROSPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Company negotiated a new lending agreement with Wells Fargo. The new credit facility with Wells Fargo provides the following structure:

•	A revolving line of credit (the “Revolver”) of up to $18,000, subject to a borrowing base calculation. At December 31, 2004, the Company had $10,590 outstanding under the Revolver. The borrowing base calculation at December 31, 2004 allowed the Company to borrow up to $13,853. The Revolver requires monthly payments of interest at Wells Fargo’s prime lending rate (5.5% at December 31, 2004) and matures in three years.

•	An equipment term loan (the “Equipment Loan”) of $4,720 payable monthly over three years in equal monthly principal installments of $98. The equipment loan requires monthly interest payments at Wells Fargo’s prime lending rate plus 4%. This rate can be reduced to Wells Fargo’s prime lending rate plus 0.5% if the Company is able to meet its 2005 covenants and payment of a fee of $100.

•	A real estate term loan (the “Real Estate Loan”) of $3,645 payable in equal monthly principal installments of $30 over three years, using a ten year amortization table. The real estate note requires interest at Wells Fargo’s prime lending rate plus 4%. This rate can be reduced to Wells Fargo’s prime lending rate plus 0.5% if the Company is able to maintain sufficient liquidity and reduce the borrowing base calculation by $1,800 over the first year of the agreement.
       Under each of the Revolver, the Equipment Loan and the Real Estate Loan, the Company has an option to fix the interest rate for a period not to exceed 90 days. The new credit facility is secured by all the assets of the Company and requires the Company to meet certain non-financial and financial covenants, including minimum levels of net income and net worth and limits on capital expenditures. The new credit facility expires on November 15, 2007 and includes prepayment penalties for early termination of the facility.
       In connection with the new credit facility, the Company issued an aggregate of $1,000 of subordinated notes to certain of its directors. These subordinated notes provide for no principal payments and quarterly interest payments at 12% per annum and mature on December 31, 2007. Prepayments are allowed only if certain financial transactions or measurements are accomplished.
Former Credit Facility
       The Company’s former loan agreement was dated as of August 15, 1996 and was between Leonard’s Metal, Inc., the predecessor in interest to the Company, and Magna Bank, National Association, the predecessor in interest to Union Planters (“Former Loan Agreement”). The Former Loan Agreement consisted of a revolving line of credit (“Former Revolver”), a term loan to finance the purchase of Tempco (“Former Tempco Term Loan”) and a term loan to finance the purchase of Versaform (“Former Versaform Term Loan”). The Company’s Former Loan Agreement was secured by all the domestic assets of the Company and required compliance with certain non-financial and financial covenants including minimum levels of EBITDA and tangible net worth.
       On January 5, 2004 the Company extended its Former Loan Agreement to March 31, 2004, received a waiver for certain non-financial covenants and agreed to a fee of $75. Subsequently, on March 30, 2004, the Company and Union Planters entered into a Thirteenth Amendment to the Former Loan Agreement (“Thirteenth Amendment”), amending the Former Loan Agreement. The primary purposes of the Thirteenth Amendment were to (a) extend the maturity of the Former Revolver from March 31, 2004 to March 31, 2005, and (b) waive a default arising under the Former Loan Agreement providing for the maintenance of a minimum consolidated EBITDA amount for the period ended December 31, 2003.

LMI AEROSPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       In addition, under the terms of the Thirteenth Amendment:

•	The maximum principal amount of the Former Revolver was increased from approximately $9,088 to $9,700 through September 30, 2004, subject to a borrowing base calculation and further subject to a newly established inventory reserve requirement and a more restrictive requirement for eligible receivables, which, notwithstanding the increased borrowing maximum amount provided by the Thirteenth Amendment, could reduce the amount of borrowing availability under the Former Revolver.

•	The interest rate on the Former Revolver was changed from LIBOR plus 2.50% to Union Planters’ prime rate plus 1%. Moreover, the Company was required to deliver a letter of intent regarding (i) the sale of the stock of all or substantially all of the assets of certain of its subsidiaries, and/or (ii) the procurement by the Company of debt financing providing the Company with sufficient funds to repay in full the Company’s obligations to Union Planters (“Letter of Intent”) on or before June 30, 2004. When the Company failed to meet this requirement, the interest rate on the Former Revolver increased to prime plus 1.5%. Further, the Company did not pay all of its obligations to Union Planters in full on or before September 30, 2004, therefore increasing the interest rate to prime plus 2%. The interest rate on the Former Tempco Term Loan, which, as of March 30, 2004, had a total outstanding principal balance of approximately $9,161, was changed from LIBOR plus 3%, subject to a floor of 7% and a ceiling of 8.5%, to Union Planters’ prime rate plus 2%, subject to a floor of 7%. The interest rate on the Former Versaform Term Loan which, as of March 30, 2004, had a total outstanding principal balance of approximately $8,774, was changed from LIBOR plus 3% to Union Planters’ prime rate plus 2%. Moreover, when the Company failed to execute and deliver a Letter of Intent by June 30, 2004, the interest rate on the Former Tempco and Versaform Term Loans increased to Union Planters’ prime plus 2.5% and further increased to prime plus 3% when the Company did not pay all of its obligations in full on September 30, 2004.

•	On June 30, 2004, the Company incurred a fee of $125 when it failed to enter into one or more Letters of Intent.

•	On September 30, 2004, the Company incurred a fee of $250 when it did not pay all of its obligations in full to Union Planters.
       The Company borrowed $14,250 under the Former Tempco Term Loan on April 2, 2001 to finance the Tempco acquisition. The Former Tempco Term Loan required monthly principal and interest payments over three years using a seven year amortization and bearing interest at ninety day LIBOR plus 3%, subject to a cap of 8.5% and a floor of 7.0%. The interest rate was 7.0% at December 31, 2003. On March 30, 2004 the Company amended this note establishing a maturity of March 31, 2005 and interest at prime plus 2% with possible adjustments as described above.
       The Former Versaform Term Loan was issued for $11,000 on May 15, 2002. The Former Versaform Term Loan required monthly principal and interest payments over three years using a seven year amortization and bore interest at the ninety day LIBOR plus 3%. On March 30, 2004 the Company amended this note increasing interest to prime plus 2% with possible adjustments as described above.
Other Notes and Capital Leases
       The Company entered into a note payable for $1,300 with the prior owner of Versaform in connection with the acquisition. The prior owner has since become a member of the Board of Directors of the Company. This note is payable monthly over three years and bears interest at 7.0%.

LMI AEROSPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       The Company entered into various notes payable for the purchase of certain equipment. The notes are payable in monthly installments including interest ranging from 6.99% - 8.88% through November 2006. The notes payable are secured by certain equipment.
Maturities
       The aggregate maturities of long-term debt as of December 31, 2004 are as follows:

Year ending December 31:
2005	$1,973
2006	1,717
2007	16,866
Thereafter	—

Total	$20,556

8.	Leases
       The Company leases certain facilities and equipment under various non-cancelable operating lease agreements which expire at various dates through 2013. At December 31, 2004, the future minimum lease payments under operating leases with initial non-cancelable terms in excess of one year are as follows:

Year ending December 31:
2005	$2,013
2006	1,499
2007	1,084
2008	806
2009	599
Thereafter	2,060

Total	$8,061

       Rent expense totaled $2,107, $2,701 and $2,788 in 2002, 2003 and 2004, respectively.

9.	Defined Contribution Plans
       The Company has a noncontributory profit sharing plan and a contributory 401(k) plan which covers substantially all full-time employees. Employees are eligible to participate in both plans after reaching 1,000 hours of accredited service. Contributions to the profit sharing plan are at the discretion of management and become fully vested after seven years. No contributions have been made by the Company to the profit sharing plan for 2002, 2003 or 2004. Contributions by the Company to the 401(k) plan, which are fully vested to the employees immediately upon contribution, are based upon a percentage of employee contributions up to a maximum of $675 per employee (dollars not in thousands). The Company’s contributions to the 401(k) plan totaled $229, $191 and $153, for 2002, 2003 and 2004, respectively. In addition, at December 31, 2004, the Company had 459,829 shares of its common stock reserved for contributions to the 401(k) plan.

LMI AEROSPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Stock Options
       The Company’s 1998 Employee Stock Option Plan (the “Plan”) provides options for up to 900,000 shares to be granted to key employees at exercise prices greater than or equal to the fair market value per share on the date the option is granted. Options issued under the Plan are at the discretion of management and may be in the form of incentive stock options or non-qualified stock options. Vesting periods range from zero to four years.
       At December 31, 2004, a total of 802,421 shares of authorized and unissued common stock were reserved for issuance pursuant to and options granted or authorized to be granted.

	2002		2003		2004

		Weighted		Weighted		Weighted
	Number	Average	Number	Average	Number	Average
	of	Exercise	of	Exercise	of	Exercise
	Shares	Price	Shares	Price	Shares	Price

Options outstanding at beginning of year	470,295	$3.09	500,475	$3.41	396,568	$3.28
Granted	89,500	4.76	28,500	2.10	8,000	1.99
Exercised	(40,645)	2.31	—	—	(54,929)	2.73
Canceled/expired	(18,675)	4.23	(132,407)	3.52	(36,475)	3.56

Options outstanding at end of year	500,475	$3.41	396,568	$3.28	313,164	$3.31

		Weighted
		Average
	Number of	Remaining	Weighted		Weighted
	Outstanding	Contractual	Average	Number	Average
Range of Exercise Prices	Options	Life	Exercise Price	Exercisable	Exercise Price

$2.00 - $3.00	211,764	5.92	$2.54	202,139	$2.57
$3.01 - $5.00	46,300	5.67	4.28	45,925	4.28
$5.01 - $6.06	55,100	5.87	5.46	54,475	5.46

Total	313,164	5.87	$3.31	302,539	$3.35

       The number of vested options exercisable and the related range of exercise prices at December 31, 2002, 2003 and 2004 were: 404,200 shares, with a range of exercise prices from $2.00 to $6.06; 376,968 shares, with a range of exercise prices from $2.00 to $6.06; and 302,539 shares, with a range of exercise prices from $2.00 to $6.06, respectively. The total number of potential common shares from the exercise of these stock options that were excluded from fully diluted earnings per share were 90,051, 3,992 and 0 shares in 2002, 2003 and 2004, respectively, as the potential common shares would be antidilutive.
       The fair value for options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2002, 2003 and 2004, respectively: risk-free interest rates of 3.36%, 3.86%, and 3.55%; dividend yields of 0%, 0% and 0%; volatility factors of the expected market price of the Company’s common stock of 83%, 73% and 59%; and a weighted average expected life of the option of six years for each year. The weighted average fair value of options granted

LMI AEROSPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
during 2002, 2003 and 2004 was $3.40, $2.10, and $1.99, respectively. The weighted average remaining life of outstanding options as of December 31, 2004 was 5.87 years.
       The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

11.	Income Taxes
       The temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to the deferred tax assets and liabilities are as follows:

	2003	2004

Deferred tax assets:
Accrued vacation	$264	$245
Inventory	1,122	1,260
State tax credits	129	168
Goodwill	314	117
Net operating loss carry forward	288	152
Other	89	101

Total deferred tax assets	2,206	2,043
Deferred tax liabilities:
Depreciation	(2,206)	(1,780)
Other	—	(41)

Total deferred tax liabilities	(2,206)	(1,821)

Net deferred tax asset	$—	$222

LMI AEROSPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       The Company’s income tax provision (benefit) attributable to income before income taxes and cumulative effect of change in accounting principle consisted of the following for the year ended December 31:

	2002	2003	2004

Federal:
Current	$(171)	$(1,988)	$42
Deferred	(468)	(250)	(76)

	(639)	(2,238)	(34)
Canadian:
Current	22	39	19
Deferred	—	32	178

	22	71	197
State:
Current	(50)	(201)	64
Deferred	(24)	(43)	9

	(74)	(244)	73

Provision (benefit) for income taxes	$(691)	$(2,411)	$236

       The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax expense attributable to income before cumulative effect of change in accounting principle is as follows:

	2002	2003	2004

Federal taxes (benefit)	$(2,683)	$(2,173)	$226
State and local taxes, (benefit), net of federal benefit	(74)	(224)	42
Non-deductible goodwill and amortization of customer related intangibles	1,758	124	124
Valuation allowance for capital loss (gain) on available for sale securities	241	(114)	—
Disqualified option expense	—	—	(76)
Other	67	(24)	(80)

Provision (benefit) for income taxes	$(691)	$(2,411)	$236

12.	Related Party Transactions
       In May 2002, the Company entered into certain acquisition transactions with Brian Geary, a director of the Company, related to the Versaform and SSFF acquisitions. As a part of the acquisition of Versaform, the consideration included a note payable of $1,300 to Mr. Geary (the then sole shareholder of Versaform) which bears interest at 7% and is payable in monthly installments through May 2005. In addition, a relative of Mr. Geary retained ownership of a building and property where Versaform operates and leases the facility to the Company for approximately $86 per year. This lease expired in January 2005, and the Company has vacated the property in 2005.
       Prior to his appointment as a director of the Company, Mr. Geary owned 50% of SSFF. Subsequently, Mr. Geary purchased the remaining 50% of SSFF and sold the entity to the Company. Prior to approving the purchase of SSFF, the Company’s Audit Committee, at the request of the Board of Directors, considered the potential conflict of interest regarding the acquisition of SSFF. The Audit Committee concluded that the above transaction was negotiated on an arm’s-length basis, consummated on

LMI AEROSPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
terms generally similar to those prevailing with unrelated third parties, and was fair and in the best interest of the Company and its shareholders.
       The Company leases the two Tempco operating facilities from entities in which a relative of Ernest Star, an officer of the Company from April 2, 2001 until March 31, 2004, is a principal beneficiary. The leases governing the Company’s occupancy of these facilities were entered into at the time of the Tempco acquisition, prior to Mr. Star’s appointment as an officer, and were negotiated on an arm’s-length basis on terms generally similar to those prevailing with unrelated third parties.

13.	Commitments and Contingencies
       In February 2004 Versaform Corporation, a wholly-owned subsidiary of the Company, was served with a grand jury subpoena and learned that the federal government (i.e., the U.S. Attorney’s Office for the Southern District of California, Department of Defense, Office of Inspector General, Defense Criminal Investigative Service, and the Federal Bureau of Investigation) was conducting an investigation relating to structural components of B-52 engine cowlings Versaform manufactured for Nordam Corporation, components of auxiliary power units Versaform manufactured for Hamilton Sundstrand, a United Technologies Company, and certain tools Versaform manufactured for Lockheed Martin Corporation.
       Although the investigation is ongoing, neither Versaform nor the Company has been served with notice of any pending, related legal action, and they continue to cooperate with the government. Documents responsive to the subpoena have been produced.
       Other than noted above, the Company is not a party to any legal proceedings, other than routine claims and lawsuits arising in the ordinary course of its business. The Company does not believe such claims and lawsuits, individually or in the aggregate, will have a material adverse effect on the Company’s business.

14.	Business Segment Information
       As set forth in the criteria of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company is organized into two reportable segments: Sheet Metal and Machining and Technology. The Sheet Metal segment fabricates, finishes, and integrates close tolerance aluminum and specialty alloy components primarily for the aerospace industry. The Machining and Technology segment machines close tolerance aluminum and specialty alloy components for the aerospace, semiconductor and medical products industries.

LMI AEROSPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       The accounting policies of the segments are the same as those described in Note 1. Sales between segments are insignificant. Corporate assets, liabilities and expenses related to the Company’s corporate offices are allocated to the segments, except for income taxes. The table below presents information about reported segments for years ended December 31, 2002, 2003 and 2004 on the basis used internally to evaluate segment performance.

	December 31,

	2002	2003	2004

Net sales:
Sheet Metal	$61,397	$61,969	$69,588
Machining and Technology	19,952	13,886	16,320

	$81,349	$75,855	$85,908
Income (loss) before income taxes:
Sheet Metal	$(10,465)	$(6,354)	$(633)
Machining and Technology	2,574	(38)	1,299

	$(7,891)	$(6,392)	$666
Interest Expense:
Sheet Metal	$591	$885	$1,659
Machining and Technology	904	760	516

	$1,495	$1,645	$2,175
Capital expenditures:
Sheet Metal	$1,496	$771	$1,211
Machining and Technology	277	83	19
Corporate	520	147	36

	$2,293	$1,001	$1,266
Depreciation and amortization:
Sheet Metal	$4,062	$4,399	$4,306
Machining and Technology	371	394	393

	$4,433	$4,793	$4,699

	As of
	December 31,

	2003	2004

Goodwill:
Sheet Metal	$—	$—
Machining and Technology	5,653	5,653

	$5,653	$5,653

Total Assets:
Sheet Metal	$49,896	$45,017
Machining and Technology	15,016	15,981
Corporate	5,607	4,383

	$70,519	$65,381

15.	Restructuring Charges
       The Company adopted SFAS No. 146, Accounting for Costs Associated with Exit and Disposal Activities (“SFAS No. 146”), in 2003. SFAS No. 146 requires companies to recognize costs associated with exit and disposal activities when they are incurred rather than at the date of commitment to an exit or

LMI AEROSPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
disposal plan. Costs covered include lease termination expense, costs to consolidate facilities and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing or other exit or disposal activity.
       Due to the Company’s operating losses, two separate restructuring efforts were announced to improve operating performance. On July 23, 2003, the Company announced the details of a plan to reduce operating expenses and increase efficiencies at its St. Charles, Missouri facility. This plan reduced the workforce by approximately 60 people, relocated a significant amount of equipment and allowed the Company to exit a leased facility. In December 2003, the Company announced a restructuring of its Wichita, Kansas facility, which included a staged reduction in workforce of approximately 30 people, movement of work performed in Wichita to other Company locations and the sale of a building and excess equipment. As of December 31, 2004, the Company has completed all of the operational segments of the restructuring plan and expects to list the Wichita building for sale in 2005. There were no accrued expenses relating to the restructuring at December 31, 2003 or 2004.
       Below is a summary of the expenses related to the restructuring:

	Years Ended December 31,

	2002	2003	2004	Total

Payroll, severance and fringe benefits	—	$370	$641	$1,011
Equipment relocation and disposal	—	27	200	227
Other	—	130	82	212

Total to date	—	$527	$923	$1,450

16.	Quarterly Financial Data (Unaudited)

2003	First	Second	Third	Fourth(1)

Net sales	$20,842	$18,865	$17,566	$18,582
Gross profit	2,220	2,429	2,743	978
Net income (loss)	$(957)	$(740)	$(644)	$(1,640)

Amounts per common share:
Net income (loss)	$(0.11)	$(0.09)	$(0.08)	$(0.20)

Net income (loss) — assuming dilution	$(0.11)	$(0.09)	$(0.08)	$(0.20)

(1)	In the fourth quarter of 2003, management increased the Company’s reserves for obsolescence and slow moving inventory by $1,421 based on an evaluation of the current marketplace and customer buying patterns.

2004	First	Second	Third	Fourth

Net sales	$18,540	$21,875	$3,032	$22,461
Gross profit	2,671	4,327	4,760	4,640
Net income (loss)	$(1,519)	$135	$1,145	$669

Amounts per common share:
Net income (loss)	$(0.19)	$0.02	$0.14	$0.08

Net income (loss) — assuming dilution	$(0.19)	$0.02	$0.14	$0.08

LMI AEROSPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.	Fourth Quarter Adjustment
       The fourth quarters of 2002 and 2003 include significant adjustments to increase inventory reserves totaling $1,958 and $1,421, respectively. In the fourth quarter of 2002, management established a reserve for lower of cost or market (“LOCOM”) to reduce inventory carrying value by $1,958 due to production inefficiencies. This reserve had a balance of $647 and $288 at December 31, 2003 and 2004, respectively.
       The Company also performed an in-depth analysis of inventory obsolescence and slow moving products at the end of the fourth quarter of 2003. This analysis was based on the current markets for the Company’s products and changes in the buying patterns of the Company’s major customers. This analysis resulted in an additional obsolescence expense of $1,421 in the fourth quarter of 2003. The Company’s reserve for obsolescence and slow moving products totaled $2,173 and $2,017 at December 31, 2003 and 2004 respectively.
       The total for both the reserve for obsolescence and slow moving products and the reserve for LOCOM was $2,820 and $2,305, for December 31, 2003 and December 31, 2004, respectively.

LMI AEROSPACE, INC.
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
December 31, 2004

		Additions
					Deductions
				Other
		Charge		Charge	Write-offs
	Beginning	to Cost/		to Cost/	net of	Ending
	Balance	Expense(c)	Acquisitions(a)	Expense(b)	Recoveries	Balance

	(Dollar amounts in thousands)
Reserve for Accounts Receivable
Year ended December 31, 2002	$64	$110	$220	$—	$60	$334
Year ended December 31, 2003	334	132	—	—	221	245
Year ended December 31, 2004	245	170	—	—	202	213
Reserve for Inventory
Year ended December 31, 2002	$313	$641	$—	$1,958	$548	$2,364
Year ended December 31, 2003	2,364	2,549	—	(1,311)	782	2,820
Year ended December 31, 2004	2,820	1,382	—	(359)	1,538	2,305

(a)	Includes effects of business acquisitions, Versaform —May 2002, Stretch Forming Corporation —June 2002 and Southern Stretch Forming — September 2002.

(b)	During the year ended December 31, 2002, due to production inefficiencies, the Company established a reserve for lower of cost or market (LOCOM) of $1,958. In the years ended December 2003 and 2004, changes in inventory composition, improved efficiencies and price increases on selected products resulted in a reduced requirement of $1,311 and $359 of this reserve, respectively.

(c)	In the fourth quarter of 2003, management increased the Company’s reserves for obsolescence and slow moving inventory by $1,421 based on an evaluation of the current marketplace and customer buying patterns.

LMI AEROSPACE, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2004	September 30, 2005

		(Unaudited)
	(Amounts in thousands, except share
	and per share data)
Assets:
Current Assets:
Cash and cash equivalents	$414	$77
Trade accounts receivable, net of allowance of $222 at September 30, 2005 and $213 at December 31, 2004	9,093	12,485
Inventories	23,687	26,040
Prepaid expenses and other current assets	981	1,038
Deferred income taxes	2,043	2,043

Total current assets	36,218	41,683
Property, plant and equipment, net	18,947	17,538
Goodwill	5,653	5,653
Customer intangible assets, net	3,408	3,180
Other assets	1,155	833

Total assets	$65,381	$68,887

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	5,857	6,354
Accrued expenses	2,728	3,390
Income taxes payable	67	1,729
Current installments of long-term debt and capital lease obligations	1,973	1,756

Total current liabilities	$10,625	$13,229

Long-term debt and capital lease obligations, less current installments	17,583	15,102
Subordinated debt	1,000	1,000
Deferred income taxes	1,821	1,821

Total long-term liabilities	$20,404	$17,923
Shareholders’ equity:
Common stock, $.02 par value per share; 28,000,000 shares authorized; 8,763,877 shares and 8,736,427 shares issued at September 30, 2005 and 2004, respectively	175	175
Preferred stock, $.02 par value per share; 2,000,000 shares authorized; none issued in both periods	—	—
Additional paid-in capital	26,171	26,245
Treasury stock, at cost, 457,022 shares at September 30, 2005 and 499,712 shares at December 31, 2004	(2,371)	(2,168)
Retained earnings	10,377	13,483

Total shareholders’ equity	34,352	37,735

Total liabilities and shareholders’ equity	$65,381	$68,887

See accompanying notes.

LMI AEROSPACE, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine Months Ended
	September 30,

	2004	2005

	(Amounts in thousands,
	except share and
	per share data)
	(Unaudited)
Net sales	$63,447	$72,236
Cost of sales	51,689	55,051

Gross profit	11,758	17,185
Selling, general and administrative expenses	10,499	10,784

Income from operations	1,259	6,401
Other income (expense):
Interest expense	(1,806)	(1,249)
Other, net	422	2

Income (loss) before income taxes	(125)	5,154
Provision for income taxes	114	1,958

Net income (loss)	$(239)	$3,196

Amounts per common share:
Net income (loss) per common share	$(0.03)	$0.39

Net income (loss) per common share, assuming dilution	$(0.03)	$0.38

Weighted average common shares outstanding	8,181,786	8,248,959

Weighted average diluted stock options outstanding	—	109,171

See accompanying notes.

LMI AEROSPACE, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months
	Ended
	September 30,

	2004	2005

	(Amounts in
	thousands)
	(Unaudited)
Operating activities:
Net income (loss)	$(239)	$3,196
Adjustments to reconcile net income (loss) to Net cash provided by operating activities:
Depreciation and amortization	3,499	3,278
Non-cash gain on sale of Versaform, Canada	(523)	—
Non-cash loss on sale of equipment	44	4
Changes in operating assets and liabilities:
Trade accounts receivable	(2,002)	(3,392)
Inventories	716	(2,353)
Prepaid expenses and other assets	(587)	(125)
Income taxes	1,648	1,687
Accounts payable	991	497
Accrued expenses	728	663

Net cash provided by operating activities	4,275	3,455
Investing activities:
Additions to property, plant and equipment	(823)	(1,298)
Proceeds from sale of Versaform, Canada	964	—
Proceeds from sale of equipment	10	17

Net cash provided (used) by investing activities	151	(1,281)
Financing activities:
Net borrowing (payment) on revolving line of credit	977	(1,174)
Principal payments on long-term debt	(5,564)	(1,524)
Proceeds from exercise of stock options	—	187

Net cash used by financing activities	(4,587)	(2,511)
Effect of exchange rate changes on cash	20	—

Net decrease in cash and cash equivalents	(181)	(337)
Cash and cash equivalents, beginning of year	441	414

Cash and cash equivalents, end of quarter	$260	$77

Supplemental disclosures of cash flow information:
Interest paid	$1,298	$1,292
Income taxes paid (refunded), net	$(1,645)	$263
Supplemental Schedule of Non-cash Investing and Financing Activities
       At August 31, 2004, the Company sold 100% of its stock in its Versaform Canada division, whereby all of the assets and certain liabilities were transferred to a private group of investors, as follows:

Accounts receivable, net	196
Inventories	47
Prepaid expenses	22
Net property plant and equipment	249
Accounts payable	34
Accrued expenses	26
Income taxes payable	13
The sale resulted in cash proceeds of $868, plus an additional note receivable of $96.
See accompanying notes.

LMI AEROSPACE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands, except share and per share data)
(Unaudited)

1.	Accounting Policies
Description of Business
       LMI Aerospace, Inc. (the “Company”) fabricates, machines and integrates formed, close tolerance aluminum and specialty alloy components for use by the aerospace and technology industries. The Company is a Missouri corporation with headquarters in St. Charles, Missouri. The Company maintains facilities in St. Charles, Missouri; Seattle, Washington; Tulsa, Oklahoma; Wichita, Kansas; Irving, Texas; Sun Valley and Vista, California; and Savannah, Georgia.
Basis of Presentation
       The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair representation have been included. Operating results for the nine months ending September 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005. These financial statements should be read in conjunction with the condensed consolidated financial statements and accompanying footnotes included in the Company’s Annual Report on Forms 10-K and 10-K/A for the year ended December 31, 2004, as filed with the Securities and Exchange Commission.
Customer Concentration
       Direct sales to the Company’s largest customer accounted for 33.8% and 24.4% of the Company’s total revenues at September 30, 2005 and September 30, 2004, respectively.
       Direct sales to the Company’s second largest customer accounted for 19.8% and 18.7% of the Company’s total revenues at September 30, 2005 and September 30, 2004, respectively.
       Direct sales to the Company’s third largest customer accounted for 6.9% and 9.2% of the Company’s total revenues at September 30, 2005 and September 30, 2004, respectively.
Use of Estimates
       The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

LMI AEROSPACE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Stock-Based Compensation
       The Company accounts for its stock-based compensation in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations and provides the pro forma disclosures required by Statements of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. No stock-based employee compensation expense is recognized in the statement of operations, as all options granted had an exercise price equal to the fair market value of the underlying common stock on the date of grant. Had the Company determined compensation cost based on the fair value of the underlying common stock at the grant date under SFAS No. 123, net income and earnings per share amounts would have been as follows:

	Nine Months
	Ended
	September 30,

	2004	2005

Net Income (loss)	$(239)	$3,196
Total stock-based employee compensation expense determined under fair value based method, net of tax effect	(13)	(19)

Pro forma net income (loss)	$(252)	$3,177

Net Income (loss) per common share — basic and assuming dilution(1)
As reported	$(0.03)	$0.39
Pro forma	$(0.03)	$0.38

(1)	Options to purchase 10,500 and 369,893 shares of common stock were outstanding at September 30, 2005 and September 30, 2004, respectively, but were not included in the computations of diluted EPS because the options’ exercise price was greater than the year to date average market price of the common shares.
       In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), Share-Based Payments (“SFAS No. 123R”), which revises and replaces SFAS No. 123 and supercedes APB Opinion No. 25. SFAS 123R requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value based method and the recording of such expense in its consolidated statements of operations. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. The provisions for SFAS No. 123R are effective for fiscal year beginning after December 15, 2005 for small business issuers. The Company does not expect that the adoption of SFAS No. 123R will have a significant impact on its consolidated financial statements.
Income Taxes
       The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

LMI AEROSPACE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	Inventories
Inventories consist of the following:

	December 31, 2004	September 30, 2005

Gross inventory
Raw materials	$4,603	$5,691
Work in progress	6,931	7,087
Finished goods	14,458	15,498

Total gross inventory	25,992	28,276
Reserves
Lower of cost or market	(288)	(182)
Obsolescence & slow moving	(2,017)	(2,054)

Total reserves	(2,305)	(2,236)
Net inventory	$23,687	$26,040

3.	Goodwill and Intangibles
       As required by SFAS No. 142, Goodwill and Other Intangible Assets, the Company performs an annual goodwill impairment test on a reporting segment basis. A fair value approach is utilized by management regarding projected cash flows and other factors to determine the fair value of the respective assets. If required, an impairment charge is recognized for the amount by which the carrying amount of goodwill exceeds its fair value.
       In the fourth quarter of 2004, the Company performed the required annual impairment test under SFAS No. 142 and concluded that the remaining goodwill balance, which relates to the Machining and Technology segment only, was not impaired. Goodwill was $5,653 at September 30, 2005 and December 31, 2004.
Customer Related Intangibles
       The carrying amount of customer related intangibles at September 30, 2005 and December 31, 2004 were as follows:

	Gross	Accumulated	Useful
	Amount	Amortization	Life

Versaform Corporation	$3,975	$795	15years

September 30, 2005	$3,975	$795

Versaform Corporation	$3,975	$596
Stretch Forming Corporation	329	300

December 31, 2004	$4,304	$896

       Customer related intangibles amortization expense was $228 and $288 for the nine months ended September 30, 2005 and 2004, respectively.

LMI AEROSPACE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Long-Term Debt and Revolving Line of Credit
       Long-term debt and the revolving line of credit consist of the following:

	December 31,	September 30,
	2004	2005

Term Loans:
Real estate	$3,645	$3,372
Equipment	4,720	3,835
Revolving line of credit	10,590	9,416
Note payable to director, principal and interest payable monthly at 7%	181	—
Notes payable, principal and interest payable monthly, at fixed rates, ranging from 6.99% to 8.88%	420	235

Total debt	19,556	16,858
Less current installments	1,973	1,756

Total	$17,583	$15,102

Subordinated notes due December 2007 payable to certain directors, interest payable monthly at 12%	$1,000	$1,000

New Credit Facility
       On November 29, 2004 the Company negotiated a new lending agreement (the “Credit Facility”) with Wells Fargo Business Credit, Inc. (“Wells Fargo”). The Credit Facility is structured as follows:

•	A revolving line of credit (the “Revolver”) of up to $18,000, subject to a borrowing base calculation. At September 30, 2005, the Company had $9,416 outstanding under the Revolver. The borrowing base calculation at September 30, 2005 allowed the Company to borrow up to $14,366. The Revolver requires monthly payments of interest at Wells Fargo’s prime lending rate (6.75% at September 30, 2005) and matures on November 15, 2007.

•	An equipment term loan (the “Equipment Loan”) of $4,720 payable monthly over three years in equal monthly principal installments of $98. The Equipment Loan requires monthly interest payments at Wells Fargo’s prime lending rate plus 4%. This rate can be reduced to Wells Fargo’s prime lending rate plus 0.5% if the Company is able to meet the covenants under the Credit Facility and pays a fee of $100.

•	A real estate term loan (the “Real Estate Loan”) of $3,645 payable in equal monthly principal installments of $30 over three years, using a ten year amortization table. The Real Estate Loan requires interest at Wells Fargo’s prime lending rate plus 4%. This rate can be reduced to Wells Fargo’s prime lending rate plus 0.5% if the Company is able to maintain sufficient liquidity and reduce the borrowing base calculations by $1,800 over the first year of the Real Estate Loan.
       Under the Revolver, Equipment Loan and Real Estate Loan, the Company has an option to fix the interest rate for a period not to exceed 90 days. The Credit Facility is secured by all the assets of the Company and requires the Company to meet certain non-financial and financial covenants, including minimum levels of net income and net worth and limits on capital expenditures. The Credit Facility expires on November 15, 2007 and includes prepayment penalties for early termination of the Credit Facility.

LMI AEROSPACE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       In connection with the Credit Facility, the Company issued an aggregate of $1,000 of subordinated notes to certain of its directors. These subordinated notes provide for no principal payments and quarterly interest payments at 12% per annum and mature on December 31, 2007. Prepayments are allowed only if certain financial transactions or measurements are accomplished.

5.	Business Segment Information
       As set forth in the criteria of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company is organized into two reportable segments: the Sheet Metal segment and the Machining and Technology segment. The Sheet Metal segment fabricates, finishes and integrates close tolerance aluminum and specialty alloy components primarily for the aerospace industry. The Machining and Technology segment machines close tolerance aluminum and specialty alloy components for the aerospace, semiconductor and medical products industries.
       The accounting policies of the segments are the same as those described in Note 1 of the Condensed Consolidated Financial Statements included as part of this Quarterly Report on Form 10-Q. Sales between segments are insignificant. Corporate assets, liabilities and expenses related to the Company’s corporate offices are allocated to the segments, except for interest expense and income taxes. The table below presents information about reported segments on the basis used internally to evaluate segment performance:

	Nine Months
	Ended
	September 30,

	2004	2005

Net sales:
Sheet Metal	$51,628	$61,938
Machining and Technology	11,819	10,298

	$63,447	$72,236

Income (loss) from operations:
Sheet Metal	$(134)	$7,105
Machining and Technology	1,393	(704)

	$1,259	$6,401

Interest expense:
Sheet Metal	$407	$3
Machining and Technology	441	—
Corporate	958	1,246

	$1,806	$1,249

Depreciation and Amortization:
Sheet Metal	$2,863	$2,460
Machining and Technology	296	327
Corporate	340	491

	$3,499	$3,278

LMI AEROSPACE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Nine Months
	Ended
	September 30,

	2004	2005

Capital expenditures:
Sheet Metal	$774	$949
Machining and Technology	18	113
Corporate	31	236

	$823	$1,298

	December 31,	September 30,
	2004	2005

Goodwill:
Machining and Technology	$5,653	$5,653

	$5,653	$5,653

Total Assets:
Sheet Metal	$45,017	$50,573
Machine and Technology	15,981	14,453
Corporate	4,383	3,861

	$65,381	$68,887

6.	Comprehensive Income (Loss)
       Comprehensive income (loss) includes adjustments to net income (loss) for the change in foreign currency translations related to the Company’s former Canadian subsidiary, which was sold in 2004, as follows:

	Nine Months
	Ended
	September 30,

	2004	2005

Net income (loss)	$(239)	$3,196
Other comprehensive income (loss):
Foreign currency translation adjustments	(20)	—

Comprehensive income (loss)	$(259)	$3,196

2,900,000 Shares
Common Stock

PROSPECTUS
                    , 2006

Wachovia Securities	Oppenheimer & Co.
Sole Book-Running Manager

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution
       The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the registration fee.

Amount
to be Paid

Securities and Exchange Commission registration fee	$6,031
Printing costs	*
Legal fees and expenses	*
Accounting fees and expenses	*
[Transfer agent and registrar fees]	*
NASD filing fee	6,316
Miscellaneous	*

Total	$ *

* To be included by amendment.
       All of the expenses will be incurred by us and not by the selling shareholders.

Item 14.	Indemnification of Officers and Directors
       Sections 351.355(1) and (2) of The General and Business Corporation Law of the State of Missouri provide that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful, except that, in the case of an action or suit by or in the right of the corporation, the corporation may not indemnify such persons against judgments and fines and no person shall be indemnified as to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of the person’s duty to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for proper expenses.
       Section 351.355(3) provides that, to the extent that a director, officer, employee or agent of the corporation has been successful in the defense of any such action, suit or proceeding or in defense of any claim, issue or matter therein, the person shall be indemnified against expenses, including attorney’s fees, actually and reasonably incurred by such person in connection with such action, suit or proceeding.
       Subsection (7) of Section 351.355 provides that a corporation may provide additional indemnification to any person indemnifiable under subsection (1) or (2) of such Section, provided such additional indemnification is (i) authorized, directed or provided for in the corporation’s articles of incorporation or any duly adopted amendment thereto or (ii) authorized, directed or provided for in any bylaw or agreement of the corporation which has been adopted by a vote of the shareholders of the corporation, and provided further that no person shall thereby be indemnified against conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct. Article 9 of our restated articles of incorporation, as amended, permits us to enter into agreements with our directors, officers, employees and agents to provide the level and type of indemnification we deem appropriate. Article 9 also provides that we may extend to our directors and executive officers such indemnification and additional indemnification.
       We have procured and intend to maintain a policy of insurance under which our directors and officers will be insured, subject to the limits of the policy, against certain losses arising from claims made against them by reason of any acts or omissions covered under our policy in their respective capacities as directors or officers.

Item 15.	Recent Sales of Unregistered Securities
       Not applicable.

Item 16.	Exhibits and Financial Statement Schedules
       Exhibits. The following exhibits are included herein or incorporated herein by reference:
EXHIBIT INDEX

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement.
2.1		Asset Purchase Agreement by and among Tempco Engineering, Inc. and Hyco Precision, Inc., the shareholders of Tempco Engineering, Inc. and Hyco Precision, Inc. and Metal Corporation, dated as of March 28, 2001, filed as Exhibit 2.1 to the Registrant’s Form 8-K filed April 17, 2001 and incorporated herein by reference.
2.2		Stock Purchase Agreement between LMI Aerospace, Inc. and Brian Geary, dated as of May 15, 2002, filed as Exhibit 2.1 to the Registrant’s Form 8-K filed May 30, 2002 and incorporated herein by reference.
3.1		Restated Articles of Incorporation of the Registrant previously filed as Exhibit 3.1 to the Registrant’s Form S-1 (File No. 333-51357), dated as of April 29, 1998 (the “Form S-1”) and incorporated herein by reference.
3.2		Amended and Restated By-Laws of the Registrant previously filed as Exhibit 3.2 to the Form S-1 and incorporated herein by reference.
3.3		Amendment to Restated Articles of Incorporation, dated as of July 9, 2001, filed as Exhibit 3.3 to the Registrant’s Form 10-K filed April 1, 2002 and incorporated herein by reference.
4.1		Form of the Registrant’s Common Stock Certificate previously filed as Exhibit 4.1 to the Form S-1 and incorporated herein by reference.
5	.1*	Legal Opinion of Gallop, Johnson & Neuman, L.C.
10	.1+	Employment Agreement, dated January 1, 2006, between the Registrant and Ronald S. Saks, previously filed as Exhibit 10.1 to the Registrant’s Form 8-K filed January 11, 2006 and incorporated herein by reference.
10.2		Lease Agreement, dated November 25, 1991, between the Registrant and Roy R. Thoele and Madonna J. Thoele, including all amendments (Leased premises at 3000 Highway 94 North), previously filed as Exhibit 10.8 to the Registrant’s Form S-1/A filed June 5, 1998 and incorporated herein by reference.
10	.3+	Employment Agreement, dated January 1, 2004, between the Registrant and Brian P. Olsen, as previously filed as Exhibit 10.2 to the Form 10-Q for the fiscal quarter ended June 30, 2004 and incorporated herein by reference.

Exhibit
Number		Description

10.4		Lease Agreement, dated May 6, 1997, between the Registrant and Victor Enterprises, LLC, including all amendments (Leased premises at 101 Western Avenue S), previously filed as Exhibit 10.10 to the Registrant’s Form S-1/A filed June 5, 1998 and incorporated herein by reference.
10.5		Lease Agreement, dated February 1, 1995, between the Registrant and RFS Investments (Leased premises at 2621 West Esthner Court) previously filed as Exhibit 10.11 to the Registrant’s Form S-1/A filed June 5, 1998 and incorporated herein by reference.
10	.6+	Profit Sharing and Savings Plan and Trust, including amendments nos. 1 through 6, previously filed as Exhibit 10.12 to the Registrant’s Form S-1/A filed June 5, 1998 and incorporated herein by reference.
10.7		Loan Agreement between the Registrant and Magna Bank, N.A. dated August 15, 1996, including amendments nos. 1 through 3, previously filed as Exhibit 10.13 to the Form S-1 and incorporated herein by reference.
10	.8+	Employment Agreement, dated January 1, 2006, between the Registrant and Michael J. Biffignani, previously filed as Exhibit 10.2 to the Registrant’s Form 8-K filed January 11, 2006 and incorporated herein by reference.
10.9		General Conditions (Fixed Price — Non-Governmental) for the G-14/F100 Program, General Conditions for the Wing Stub/Lower 45 Program Boeing Model 767 Commercial Aircraft and Form of Master Agreement, all with Vought Aircraft, previously filed as Exhibit 10.18 to the Registrant’s Form S-1/A filed June 5, 1998 and incorporated herein by reference.
10	.10+	Amended and Restated 1998 Stock Option Plan, previously filed as Exhibit 10.37 to the Registrant’s Form S-8 (File No. 333-38090), dated as of May 24, 2000 and incorporated herein by reference.
10.11		Lease Agreement between Mother Goose Corporation and Precise Machine Partners L.L.P. (Leased premises at 2205 and 2215 River Hill Road, Irving, Texas), dated August 25, 1998, previously filed as Exhibit 10.24 to the Registrant’s Form 10-K for the fiscal year ended December 31, 1999 and incorporated herein by reference.
10	.12+	Employment Agreement, effective as of January 1, 2006, between the Registrant and Lawrence E. Dickinson, previously filed as Exhibit 10.3 to the Registrant’s Form 8-K filed January 11, 2006 and incorporated herein by reference.
10.13		Fourth Amendment to Loan Agreement, dated as of October 30, 2000, previously filed as Exhibit 10.37 to the Registrant’s Form 8-K dated December 26, 2000 and incorporated herein by reference.
10.14		Fifth Amendment to and Restatement of Loan Agreement, dated as of April 2, 2001, previously filed as Exhibit 10.1 to the Registrant’s Form 10-Q filed May 15, 2001 and incorporated herein by reference.
10.15		Sixth Amendment to Loan Agreement, dated as of October 30, 2001, previously filed as Exhibit 10.2 to the Registrant’s Form 10-Q dated November 14, 2001 and incorporated herein by reference.
10.16		Business Reformation Agreement between Leonard’s Metal, Inc. and Lockheed Martin Aeronautics Company, dated September 21, 2001, previously filed as Exhibit 10.1 to the Registrant’s Form 10-Q dated November 14, 2001 and incorporated by reference.

Exhibit
Number		Description

10.17		Lease, dated April 2, 2001 by and between Peter Holz and Anna L. Holz Trustees of the Peter and Anna L. Holz Trust dated February 8, 1989, as to an undivided one-half interest, and Ernest R Star and Linda Ann Zoettl, Trustees under the Ernest L. Star and Elizabeth H. Star 1978 Trust dated August 25, 1978, as to an undivided one-half interest and Metal Corporation, previously filed as Exhibit 10.27 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2001 and incorporated herein by reference.
10.18		Lease, dated April 2, 2001, between Tempco Engineering, Inc. and Metal Corporation, previously filed as Exhibit 10.28 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2001 and incorporated herein by reference.
10	.19+	Employment Agreement, effective as of January 1, 2006, between the Registrant and Robert T. Grah, previously filed as Exhibit 10.4 to the Registrant’s Form 8-K filed January 11, 2006 and incorporated herein by reference.
10	.20+	Employment Agreement, effective as of January 1, 2004, between LMI Aerospace, Inc. and Duane Hahn, previously filed as Exhibit 10.3 to the Registrant’s Form 10-Q for the fiscal quarter ended June 30, 2004 and incorporated herein by reference.
10.21		Seventh Amendment to and Restatement of Loan Agreement, dated November 30, 2001, previously filed as Exhibit 10.1 to the Registrant’s Form 10-Q filed May 15, 2002 and incorporated herein by reference.
10.22		Eighth Amendment to and Restatement of Loan Agreement, dated May 15, 2002, previously filed as Exhibit 10.1 to the Registrant’s Form 8-K filed May 30, 2002 and incorporated herein by reference.
10.23		Ninth Amendment to Loan Agreement, dated June 30, 2002, previously filed as Exhibit 10.1 to the Registrant’s Form 10-Q filed August 14, 2002 and incorporated herein by reference.
10.24		Tenth Amendment to Loan Agreement, dated November 13, 2002, previously filed as Exhibit 10 to the Registrant’s Form 10-Q filed August 14, 2002 and incorporated herein by reference.
10.25		Eleventh Amendment to Loan Agreement, dated April 15, 2003, previously filed as Exhibit 10.1 to the Registrant’s Form 8-K filed April 23, 2003 and incorporated herein by reference.
10.26		Twelfth Amendment to Loan Agreement, dated January 5, 2004, previously filed as Exhibit 10 to the Registrant’s Form 8-K filed January 6, 2004 and incorporated herein by reference.
10.27		Thirteenth Amendment to Loan Agreement, dated March 30, 2004, previously filed as Exhibit 10.1 to the Registrant’s Form 8-K filed March 31, 2004 and incorporated herein by reference.
10.28		Multi-year contract between Leonard’s Metal, Inc. and Gulfstream Aerospace, dated September 3, 2003, previously filed as Exhibit 10.1 to the Registrant’s Form 8-K filed September 12, 2003 and incorporated herein by reference.
10.29		Special Business Provisions Agreement between Leonard’s Metal, Inc. and Boeing Company, dated March 20, 2003, previously filed as Exhibit 10.2 to the Registrant’s Form 8-K filed September 12, 2003 and incorporated herein by reference.
10.30		General Terms Agreement between Leonard’s Metal, Inc. and the Boeing Company, previously filed as Exhibit 10.3 to the Registrant’s Form 8-K filed September 12, 2003 and incorporated herein by reference.
10.31		Net Industrial lease between Nonar Enterprises and Versaform Corporation, dated as of September 12, 2003, previously filed as Exhibit 10.1 to the Registrant’s Form 10-Q filed November 14, 2003 and incorporated herein by reference.
10.32		Memorandum of Understanding between the Registrant and Gulfstream Aerospace Corporation, dated as of November 1, 2005, previously filed as Exhibit 10.1 to the Registrant’s Form 10-Q filed November 14, 2005 and incorporated herein by reference.

Exhibit
Number	Description

10.33	Credit and Security Agreement between the Registrant and Wells Fargo Business Credit, Inc., dated November 29, 2004, previously filed as Exhibit 10.1 to the Registrant’s Form 8-K filed December 1, 2004 and incorporated herein by reference.
21.1	List of Subsidiaries of the Registrant (filed herewith).
23.1	Consent of BDO Seidman, LLP (filed herewith).
23.2	Consent of Ernst & Young LLP (filed herewith).
23.3	Consent of Gallop, Johnson & Neuman, L.C. (included with its report filed as Exhibit 5.1).
24	Power of Attorney (see signature page to this Form S-1).

*	To be filed by amendment.

+	Management contract or compensatory plan or arrangement required to be filed as exhibit to this report.

Item 17.	Undertakings
       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
       The undersigned registrant undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
       Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Charles and State of Missouri, on the 19th day of January, 2006.

LMI Aerospace, Inc.

By:	/s/ Ronald S. Saks

Ronald S. Saks
President and
Chief Executive Officer
POWER OF ATTORNEY
       KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Ronald S. Saks and Lawrence E. Dickinson, and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
       Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Ronald S. Saks Ronald S. Saks	Chief Executive Officer, President, and Director	January 19, 2006

/s/ Lawrence E. Dickinson Lawrence E. Dickinson	Chief Financial Officer and Secretary	January 19, 2006

/s/ Joseph Burstein Joseph Burstein	Chairman of the Board, and Director	January 19, 2006

/s/ Sanford S. Neuman Sanford S. Neuman	Assistant Secretary and Director	January 19, 2006

Thomas Unger	Director	January , 2006

Signature	Title	Date

/s/ Brian D. Geary Brian D. Geary	Director	January 19, 2006

/s/ John M. Roeder John M. Roeder	Director	January 19, 2006

/s/ John S. Eulich John S. Eulich	Director	January 19, 2006

EXHIBIT INDEX

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement.
2.1		Asset Purchase Agreement by and among Tempco Engineering, Inc. and Hyco Precision, Inc., the shareholders of Tempco Engineering, Inc. and Hyco Precision, Inc. and Metal Corporation, dated as of March 28, 2001, filed as Exhibit 2.1 to the Registrant’s Form 8-K filed April 17, 2001 and incorporated herein by reference.
2.2		Stock Purchase Agreement between LMI Aerospace, Inc. and Brian Geary, dated as of May 15, 2002, filed as Exhibit 2.1 to the Registrant’s Form 8-K filed May 30, 2002 and incorporated herein by reference.
3.1		Restated Articles of Incorporation of the Registrant previously filed as Exhibit 3.1 to the Registrant’s Form S-1 (File No. 333-51357), dated as of June 29, 1998 (the “Form S-1”) and incorporated herein by reference.
3.2		Amended and Restated By-Laws of the Registrant, previously filed as Exhibit 3.2 to the Form S-1 and incorporated herein by reference.
3.3		Amendment to Restated Articles of Incorporation, dated as of July 9, 2001, filed as Exhibit 3.3 to the Registrant’s Form 10-K filed April 1, 2002 and incorporated herein by reference.
4.1		Form of the Registrant’s Common Stock Certificate, previously filed as Exhibit 4.1 to the Form S-1 and incorporated herein by reference.
5	.1*	Legal Opinion of Gallop, Johnson & Neuman, L.C.
10	.1+	Employment Agreement, dated January 1, 2006, between the Registrant and Ronald S. Saks, previously filed as Exhibit 10.1 to the Registrant’s Form 8-K filed January 11, 2006 and incorporated herein by reference.
10.2		Lease Agreement, dated November 25, 1991, between the Registrant and Roy R. Thoele and Madonna J. Thoele, including all amendments (Leased premises at 3000 Highway 94 North), previously filed as Exhibit 10.8 to the Registrant’s Form S-1/A filed June 5, 1998 and incorporated herein by reference.
10	.3+	Employment Agreement, dated January 1, 2004, between the Registrant and Brian P. Olsen, as previously filed as Exhibit 10.2 to the Form 10-Q for the fiscal quarter ended June 30, 2004 and incorporated herein by reference.
10.4		Lease Agreement, dated May 6, 1997, between the Registrant and Victor Enterprises, LLC, including all amendments (Leased premises at 101 Western Avenue S), previously filed as Exhibit 10.10 to the Registrant’s Form S-1/A filed June 5, 1998 and incorporated herein by reference.
10.5		Lease Agreement, dated February 1, 1995, between the Registrant and RFS Investments (Leased premises at 2621 West Esthner Court), previously filed as Exhibit 10.11 to the Registrant’s Form S-1/A filed June 5, 1998 and incorporated herein by reference.
10	.6+	Profit Sharing and Savings Plan and Trust, including amendments nos. 1 through 6, previously filed as Exhibit 10.12 to the Registrant’s Form S-1/A filed June 5, 1998 and incorporated herein by reference.
10.7		Loan Agreement between the Registrant and Magna Bank, N.A., dated August 15, 1996, including amendments nos. 1 through 3, previously filed as Exhibit 10.13 to the Form S-1 and incorporated herein by reference.
10	.8+	Employment Agreement, dated January 1, 2006, between the Registrant and Michael J. Biffignani, previously filed as Exhibit 10.2 to the Registrant’s Form 8-K filed January 11, 2006 and incorporated herein by reference.

Exhibit
Number		Description

10.9		General Conditions (Fixed Price — Non-Governmental) for the G-14/F100 Program, General Conditions for the Wing Stub/Lower 45 Program Boeing Model 767 Commercial Aircraft and Form of Master Agreement, all with Vought Aircraft, previously filed as Exhibit 10.18 to the Form S-1 and incorporated herein by reference.
10	.10+	Amended and Restated 1998 Stock Option Plan, previously filed as Exhibit 10.37 to the Registrant’s Form S-8 (File No. 333-38090), dated as of May 24, 2000 and incorporated herein by reference.
10.11		Lease Agreement between Mother Goose Corporation and Precise Machine Partners L.L.P. (Leased premises at 2205 and 2215 River Hill Road, Irving, Texas) dated August 25, 1998, previously filed as Exhibit 10.24 to the Registrant’s Form 10-K for the fiscal year ended December 31, 1999 and incorporated herein by reference.
10	.12+	Employment Agreement, effective as of January 1, 2006, between the Registrant and Lawrence E. Dickinson, previously filed as Exhibit 10.3 to the Registrant’s Form 8-K filed January 11, 2006 and incorporated herein by reference.
10.13		Fourth Amendment to Loan Agreement, dated as of October 30, 2000, previously filed as Exhibit 10.37 to the Registrant’s Form 8-K dated December 26, 2000 and incorporated herein by reference.
10.14		Fifth Amendment to and Restatement of Loan Agreement, dated as of April 2, 2001, previously filed as Exhibit 10.1 to the Registrant’s Form 10-Q filed May 15, 2001 and incorporated herein by reference.
10.15		Sixth Amendment to Loan Agreement, dated as of October 30, 2001, previously filed as Exhibit 10.2 to the Registrant’s Form 10-Q dated November 14, 2001 and incorporated herein by reference.
10.16		Business Reformation Agreement between Leonard’s Metal, Inc. and Lockheed Martin Aeronautics Company, dated September 21, 2001, previously filed as Exhibit 10.1 to the Registrant’s Form 10-Q dated November 14, 2001 and incorporated by reference.
10.17		Lease, dated April 2, 2001 by and between Peter Holz and Anna L. Holz Trustees of the Peter and Anna L. Holz Trust dated February 8, 1989, as to an undivided one-half interest, and Ernest R Star and Linda Ann Zoettl, Trustees under the Ernest L. Star and Elizabeth H. Star 1978 Trust dated August 25, 1978, as to an undivided one-half interest and Metal Corporation, previously filed as Exhibit 10.27 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2001 and incorporated herein by reference.
10.18		Lease, dated April 2, 2001, between Tempco Engineering, Inc. and Metal Corporation, previously filed as Exhibit 10.28 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2001 and incorporated herein by reference.
10	.19+	Employment Agreement, effective as of January 1, 2006, between the Registrant and Robert T. Grah, previously filed as Exhibit 10.4 to the Registrant’s Form 8-K filed January 11, 2006 and incorporated herein by reference.
10	.20+	Employment Agreement, effective as of January 1, 2004, between LMI Aerospace, Inc. and Duane Hahn, previously filed as Exhibit 10.3 to the Registrant’s Form 10-Q for the fiscal quarter ended June 30, 2004 and incorporated herein by reference.
10.21		Seventh Amendment to and Restatement of Loan Agreement, dated November 30, 2001, previously filed as Exhibit 10.1 to the Registrant’s Form 10-Q filed May 15, 2002 and incorporated herein by reference.
10.22		Eighth Amendment to and Restatement of Loan Agreement, dated May 15, 2002, previously filed as Exhibit 10.1 to the Registrant’s Form 8-K filed May 30, 2002 and incorporated herein by reference.
10.23		Ninth Amendment to Loan Agreement, dated June 30, 2002, previously filed as Exhibit 10.1 to the Registrant’s Form 10-Q filed August 14, 2002 and incorporated herein by reference.

Exhibit
Number	Description

10.24	Tenth Amendment to Loan Agreement, dated November 13, 2002, previously filed as Exhibit 10 to the Registrant’s Form 10-Q filed August 14, 2002 and incorporated herein by reference.
10.25	Eleventh Amendment to Loan Agreement, dated April 15, 2003, previously filed as Exhibit 10.1 to the Registrant’s Form 8-K filed April 23, 2003 and incorporated herein by reference.
10.26	Twelfth Amendment to Loan Agreement, dated January 5, 2004, previously filed as Exhibit 10 to the Registrant’s Form 8-K filed January 6, 2004 and incorporated herein by reference.
10.27	Thirteenth Amendment to Loan Agreement, dated March 30, 2004, previously filed as Exhibit 10.1 to the Registrant’s Form 8-K filed March 31, 2004 and incorporated herein by reference.
10.28	Multi-year contract between Leonard’s Metal, Inc. and Gulfstream Aerospace, dated September 3, 2003, previously filed as Exhibit 10.1 to the Registrant’s Form 8-K filed September 12, 2003 and incorporated herein by reference.
10.29	Special Business Provisions Agreement between Leonard’s Metal, Inc. and Boeing Company, dated March 20, 2003, previously filed as Exhibit 10.2 to the Registrant’s Form 8-K filed September 12, 2003 and incorporated herein by reference.
10.30	General Terms Agreement between Leonard’s Metal, Inc. and the Boeing Company, previously filed as Exhibit 10.3 to the Registrant’s Form 8-K filed September 12, 2003 and incorporated herein by reference.
10.31	Net Industrial lease between Nonar Enterprises and Versaform Corporation, dated as of September 12, 2003, previously filed as Exhibit 10.1 to the Registrant’s Form 10-Q filed November 14, 2003 and incorporated herein by reference.
10.32	Memorandum of Understanding between the Registrant and Gulfstream Aerospace Corporation, dated as of November 1, 2005, previously filed as Exhibit 10.1 to the Registrant’s Form 10-Q filed November 14, 2005 and incorporated herein by reference.
10.33	Credit and Security Agreement between the Registrant and Wells Fargo Business Credit, Inc., dated November 29, 2004, previously filed as Exhibit 10.1 to the Registrant’s Form 8-K filed December 1, 2004 and incorporated herein by reference.
21.1	List of Subsidiaries of the Registrant (filed herewith).
23.1	Consent of BDO Seidman, LLP (filed herewith).
23.2	Consent of Ernst & Young LLP (filed herewith).
23.3	Consent of Gallop, Johnson & Neuman, L.C. (included with its report filed as Exhibit 5.1).
24	Power of Attorney (see signature page to this Form S-1).

*	To be filed by amendment.

+	Management contract or compensatory plan or arrangement required to be filed as exhibit to this report.